No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2020

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

English translation of a press release regarding the Commencement of the Tender Offer to Make Keihin Corporation (Securities Code: 7251) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230)

Exhibit 2:

English translation of a press release regarding the Commencement of the Tender Offer to Make Showa Corporation (Securities Code: 7274) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation, and Nissin Kogyo Co., Ltd. (Securities Code: 7230)

Exhibit 3:

English translation of a press release regarding the Commencement of the Tender Offer to Make Nissin Kogyo Co., Ltd. (Securities Code: 7230) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: September 2, 2020

[Translation]

September 1, 2020

To: Shareholders of Honda Motor Co., Ltd.

From: Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice regarding the Commencement of the Tender Offer to Make Keihin Corporation (Securities Code: 7251) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230)

As announced by Honda Motor Co., Ltd. (the “Tender Offeror”) in the “Notice regarding the Scheduled Commencement of the Tender Offer to Make Keihin Corporation (Securities Code: 7251) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” dated October 30, 2019 (the “October 30 Press Release by the Tender Offeror”) and the “Notice regarding the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation, and Nissin Kogyo Co., Ltd.” also dated October 30, 2019 (the “Integration Press Release”), the Tender Offeror, Hitachi Automotive Systems, Ltd. (“Hitachi Automotive Systems”), Keihin Corporation (First Section of the Tokyo Stock Exchange, Inc. (“TSE”) (the “TSE 1st Section”), securities code: 7251, “Keihin” or the “Target Company”), Showa Corporation (TSE 1st Section, securities code: 7274, “Showa”), Nissin Kogyo Co., Ltd. (TSE 1st Section, securities code: 7230, “Nissin”; collectively with the Target Company and Showa, the “Three Target Companies”) and Hitachi Ltd. (TSE 1st Section, securities code: 6501, “Hitachi”) entered into the basic contract regarding a management integration (the “Basic Contract”) on October 30, 2019 (the “Basic Contract Conclusion Date”), to conduct the management integration (the “Integration”) through implementation of the absorption-type merger in which Hitachi Automotive Systems (a wholly-owned subsidiary of Hitachi) will be the surviving company, and the Three Target Companies will be the disappearing companies (the “Absorption-type Merger”) after making the Three Target Companies wholly-owned subsidiaries of the Tender Offeror. For details of the Basic Contract, please see “(3) Material Agreements Regarding the Tender Offer” of “1. Purpose of the Purchase” below.

As stated in the October 30 Press Release by the Tender Offeror, at the board of directors meeting held on October 30, 2019, the Tender Offeror has determined to conduct a tender offer based on the Basic Contract (the “Tender Offer”) with the common shares of the Target Company (the “Target Company Shares”) being the target after satisfaction of certain conditions precedent (the “Conditions Precedent”) such as (I) obtaining permits and licenses, etc. from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities and (II) the Target Company having resolved to support the Tender Offer with the Target Company Shares and to recommend to its shareholders to tender in such Tender Offer, having published the resolution, and not having changed the resolution or passed a contradictory resolution by its board of directors during the period from the date on which the Basic Contract is concluded to the date on which the Tender Offeror decides to commence the Tender Offer (the “Tender Offer Commencement Determination Date”), to obtain all of the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and treasury shares owned by the Target Company; hereinafter the same shall apply), and to make the Target Company a wholly-owned subsidiary of the Tender Offeror, as part of the series of transactions for the Integration, pursuant to the Basic Contract. Recently, upon the completion of the necessary procedures and activities based on the competition law of Thailand on August 26, 2020, the Tender Offeror confirmed that all of the Conditions Precedent, including obtaining the permits and licenses, etc., from the respective countries’ relevant authorities, have been satisfied, and that the conditions to commence the Tender Offer have been fulfilled. Therefore, the Tender Offeror determined to commence the Tender Offer on September 1, 2020.

1.	Purpose of the Purchase

(1)	Overview of the Tender Offer

As of today, the Tender Offeror owns 30,581,115 shares (ownership ratio (Note 1) 41.35%) of the Target Company Shares listed on the TSE 1st Section, and the Target Company is a Tender Offeror equity-method affiliate.

As announced in the October 30 Press Release by the Tender Offeror and the Integration Press Release, the Tender Offeror, Hitachi Automotive Systems, the Target Company, Showa, Nissin and Hitachi entered into the Basic Contract on October 30, 2019, to conduct the Integration through implementation of the Absorption-type Merger after making the Three Target Companies wholly-owned subsidiaries of the Tender Offeror. For details of the Basic Contract, please see “(3) Material Agreements Regarding the Tender Offer” below.

As stated in the October 30 Press Release by the Tender Offeror, at the board of directors meeting held on October 30, 2019, the Tender Offeror has determined to conduct the Tender Offer with the Target Company Shares being the target after satisfaction of the Conditions Precedent, to obtain all of the Target Company Shares, and to make the Target Company a wholly-owned subsidiary of the Tender Offeror, as part of the series of transactions for the Integration, pursuant to the Basic Contract. Recently, upon the completion of the necessary procedures and activities based on the competition law of Thailand on August 26, 2020, the Tender Offeror confirmed that all of the Conditions Precedent, including obtaining the licenses and permits, etc., from the respective countries’ relevant authorities, have been satisfied, and that the conditions to commence the Tender Offer have been fulfilled. Therefore, the Tender Offeror determined to commence the Tender Offer on September 1, 2020.

As announced in the “Notice regarding the Scheduled Commencement of the Tender Offer to Make Showa Corporation (Securities Code: 7274) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation, and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” and the “Notice regarding the Scheduled Commencement of the Tender Offer to Make Nissin Kogyo Co., Ltd. (Securities Code: 7230) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd.” dated October 30, 2019 and announced by the Tender Offeror (collectively, the “Other Press Releases by Two Target Companies”), the Tender Offeror also determined at the board of directors meeting held on October 30, 2019 that similar to the Tender Offer, and pursuant to the Basic Contract, as part of a series of transactions for the Integration, respective common stocks of Showa and Nissin are to be obtained through tender offers to make Showa and Nissin wholly-owned subsidiaries of the Tender Offeror. Such tender offers (collectively with the Tender Offer, the “Three Target Companies Tender Offer”) are also scheduled to be conducted after satisfaction of certain conditions precedent such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities. Recently, the Tender Offeror confirmed that those conditions precedent have been satisfied, and that the conditions to commence the tender offers for Showa and Nissin have also been fulfilled. Therefore, the Tender Offeror also determined to commence the tender offers for Showa and Nissin on September 1, 2020 (for details, please see the “Notice regarding the Commencement of the Tender Offer to Make Showa Corporation (Securities Code: 7274) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation, and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” and the “Notice regarding the Commencement of the Tender Offer to Make Nissin Kogyo Co., Ltd. (Securities Code: 7230) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd.” dated September 1, 2020 and announced by the Tender Offeror).

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The Tender Offeror has set the minimum number of shares to be purchased as 18,723,485 shares (Note 2) (ownership ratio 25.32%) in the Tender Offer; and if the total of the Target Company Shares tendered for the Tender Offer (the “Tendered Shares”) falls short of the minimum number of shares to be purchased, the Tender Offeror will purchase none of the Tendered Shares. On the other hand, as the Tender Offeror purports to make the Target Company its wholly-owned subsidiary through the Tender Offer, the maximum number of shares to be purchased has not been set; and if the total number of the Tendered Shares is the same as or more than the minimum number of shares to be purchased, purchase of all of the Tendered Shares will be conducted. The minimum number of shares to be purchased (18,723,485 shares) is set as the number obtained by the following formula: first, subtract from (a) the total number of issued shares as of June 30, 2020, as stated in the First Quarterly Report for the 80th Fiscal Year submitted on August 6, 2020 by the Target Company (the “Target Company’s First Quarterly Report for the 80th Fiscal Year”) (73,985,246 shares), (b) the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the financial summary (IFRS) (consolidated) for the first quarter of the fiscal year ending in March 2021 submitted on August 6, 2020 by the Target Company (the “Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021”) (28,417 shares). This amounts to 73,956,829 shares, which corresponds to 739,568 voting rights. Such number of voting rights is then multiplied by 2/3 (493,046 voting rights) (rounded up to the nearest whole number). Based on the number obtained by multiplying by 100 shares the share unit number of the Target Company, deduct the number of the Target Company Shares owned by the Tender Offeror as of today (30,581,115 shares).

(Note 1)

“Ownership ratio” refers to the ratio against the number of shares (73,956,829 shares) obtained by deduction of the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021 (28,417 shares) out of the total number of issued shares as of June 30, 2020, as stated in the Target Company’s First Quarterly Report for the 80th Fiscal Year (73,985,246 shares) (any fraction is rounded off to two decimal places; hereinafter the same shall apply in the calculation of ownership ratio).

(Note 2)

In the October 30 Press Release by the Tender Offeror, the minimum number of shares to be purchased was stated as 18,724,185 shares. However, by June 30, 2020, the number of treasury shares owned by the Target Company has changed from 27,332 shares to 28,417 shares, and therefore the minimum number of shares to be purchased is changed to 18,723,485 shares.

As the Tender Offeror purports to make the Target Company its wholly-owned subsidiary, if the Tender Offeror cannot obtain all of the Target Company Shares through the Tender Offer, after the completion of the Tender Offer, the Tender Offeror schedules to implement a series of procedures to make the Tender Offeror the sole shareholder of the Target Company (the “Transaction to Make the Target Company a Wholly-Owned Subsidiary”; collectively with the Tender Offer, the “Transactions”). Furthermore, the Tender Offeror also plans to implement, respectively, a series of procedures to make Showa and Nissin wholly-owned subsidiaries of the Tender Offeror through the same method as in the Transaction to Make the Target Company a Wholly-Owned Subsidiary (collectively with the Transaction to Make the Target Company a Wholly-Owned Subsidiary, the “Transaction to Make the Three Target Companies Wholly-Owned Subsidiaries”). Upon completion of the Transaction to Make the Three Target Companies Wholly-Owned Subsidiaries, the Tender Offerer plans to implement the Absorption-type Merger, and the effective date of the Absorption-type Merger is scheduled to be during the period (i) between January and February, 2021, if all of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries will be conducted by the Demand for Cash-Out stated in “(5) Policies Regarding Reorganization, among others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below, or (ii) between February and March, 2021, if any of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries will be conducted by the Share Consolidation stated in “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below. For details, please see “(II) Structure of the Integration” of “(2) Background to Decision to Implement Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy,” and “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below.

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On the other hand, according to the “Notice of Position Statement regarding the Scheduled Commencement of the Tender Offer by Honda Motor Co., Ltd., an Affiliate, for the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” dated October 30, 2019 and announced by the Target Company (the “October 30 Press Release by the Target Company”), at the meeting of the Target Company’s board of directors held on October 30, 2019, the Target Company resolved to express an opinion to support the Tender Offer at the commencement of the Tender Offer, and to recommend to the Target Company’s shareholders to tender in the Tender Offer, as the Target Company’s opinion as of the same date regarding the Tender Offer.

After that, as of July 30, 2020, it was possible to anticipate the completion of all procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer; therefore, the Tender Offeror requested that the Target Company commence preparations for the decision to commence the tender offer on August 18, 2020, subject to the completion of such procedures and activities by August 14, 2020. However, because the procedures and activities based on the competition law of Thailand were not completed as of August 14, 2020, the Tender Offeror notified the Target Company on the same date that it will not make a decision in relation to the commencement of the Tender Offer on August 18, 2020. After that, on August 26, 2020, all procedures and activities based on domestic and foreign competition laws, the completion of which had been required for the commencement of the Tender Offer, were completed; therefore, on August 27, 2020, the Tender Offeror told the Target Company that it wants to commence the Tender Offer on September 2, 2020 (“Tender Offer Commencement Date”), on the premise that other Conditions Precedent would be satisfied. According to the “Notice of Position Statement regarding the Commencement of the Tender Offer for the Company’s Shares by Honda Motor Co., Ltd., an Affiliate, for the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” announced by the Target Company on September 1, 2020 (the “September 1 Press Release by the Target Company;” collectively with the October 30 Press Release by the Target Company, the “Target Company Press Releases”), on July 30, 2020, the Target Company asked the Special Committee to examine whether there are any changes in the opinion of the Written Report on October 30, 2019, and to state to the Target Company’s board of directors that there are no changes if there is no change, or to state the opinions after the change if there are any changes, as stated in “(III) Independent Special Committee Established by the Target Company” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer” below. As a result of consideration of such matters, on September 1, 2020, the Special Committee submitted to the board of directors of the Target Company a written report (the “Written Report on September 1, 2020”), upon unanimous resolution by all committee members.

Under these circumstances, recently, the Tender Offeror confirmed that the Conditions Precedent have been satisfied, and that the conditions to commence the Tender Offer have been fulfilled. Therefore, the Tender Offeror decided to commence the Tender Offer on September 1, 2020.

With regard to this decision, the Target Company carefully reconsidered the various conditions regarding the Tender Offer based on the Written Report on September 1, 2020 and the Target Company Share Valuation Report on August 31, 2020 (as defined in “(II) Valuation Report Obtained by the Target Company from an Independent Third-Party Valuation Organization” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer” below; hereinafter the same shall apply). As a result, regarding the Tender Offer, at the board of directors meeting held on September 1, 2020, the Target Company resolved to express an opinion to support the Tender Offer and to recommend that its shareholders tender Target Company Shares for the Tender Offer based on the grounds and reasons stated in “(V) Process of and Reasons for Decision-Making by the Target Company” of “(2) Background to Decision to Implement Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy” below.

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According to the Target Company Press Releases, both resolutions of the Target Company’s board of directors above were made on the precondition that the Tender Offeror aims to make the Target Company its wholly-owned subsidiary through the Tender Offer and subsequent procedures, the Target Company Shares are scheduled to be delisted, and the Integration including the Absorption-type Merger is to be conducted.

(2)	Background to Decision to Implement Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy

(I)	Background to, Purpose of, and Decision-Making Process of, the Resolution to Conduct the Tender Offer

The Tender Offeror Group consists of the Tender Offeror, 357 consolidated subsidiaries and 73 equity-method affiliates including the Three Target Companies (collectively with the Tender Offeror, the “Tender Offeror Group”) as of March 31, 2020, and by business category, the Tender Offeror’s businesses consist of motorcycle business, automobile business, financial service business, life creation (Note 1) and other businesses. The Tender Offeror began with the opening of Honda Technical Research Institute in Hamamatsu-city, Shizuoka Prefecture by Mr. Soichiro Honda in October 1946, and it was established as Honda Motor Co., Ltd. by succession of Honda Technical Research Institute in September 1948. Then, the Tender Offeror was listed on the Tokyo Stock Exchange in December 1957, and it is listed on the TSE 1st Section as of today.

(Note 1)	Business to provide power products, including power generators, lawn mowers, and general-purpose engines, and to engage in energy business.

The Tender Offeror Group has fundamental beliefs of “Respect for the Individual” and “The Three Joys” (The Joy of Buying, The Joy of Selling, The Joy of Creating). Based on these fundamental beliefs, the company principle of “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality yet at a reasonable price for worldwide customer satisfaction.” is established and these are shared by each and every employees working at the Tender Offeror Group as “Honda Philosophy.” Moreover, the Tender Offeror Group practices daily corporate activities with Honda Philosophy being the standard for the conduct and decision-making, share joys with all people including shareholders, and strive for enhancement of corporate value.

Also, in the “2030 Vision” established in June 2017, vision statement of “serve people worldwide with the ‘joy of expanding their life’s potential’” and “lead the advancement of mobility and people’s daily lives,” was established. In order to realize this statement, direction of initiatives with three viewpoints of “creating value for ‘mobility’ and ‘daily lives’,” “accommodate the different characteristics of people and society,” and “toward a clean and safe/secure society” have been set.

On the other hand, according to the Target Company, as of today, the Target Company Group consists of 29 consolidated subsidiaries (together with the Target Company, the “Target Company Group”), and its main businesses are the manufacture and sale of components for motorcycles and automobiles. Also, according to the Target Company, the Target Company sells products to the Tender Offeror, and the Target Company and the Tender Offeror are in a continuous and close business relationship. The Target Company was established in Kawasaki-city, Kanagawa Prefecture in December 1956, and was listed on the Second Section of the Tokyo Stock Exchange in December 1964. Furthermore, it was designated to the TSE 1st Section in September 1994. Then, in April 1997, the Target Company merged with Hadsys Co., Ltd. and e-Giken Co., Ltd., and changed its corporate name to Keihin Corporation and now exists as such.

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According to the Target Company, the Target Company Group has the fundamental beliefs of “Respect for the Individuals” (the belief that the most important asset of the company is its “people” and each individual shining forth will be the source of its power) and “The Five Joys” (The Joy of Sharing with Society by being a model corporate citizen, The Joy of Sharing with customers by using our advanced skills and close interaction, The Joy of Sharing with Suppliers by ensuring that each party prospers in a relationship of mutual creativity, The Joy of Sharing with Shareholders by always maintaining our appeal as a company, and The Joy of Sharing among Ourselves by gaining the empathy and trust of all (the belief of how joy is shared with each individual involved in corporate activities of the Target Company Group, based on the “Respect for the Individuals”, is the outcome of activities). The Target Company Group had created numerous products for “driving” cars and motorcycles for over 60 years since its foundation, to make the lives of people more convenient and enrich them globally and to contribute to development of a mobility (Note 2) society with less impact on the earth’s environment.

On the other hand, according to the Target Company Group, in the business environment surrounding the Target Company Group, global environmental regulations are expected to be strengthened further for both motorcycles and automobiles. Particularly, concerning motorcycles, in addition to the expansion of changes to FI (electrically-controlled fuel injection system) (Note 3) in India from 2020, there is expected to be a progress of measures toward electrification mainly in Japan and Asia in the future. Furthermore, concerning automobiles, further acceleration of measures for electrification mainly in advanced countries, and the rapid expansion of sales of electric vehicles particularly in China are expected. Thus, in addition to furthering electrification in connection with various stricter world-wide environmental regulations, activation of measures for safety enhancement and computerization utilizing data collected from automobiles, such as vehicle body control, in accordance with the surrounding circumstances as recognized by in-vehicle sensors and cameras, etc., and road infrastructure and communications with surrounding moving vehicles and diversification of market needs, etc. are intertwined in complex ways. In this way, the industry itself is undergoing significant changes.

(Note 2)	General term for moving functions including motorcycles and automobiles.

(Note 3)	Device to measure the volume of air entering the engine by sensors, and inject the necessary fuel based on computer calculation.

Under such circumstances, according to the Target Company Group, as of October 30, 2019, the Target Company Group formulated the 13th Midterm Global Policy, a three-year plan from 2017 to 2019; and particularly in 2019 (which is the final year), the Target Company Group has engaged in the following agenda toward “Realization of forging a strong, good and praiseworthy company,” which is the global policy under the above midterm global policy.

(i)	Motorcycles environmental response

Following Thailand, Indonesia and China, India, which is the world’s largest motorcycle market, will start transitioning to FI. In light of this change, employees of five plants in India, including a newly completed plant, and their business affiliates will simultaneously start production on a scale of approximately 10,000,000 units of each of the four products of the FI system, and secure motorcycles and power products businesses.

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(ii)	Automobiles electrification response

According to the Target Company Group, the Target Company Group will commence the production of a next-generation power control unit (Note 4), which is a core product that controls the driving as the heart of electric vehicles, in Japan to respond to rapid expansion of sales of electric vehicles such as electric cars and hybrid cars, and further proceed with preparation toward commencement of local production in China where electrification expands quickly. In response to automobile electrification that is expected to further expand globally in the future, The Target Company Group will concentrate management resources in both development and production and proceed with preparation.

(iii)	Strengthening of business foundation

Proceed with process of rationalization and facility automation at production bases in and outside Japan, and enhance the cost competitiveness of products. Also, in order to develop next-generation model electric vehicle products and competitive products for gasoline engines meeting customers’ needs, in addition to strengthening research and development, the Target Company Group will have its globally developed sales and development teams to engage in proposal and support activities in an integrated manner in order to obtain new customers, and aim for sustainable growth.

(iv)	Measures toward reduction in environmental burden

In addition to proceeding with product development to realize environmentally friendly mobility, by also strengthening measures toward a reduction in the environmental burden in business activities such as production, purchase and logistics, the Target Company Group will take measures so that they will evolve to become a company that can gain empathy and trust from stakeholders.

(Note 4)	A unit that controls an electricity-generating motor and driving motor when a hybrid car or electric car starts moving, accelerates, or slows down.

However, under such circumstances, according to the Target Company Group, while the Target Company Group proceeds with the responses toward electrification such as starting the production of power control units, there are issues such as the need for a large amount of capital investment, and securing engineers engaged in software development, and modularization (Note 5) of areas of products for electric vehicles, and catching up with trends for systemization.

Also, in order to respond to enhanced needs for cost reduction at automobile manufacturers and shift to overseas local production, automobile component manufacturers are required to reduce costs due to the effects of a merit of scale in connection with the increase in production volume, and to construct a timely supply system in global locations. In response, in recent years, mega suppliers (Note 6) have expanded their sales volumes, and further intensification of competition is expected, such as harsher competition with mega suppliers in the areas of products in which the Target Company Group had been competitive.

(Note 5)	Standardized parts configurations that can be applied to other models when developing new cars.

(Note 6)	Common name for large-scale companies that globally supply parts to major automobile manufacturers.

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As for the relationship between the Tender Offeror and the Target Company, both companies started transactions in carburetors for motorcycles in 1957, and in 1965, the Tender Offeror acquired 35,200 shares of the Target Company Shares (shareholding ratio at the time (ratio to the total number of issued shares, including treasury shares, rounded off to two decimal places; hereinafter the same shall apply in this paragraph): 11.73%). In 1969 and 1971, through shareholder allocation, the Tender Offeror acquired 35,200 shares and 35,200 shares, respectively, and the Target Company Shares owned by the Tender Offeror became 105,600 shares (shareholding ratio at the time: 11.73%). Thereafter, the Tender Offeror acquired 314,900 shares of the Target Company Shares by third-party allotment in 1972, 57,400 shares in 1973, and 26,500 shares in 1974, and the Target Company Shares owned by the Tender Offeror became 504,400 shares (shareholding ratio at the time: 45.85%). In 1978, 30,000 shares were disposed of, and the Target Company Shares owned by the Tender Offeror became 474,400 shares (shareholding ratio at the time: 43.13%). Furthermore, in 1980, the Tender Offeror acquired 32,200 shares of the Target Company through an offer for public subscription, etc. and acquired 132,420 shares in 1981 and 95,200 shares in 1982, respectively, by granting shares without consideration, and the number of the Target Company Shares owned by the Tender Offeror became 734,220 shares (shareholding ratio at the time: 40.79%). Due to a change in par value in 1983, the Target Company Shares owned by the Tender Offeror became 7,342,200 shares (shareholding ratio at the time: 40.79%). The Tender Offeror acquired 65,000 shares in 1985, 1,035,000 shares through an offer for public subscription in 1986 and 844,220 shares, 464,321 shares, and 292,522 shares by granting shares without consideration in 1987, 1988 and 1989, respectively. Furthermore, in 1990, the Tender Offeror acquired 1,448,000 shares through an offer for public subscription, and the Target Company Shares owned by the Tender Offeror became 11,491,263 shares (shareholding ratio at the time: 34.82%). Due to the merger with Hadsys Co., Ltd. and e-Giken Co., Ltd., in April 1997, the Tender Offeror acquired 15,993,000 shares, in 2000, the Tender Offeror disposed of 2,000,000 shares, and in 2001, the Tender Offeror acquired 5,096,852 shares through a share split. Since 2001, the Tender Offeror has owned 30,581,115 Target Company Shares, which results in the current ownership ratio (41.35%). The Target Company has become an equity-method affiliate of the Tender Offeror. In terms of businesses, as the engine management system engaged in by the Target Company is a primary component in motorcycles and automobiles, which are the primary products of the Tender Offeror, the Tender Offeror and the Target Company have built a close relationship as mutually important business partners over time. In addition, 10 employees of the Tender Offeror have been assigned on secondment to the Target Company as of March 31, 2020. No officers of the Target Company are on secondment from the Tender Offeror.

In recent years, various stricter world-wide environmental regulations including CO2 (carbon dioxide) emission regulations, activation of measures for safety enhancement and computerization to utilize data collected from automobiles, such as vehicle body control, in accordance with the surrounding environment as recognized by in-vehicle sensors and cameras, etc., and road infrastructure and communications with surrounding travelling vehicles and diversification of market needs, etc. are intertwined in complex ways; and global mobility industry centered on automobiles itself is undergoing significant change. In order to respond to changes in the external environment, domestic and foreign automobile components manufacturers conduct business alliance, capital alliance and business acquisition, etc., and it is expected that the competition environment among the companies in the mobility industry will intensify further in the future.

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In response to stricter environmental regulations, activation of measures for safety enhancement and computerization and diversification of market needs such as the above, the Tender Offeror focuses on responses to environment, safety, and computerization as duties of a mobility manufacturer, and aims to realize a carbon-free society and collision-free society, as well as actively engaging with the most important items, namely, the “introduction of electrification technology” and the “introduction of advanced safety technology”. However, next-generation technologies required for development of automobiles such as electrification technology to realize electric vehicles such as hybrid cars and electric vehicles, and advanced safety technology to realize a driving safety support system and automated driving system (Note 7) are undergoing sophistication, complexity, and diversification. The Tender Offeror believes that measures will be required which significantly exceed speed and management resources of technology development and product development previously dealt with by automobile manufacturers alone. Also, as new technologies not fully utilized in previous motorcycles and automobiles including information and system technology will be required in such next-generation technology areas, other competing companies are accelerating their efforts, such as entries into the market by various companies in different industries. Under such circumstances, in order to establish a superior position in advance of other companies, the Tender Offeror believes that the Tender Offeror Group is required to distribute management resources into relevant areas in a mobile, concentrated, and efficient manner.

(Note 7)

Definition of Driving Safety Support System and Automated Driving System (source: December 7, 2016 “Trend Regarding Definition of Levels of Automated Driving and Future Responses (Draft)” National Strategy Office of Information and Communication Technology, Cabinet Secretariat)

Category		Outline	System to realize the item on the left
Information provision-type		Alert to drivers, etc.	“Driving Safety Support System”
Automatic control utilizing-type	Level 1: Single-type	Status where system operates either acceleration, steering or control
	Level 2: System combination	Status where system simultaneously conducts multiple operations of acceleration, steering or control	“Automated Driving System”
	Level 3: System sophistication	Status where acceleration, steering and control are all conducted by the system, and drivers respond only when the system requests them to do so
	Level 4: Fully automated driving	Status where acceleration, steering and control are all conducted by the system, and drivers are not involved

In order to survive global competition, it is becoming increasingly important for automobile manufacturers to provide products at low cost; therefore, there is an urgent need to collaborate with automobile parts manufacturers, and to strengthen measures toward modularization of the development system and standardization of chassis and parts among several car models. Under such circumstances, in order to respond to increased needs for cost reduction and shift to overseas local production, etc. by automobile manufacturers, automobile parts manufacturers are required to lower costs through an economy of scale in connection with the increase in production volume, and to construct a timely supply system at global locations. In recent years, mega suppliers are expanding their sales volume. The Tender Offeror Group aimed for an optimal product supply system in conformity with market needs upon developing automobiles, and close collaboration took place among the Tender Offeror and parts manufacturers including the Three Target Companies for each area of individual parts. However, under the above circumstances, the Tender Offeror believes that in order to further develop a joint development system among the Tender Offeror and the parts manufacturers within the Tender Offeror Group, and to respond to modularization and parts standardization, it is necessary, in addition to structuring a comprehensive development system with the suppliers owning a vast array of technologies from conventional technology (Note 8) such as machinery and parts to electrification and information technology, to establish an optimal supply chain for the entire Tender Offeror Group. Also, in order to realize a reduction in procurement and production costs in connection with the increase in parts production volume, the Tender Offeror Group believes it is an issue for the Three Target Companies to further strengthen the sales to automobile manufacturers other than the Tender Offeror.

(Note 8)	Technology used for existing components

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Furthermore, in the growing markets in Asia and other emerging countries, which are future growth markets for the mobility industry, the mobility industry expects to continue to see a solid demand for motorcycles, and automobile ownership is becoming widespread mainly among entry-level car owners. As such, competition will inevitably be aggravated due to the market and trade liberalization, increased presence of overseas automobile manufacturers, and the rise of local emerging manufacturers. To survive global competition in those growing markets, automobile manufacturers are required to swiftly cater to diversified market needs and offer highly cost-competitive products in a timely manner. Also, the recent global economy is exposed to growing uncertainties due to trade frictions between China and the United States, Britain’s exit from the EU, and other factors, which make it difficult to forecast market trends. In order to flexibly and swiftly respond to the diversified and complex market environment, the Tender Offeror Group recognizes the necessity to further reinforce its global supply chain by accelerating cooperation and coordination with regional bases and suppliers in each area of development, procurement, production, and sales.

Under these business conditions, the Tender Offeror has sought a cooperative business relationship with Hitachi Automotive Systems, a wholly-owned subsidiary of Hitachi that provides motors for electric vehicles to domestic and foreign automobile manufacturers, for which it promotes miniaturizing, weight saving, and higher output. More specifically, the Tender Offeror entered into a joint venture agreement with Hitachi Automotive Systems on March 24, 2017, and established Hitachi Automotive Electric Motor Systems, Ltd., whose business is development, manufacture, and sale of motors for electric vehicles, on July 3, 2017 as a joint venture. The Tender Offeror aims to establish systems that can respond to a globally expanding demand for motors for electric vehicles by each automobile manufacturer, by drawing together the technologies of Hitachi Automotive Systems and the Tender Offeror and proceeding with joint research and development of motors that are core parts for electric vehicles at the joint venture. In addition, while the Tender Offeror is currently engaged in joint research and development with the Three Target Companies and Hitachi Automotive Systems in next-generation technology areas, such as electrification technology and advanced safety systems, it sees the necessity to extend such joint development further in order for the Tender Offeror Group to acquire a dominant position before other companies in those areas where competitors are making large and speedy research and development investments. Particularly, the motorcycle business is also anticipated to require developing next-generation technologies such as electrification technology to realize electric vehicles such as hybrid cars and electric vehicles, and advanced safety technology to realize a driving safety support system and automated driving system. The Tender Offeror therefore expects to be able to acquire a dominant position before other companies and realize superior competitiveness as a motorcycle parts manufacturer if the Three Target Companies utilize, for motorcycle development, Hitachi Automotive Systems’ next-generation technologies, such as electrification technology and advanced safety systems for automobiles.

As the business environment evolves drastically, the Tender Offeror has come to believe that it is necessary to be able to supply high value-added and cost-competitive products to ensure sustainable growth and enhance the profitability of the Tender Offeror Group, including the Three Target Companies. This will be attained by: promptly establishing competitive technologies (a winning edge) that may be difficult for the Tender Offeror Group (including the Three Target Companies) to obtain alone in next-generation technology areas (such as electrification and automatic driving) by drawing together the technologies of the Tender Offeror, the Target Company (which possesses superior powertrain technology), Showa (which possesses superior suspension and steering technology), Nissin (which possesses superior brake system technology), and Hitachi Automotive Systems (which possesses superior technology in each of powertrain, chassis, and safety systems), and by building a robust joint research and development structure; and creating an efficient development and production structure in conventional technology areas.

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On the other hand, next-generation technology areas, such as electrification technology and advanced safety systems, are new areas that have not been fully addressed to date by the mobility industry and entail risks that are higher than in the conventional mobility business, such as those involved in the requirement of large-scale and timely investments and in uncertainties in future market trends and the technologies required. This may adversely affect the market stock prices of the Three Target Companies, depending on short-term performance fluctuations and evaluation by the stock market. Accordingly, in swiftly executing management initiatives that are likely required to boost the medium- to long-term competitiveness of the Tender Offeror Group, including the Target Company, the Tender Offeror decided that it would be in the interest of the minority shareholders of the Three Target Companies to provide their general shareholders with a reasonable opportunity to sell shares without exposing them to the risk of drastic change of share prices as a result of executing the management initiatives in the future.

Considering the above factors, the Tender Offeror appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and Nishimura & Asahi as a legal advisor independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and started initial consideration and discussions regarding the Integration, including the Tender Offer, with Hitachi Automotive Systems and Hitachi. Thereafter, based on the results of the considerations and discussions, the Tender Offeror concluded in late May 2019 that it would be the best option for the Tender Offeror Group to implement the Absorption-type Merger in which Hitachi Automotive Systems will be the surviving company, with the purpose of building a structure where management initiatives that are likely required to boost the medium- to long-term competitiveness of the Tender Offeror Group, including the Target Company, can be swiftly executed, after making the Three Target Companies, including the Target Company, wholly-owned subsidiaries of the Tender Offeror by obtaining all shares of common stock of the Three Target Companies (the “Three Target Company Shares”) (excluding, however, the Three Target Company Shares owned by the Tender Offeror and treasury shares owned by the Three Target Companies; hereinafter the same shall apply). In early June 2019, the Tender Offeror, Hitachi Automotive Systems and Hitachi made an initial proposal for the Integration (the “Proposal”) to the Target Company. The Proposal states that the Tender Offeror would acquire the Three Target Company Shares through procedures such as a tender offer and make the Three Target Companies its wholly-owned subsidiaries; thereafter, Hitachi Automotive Systems and the Three Target Companies would integrate through an absorption-type merger in which Hitachi Automotive Systems would be the surviving company, or through other methods, and as a result of the integration, the surviving company after Absorption-type Merger (the “Integrated Company”) would become a consolidated subsidiary of Hitachi that holds 66.6% of its voting rights and an equity-method affiliate of the Tender Offeror that holds 33.4% of its voting rights.

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On the other hand, upon receipt of the Proposal from the Tender Offeror in early June 2019, the Target Company appointed Industrial Growth Platform, Inc. (“Industrial Growth Platform”) as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and TMI Associates as a legal advisor independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in order to ensure the fairness of the purchase price in the Tender Offer (the “Tender Offer Price”) and other terms of the Transactions. The Target Company also established the Special Committee on July 30, 2019, as an advisory body for its board of directors to consider the Proposal.

Then, the Tender Offeror, with the approval of the Target Company, conducted due diligence on the Target Company from the middle of July 2019 to early September 2019. The Tender Offeror and the Target Company continued discussions regarding, among other matters, the purpose of the Integration, including the Tender Offer, management structures and policies after the Integration, and various conditions of the Integration, with the aim of further enhancing their respective enterprise value. Furthermore, from early October 2019, the Tender Offeror held discussions and negotiations with the Target Company on several occasions regarding the Tender Offer Price. Thereafter, in late October 2019, the Tender Offeror made the final proposal regarding various conditions of the Tender Offer, including prices, to the Target Company and held discussions and negotiations with the Target Company.

Consequently, in late October 2019, the Tender Offeror and the Target Company agreed that conducting the Integration by making the Three Target Companies including the Target Company wholly-owned subsidiaries and then implementing the Absorption-type Merger in which Hitachi Automotive Systems would be the surviving company would be the best measure to allow the Tender Offeror Group to respond to changes in the business environment surrounding the Tender Offeror Group and contribute to enhancing the enterprise value of the whole Tender Offeror Group including the Target Company. Accordingly, as of October 30, 2019, the Tender Offeror determined to conduct the Tender Offer for the Target Company Shares as part of a series of transactions for the Integration based on the Basic Contract, on condition that the Conditions Precedent are satisfied.

As announced in the Other Press Releases by Two Target Companies, the Tender Offeror also discussed and negotiated the implementation of the Integration with Showa and Nissin on several occasions; as a result, it has also determined at the board of directors meeting held on October 30, 2019 that as part of a series of transactions for the Integration, respective common stocks of Showa and Nissin are to be obtained through tender offers. As stated in “(1) Overview of the Tender Offer” above, such tender offers are also scheduled to be conducted after satisfaction of certain conditions precedent such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities.

Facing a response to changes in the management environment and the Integration, in the new 14th Midterm Global Policy which commenced on April 1, 2020, the Target Company Group is working on the following, as important measures toward its planned global policy, which is to “maximize integration synergy to grow into global mega-supplier.”

a.	Provide solutions and services that make the customers happy

For products relating to electronic vehicles, the Target Company will proceed with strengthening the development of new technology and establishing a business foundation to stabilize its position as a front-runner. For products relating to gasoline engines, it will proceed with the expansion of added value including systems modules.

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b.	Utilize the good traits of the Target Company, “enthusiasm, sincerity, and speed,” to become a trusted presence

To realize growth utilizing its good traits, the Target Company will aim to improve its constitution and enhance profitability in all areas of business, manufacturing, development, sales and purchasing, quality, and management, and to build a strong foundation. Also, the Target Company will return to its origins where Q (quality) is the most important factor in the manufacturing business as between Q (quality), C (cost), and D (delivery), and the Target Company will aim to realize the manufacturing of products that are trusted by all stakeholders.

c.	Lead the creation of new value in mobility sought by society

The Target Company will work toward the creation of new value in mobility that could change society, by responding to changes in the business environment and collecting leading knowledge from around the world by actively utilizing open innovation.

After that, although it took a reasonable time to complete all of the procedures and activities for the commencement of the Tender Offer based on domestic and foreign competition laws because there are many countries and regions in which such processes were required, there are six different companies that are related parties, and the competition authorities’ examinations required a long time in some of these countries due to the influence of the novel coronavirus (COVID-19), as of July 30, 2020, it became possible to anticipate the completion of all procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer; therefore, the Tender Offeror requested the Target Company commence preparations for the decision to commence the tender offer on August 18, 2020, subject to the completion of such procedures and activities by August 14, 2020. However, because the procedures and activities based on the competition law of Thailand were not completed as of August 14, 2020, the Tender Offeror notified the Target Company on the same date that it will not make a decision in relation to the commencement of the Tender Offer on August 18, 2020. After that, on August 26, 2020, all procedures and activities based on domestic and foreign competition laws, the completion of which had been required for the commencement of the Tender Offer, were completed; therefore, on August 27, 2020, the Tender Offeror told the Target Company that it wants to commence the Tender Offer on September 2, 2020, on the premise that other Conditions Precedent would be satisfied. According to the September 1 Press Release by the Target Company, on July 30, 2020, the Target Company asked the Special Committee to examine whether there are any changes in the opinion of the Written Report on October 30, 2019, and to state to the Target Company’s board of directors that there are no changes if there is no change, or to state the opinions after the change if there are any changes, as stated in “(III) Independent Special Committee Established by the Target Company” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer.” As a result of consideration of such matters, on September 1, 2020, the Special Committee submitted to the board of directors of the Target Company the Written Report on September 1, 2020, upon unanimous resolution by all committee members.

Under these circumstances, recently, the Tender Offeror confirmed that the Conditions Precedent have been satisfied, and that the conditions to commence the Tender Offer have been fulfilled. Therefore, the Tender Offeror decided to commence the Tender Offer on September 1, 2020.

With regard to this decision, the Target Company carefully reconsidered the various conditions regarding the Tender Offer based on the Written Report on September 1, 2020 and the Target Company Share Valuation Report on August 31, 2020. As a result, regarding the Tender Offer, at the board of directors meeting held on September 1, 2020, the Target Company resolved to express an opinion to support the Tender Offer and to recommend that its shareholders tender Target Company Shares for the Tender Offer based on the grounds and reasons stated in “(V) Process of and Reasons for Decision-Making by the Target Company” below.

According to the Target Company Press Releases, both resolutions of the Target Company’s board of directors above were made on the precondition that the Tender Offeror aims to make the Target Company its wholly-owned subsidiary through the Tender Offer and subsequent procedures, the Target Company Shares are scheduled to be delisted, and the Integration including the Absorption-type Merger is to be conducted.

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Specific synergy effects of the Integration that are expected to occur in the Tender Offeror Group including the Target Company are as stated below.

(i)	Streamlining development and production structure and enhancing development of the next-generation technology

The alliance between the Three Target Companies and Hitachi Automotive Systems will enable them to enhance their development structure in next-generation technology areas expected to see growing demands in the future, such as electrification technologies, advanced safety technologies, and vehicle control technologies. Simultaneously, it will also enable the Tender Offeror Group to obtain Hitachi Automotive Systems’ technologies in the system and IT field, which the Tender Offeror Group had to develop alone previously, and thereby to achieve selected and concentrated development investment. The Tender Offeror expects that this will realize the optimal allocation of business resources for the Tender Offeror Group as a whole. In addition, by accelerating complementation of each other’s technology areas and regional bases in development and production fields of the Integrated Company, the Integrated Company will be able to supply more high value-added and cost-competitive products and to establish a supply structure to swiftly and flexibly respond to changes in demands of automobile manufacturers including the Tender Offeror.

(ii)	Reducing procurement and production costs through increased component sales to automobile manufacturers other than the Tender Offeror

Based on the industry’s latest technologies in a wide range of areas from conventional technologies such as machine components to electrification and information technologies, the Integrated Company will be able to establish a comprehensive development structure with automobile manufacturers and, as one of the global mega suppliers, to expand its sales to automobile manufacturers other than the Tender Offeror. With the increase in component production resulting from the above, the Integrated Company will be able to reduce procurement and production costs through the scale effect and thus expects to realize excellent profitability and competitiveness based on the international competitive advantage.

(II)	Structure of the Integration

The structure of the Integration is as stated below.

(i)	Implementation of the Three Target Companies Tender Offer

Subject to the Conditions Precedent to the commencement that certain matters such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities, such as notifications or approvals for business combination to or by the respective countries’ competition authorities (for details, please see “(3) Material Agreements Regarding the Tender Offer” below and the Other Press Releases by Two Target Companies), are satisfied, the Tender Offeror planned to implement the Three Target Companies Tender Offer, respectively. Recently, those particular matters have been satisfied, and thus the Three Target Companies Tender Offer will be implemented from September 2, 2020.

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(Note)	Percentage (%) in the above chart indicates the ratio of voting rights held by the relevant shareholders to voting rights held by all shareholders; the same shall apply in this section.

(ii)	Implementation of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries

If each of the Three Target Companies Tender Offer is successfully completed, and the Tender Offeror fails to acquire all of the common shares of the Three Target Companies for which the Three Target Companies Tender Offer is successfully completed, a series of procedures to make the Tender Offeror the only shareholder of the Three Target Companies will be implemented. For details of the Transaction to Make the Target Company a Wholly-Owned Subsidiary, please see “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below. For Showa and Nissin, the Transaction to Make the Three Target Companies Wholly-Owned Subsidiaries, which is a series of procedures to make them wholly-owned subsidiaries of the Tender Offeror, will be also implemented through the same method as in the Transaction to Make the Target Company a Wholly-Owned Subsidiary.

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(iii)	Implementation of the Absorption-type Merger

After the completion of the Three Target Companies Tender Offer stated in (i) above and the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries stated in (ii) above, the Absorption-type Merger between Hitachi Automotive Systems (a wholly-owned subsidiary of Hitachi) as the surviving company, and the Three Target Companies as the disappearing companies will be implemented. As stated in “(3) Material Agreements Regarding the Tender Offer” below, the Tender Offeror and Hitachi have agreed in the Basic Contract that in the Absorption-type Merger, common shares of the Integrated Company will be allotted to the Tender Offeror as the consideration for merger, in a merger ratio where the number of voting rights of the Integrated Company held by the Tender Offeror will account for 33.4% of the number of the voting rights held by all shareholders of the Integrated Company. If any of the tender offers targeting the Three Target Companies is not successfully completed, or if a substantial delay is expected in making any one or two companies among the Three Target Companies wholly-owned subsidiaries, Hitachi and the Tender Offeror are planning to conduct the Absorption-type Merger between Hitachi Automotive Systems and the company(ies) among the Three Target Companies that has successfully become wholly-owned subsidiary(ies) of the Tender Offeror. Furthermore, the ratio of the total share value of the Three Target Companies as of the effective time of the Absorption-type Merger to Hitachi Automotive Systems’ share value does not necessarily correspond to the above merger ratio. Given the above, sometime between completion of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries and the effective time of the Absorption-type Merger, in order to have the ratio of the total share value of the Three Target Companies to Hitachi Automotive Systems’ share value correspond to the above merger ratio, adjustment of the Three Target Companies’ share value by the Three Target Companies obtaining treasury shares will be implemented. The effective date of the Absorption-type Merger is scheduled to be during the period (i) between January and February, 2021, if all of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries will be conducted by the Demand for Cash-Out stated in “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below, or (ii) between February and March, 2021, if any of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries will be conducted by the Share Consolidation stated in “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below.

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(iv)	After completion of the Integration

After completion of the Integration, the ownership ratio of the voting rights in the Integrated Company held by the Tender Offeror will be 33.4% and the Integrated Company will become an equity-method affiliate of the Tender Offeror. The Tender Offeror considers the Integrated Company its important supplier even after the completion of the Integration and plans to continue the business transactional relationship.

(III)	Business Restructuring Associated with the Integration

According to the Target Company, since its air conditioning business is different from businesses in the Integrated Company, this business will be transferred to a third party by the effective time of the Absorption-type Merger. According to the September 1 Press Release by the Target Company, as announced by the Target Company in the “Notice of Memorandum on Conclusion Concerning Cooperation in Air Conditioning Business” on March 24, 2020, the Target Company concluded a memorandum of understanding regarding its air conditioning business in Japan, South East Asia, and North America (the “Business to Be Transferred”, and as announced by the Target Company in the “Notice of Transfer of Equity Interests in Our Consolidated Subsidiary (Second-tier Subsidiary)” on June 4, 2020, the Target Company agreed to transfer all of its equity interests, which account for approximately 55% of the total ownership, in Keihin-Grand Ocean Thermal Technology, a Chinese consolidated subsidiary (second-tier subsidiary) of Keihin Thermal Technology Corporation (“KTT”), a wholly-owned subsidiary of the Target Company, to a third party. Among these, regarding the Business to Be Transferred, on August 4, 2020, the Target Company received a legally non-binding proposal that the business value of the Business to Be Transferred was evaluated as being the memorandum value, subject to the following primary conditions: (i) the Tender Offeror shall conclude a certain agreement to support the Business to Be Transferred as a customer after completion of transfer of the Business to Be Transferred; (ii) the reorganization of the Business to Be Transferred shall be conducted at the Target Company’s expense; (iii) the Target Company shall contribute additional funds, amounting to approximately 6.2 billion yen (calculated at the time of the proposal), to KTT as a business operation fund; and (iv) various risks related to the Business to Be Transferred shall be borne by the Target Company. Upon receiving this proposal, the Target Company intends to continue discussions with the Tender Offeror toward the conclusion of a definitive agreement. According to Showa, since its car dealer business operated through its wholly-owned subsidiary Honda Cars SAITAMAKITA Co. Ltd. (“Honda Cars SAITAMAKITA”) is different from businesses in the Integrated Company, it planned to transfer Honda Cars SAITAMAKITA’s shares to a third party before the effective date of the Absorption-type Merger; and on March 25, 2020, Showa executed a share purchase agreement with TS TECH Co., Ltd. regarding such share transfer, and completed the share transfer on May 15, 2020. For details, please see the “Notice Regarding Transfer of Consolidated Subsidiary (Share Transfer)” announced by Showa on March 25, 2020 and the “Notice regarding Expressing Opinion to Support the Tender Offer for the Company’s Shares by Honda Motor Co., Ltd. (Securities Code: 7267) and Recommendation of the Tender thereto” announced by Showa on September 1, 2020.

In addition, as announced by Nissin in the “Notice Regarding Dissolution and Share Acquisition of Joint Venture (Equity-Method Affiliates) (Making Them Subsidiaries)” dated October 30, 2019 and the “Notice Regarding Date of Execution of Share Purchase of Joint Venture Companies” dated January 31, 2020, the Tender Offeror and Nissin have entered into a share purchase agreement dated October 30, 2019 with Veoneer AB (a wholly-owned subsidiary of Veoneer, Inc. (formerly the joint venture partner of Nissin; “Veoneer”)) where the Tender Offeror and Nissin will jointly acquire all shares of Veoneer Nissin Brake Systems Japan Co., Ltd. (trade name changed to “Nissin Brake Systems Co., Ltd.” on February 3, 2020; “NBSJ”) and Veoneer Nissin Brake Systems (Zhongshan) Co., Ltd. (trade name changed to “Nissin Brake Systems Zhongshan Co., Ltd.” on February 3, 2020; “NBSZ”) held by Veoneer AB, but the Tender Offeror and the Nissin jointly acquired all shares of NBSJ and NBSZ held by Veoneer AB on February 3, 2020. In response to strict environmental regulations on exhaust gas and fuel efficiency in recent years and increasing demands for electric vehicles and hybrid cars that can operate over long distances, the market size of regenerative brakes, which is the primary product of NBSJ and NBSZ, is expected to continue to expand in the future. After the Tender Offeror and Nissin performed repeated, careful examinations from the perspective of enhancing the enterprise value of the Tender Offeror Group as a whole, including Nissin, they determined that it is appropriate for them to jointly acquire all shares of NBSJ and NBSZ.

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(IV)	Management Policies after the Tender Offer

As stated in “(II) Structure of the Integration” above, after the Target Company becomes a wholly-owned subsidiary of the Tender Offeror through the Transaction to Make the Target Company a Wholly-Owned Subsidiary, the Absorption-type Merger between Hitachi Automotive Systems as the surviving company and the Three Target Companies as the disappearing companies will be implemented. After completion of the Integration including the above series of transactions, while respecting the Three Target Companies’ corporate cultures, the Tender Offeror will proceed with the unification with Hitachi Automotive Systems and realize sustainable growth and maximization of the enterprise value of the Tender Offeror Group as a whole.

The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems and Hitachi (collectively, “All Parties”) have discussed the details of specific management policies for the Integrated Company after the Integration, aiming to establish a structure maximizing the synergy effect as the Tender Offeror Group through the Integration. Until today, All Parties have considered, through the integration preparation committee and other considerations and discussions regarding the Integration, the Integrated Company’s company policies, officer structure, and organizational form, in relation to specific matters regarding the operation of the Integrated Company, from the viewpoint of maximizing the Integrated Company’s corporate value.

(V)	Process of and Reasons for Decision-Making by the Target Company

According to the Target Company Press Releases, the Target Company received the Proposal from the Tender Offeror in early June 2019 and established an internal system and preliminarily considered the Proposal. The Target Company appointed Industrial Growth Platform as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and TMI Associates as a legal advisor, in order to ensure the fairness of the Tender Offer Price and the Transactions, as stated in “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer” below. Then, the Target Company established the Special Committee on July 30, 2019, as its advisory body to consider the Proposal, and continued discussions and consideration with the Tender Offeror regarding, among other matters, the purpose of the Transactions, management structures and policies after the Transactions, and various conditions of the Transactions.

As a result, the Target Company concluded that the Integration would be an extremely effective means to enhance the enterprise value of the Target Company Group, as follows: (i)(a) the alliance between the Three Target Companies and Hitachi Automotive Systems will enable them to enhance their development structure in next-generation technology areas expected to see growing demands in the future, such as electrification technologies and advanced safety technologies; (b) simultaneously, it will also enable the Tender Offeror Group to obtain Hitachi Automotive Systems’ technologies in the system and IT field, which the Target Company Group had to develop alone without choice, and thereby to achieve selected and concentrated development investment; and (c) the Target Company expects that this will realize the optimal allocation of business resources for the Tender Offeror Group, as a whole;(ii) by accelerating mutual complementation between technology areas and regional bases in the Integrated Company’s development and production fields after the Integration, the Integrated Company will be able to supply more high value-added and cost-competitive products and to establish a supply structure to swiftly and flexibly respond to changes in demands of automobile manufacturers including the Tender Offeror; and (iii) based on the industry’s latest technologies in a wide range of areas from conventional technologies such as machine components to electrification and information technologies, the Integrated Company will be able to establish a comprehensive development structure with automobile manufacturers and, as one of the global mega suppliers, to expand its sales to automobile manufacturers other than the Tender Offeror, and with the increase in component production resulting from the above, the Integrated Company expects to reduce procurement and production costs through the scale effect and thus to realize excellent profitability and competitiveness based on the international competitive advantage.

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Therefore, the Target Company has concluded that given the Target Company Group’s business environment and management issues, it is necessary to realize supplying high value-added and cost-competitive products in order to maximize the Target Company Group’s enterprise value and to secure the medium- to long-term interests of its stakeholders (such as employees, business partners, and minority shareholders) by acquiring a dominant position before other companies and seeking to realize superior competitiveness as an automobile parts manufacture. This will be attained by: promptly establishing competitive technologies (a winning edge) that may be difficult for the Target Company to obtain alone in next-generation technology areas (such as electrification and automatic driving) by drawing together the technologies of the Tender Offeror, the Three Target Companies, and Hitachi Automotive Systems and Hitachi, and by building a robust joint research and development structure; and creating an efficient development and production structure in conventional technology areas. On the other hand, executing proactive measures under such a structure (e.g., research and development in next-generation technology areas (such as electrification and automatic driving)) will require large-scale and timely investments, and will entail risks that are higher than in the Target Company Group’s conventional business, such as greater uncertainties in future market trends and in the technologies required. This may adversely affect the market stock prices of the Target Company, depending on short-term performance fluctuations and evaluation by the stock market. Accordingly, the Target Company considered that it should not expose its minority shareholders to those short-term risks, and has decided that it would be in the interest of its minority shareholders to provide them with a reasonable opportunity to sell shares without exposing them to the risk of share prices falling as a result of executing the management initiatives in the future.

In terms of the Tender Offer Price, at the board of directors meeting held on October 30, 2019, the Target Company decided that the Tender Offer would provide its shareholders with a reasonable opportunity to sell their Target Company Shares at a price including an appropriate premium, due to factors including the following: (a) among the calculation results of the value of Target Company Shares by Industrial Growth Platform as set forth in “(II) Valuation Report Obtained by the Target Company from an Independent Third-Party Valuation Organization” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer,” the Tender Offer Price is above the scope of results of calculation by the market share price analysis and the comparable company analysis and is within the scope of results of calculation by discounted cash flow analysis (the “DCF Analysis”); (b) the Tender Offer Price is considered to include an appropriate premium in comparison with the level of premiums in other tender offer cases that are aimed to make an entity a wholly-owned subsidiary, as the Tender Offer Price is the amount obtained by respectively adding a premium of 36.99% to 1,898 Japanese yen, which is the closing price of the Target Company Shares on the TSE 1st Section on October 29, 2019 (the business day before the announcement of the scheduled commencement of the Tender Offer) (any fraction is rounded off to the nearest Japanese yen; hereinafter in this paragraph the same shall apply in the calculation of premiums), 53.30% to 1,696 Japanese yen, which is the simple average of the closing prices in the one month before that date (from September 30, 2019 to October 29, 2019) (any fraction is rounded off to the nearest Japanese yen; hereinafter in this paragraph the same shall apply in the calculation of a simple average of the closing prices), 67.74% to 1,550 Japanese yen, which is the simple average of the closing prices in the three months before that date (from July 30, 2019 to October 29, 2019), and 69.16% to 1,537 Japanese yen, which is the simple average of the closing prices in the six months before that date (from May 7, 2019 to October 29, 2019); (c) the Target Company considers that the interests of its minority shareholders have been sufficiently considered, as it has taken the measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest set forth in “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer” below in deciding the Tender Offer Price; and (d) the Tender Offer Price has been proposed after the measures to be taken to avoid conflicts of interest were taken, and as a result of the Tender Offeror and the Target Company having discussions and negotiations comparable to those that are conducted in an arm’s-length transaction (or more specifically, sincere and continued discussions and negotiations taking into account the calculation results of the value of Target Company Shares by Industrial Growth Platform, and discussions with the Special Committee).

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Accordingly, the Target Company passed a resolution at the meeting of its board of directors held on October 30, 2019 to express its opinion that it would support the Tender Offer, and to recommend that its shareholders tender in the Tender Offer when the Tender Offer commences, as the Target Company’s opinion as of October 30, 2019.

Subsequently, as of July 30, 2020, it was possible to anticipate the completion of all procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer; therefore, the Tender Offeror requested that the Target Company commence preparations for the decision to commence the tender offer on August 18, 2020, subject to the completion of such procedures and activities by August 14, 2020. However, because the procedures and activities based on the competition law of Thailand were not completed as of August 14, 2020, the Tender Offeror notified the Target Company on the same date that it will not make a decision in relation to the commencement of the Tender Offer on August 18, 2020. After that, on August 26, 2020, all procedures and activities based on domestic and foreign competition laws, the completion of which had been required for the commencement of the Tender Offer, were completed; therefore, on August 27, 2020, the Tender Offeror told the Target Company that it wants to commence the Tender Offer on September 2, 2020, on the premise that other Conditions Precedent would be satisfied. According to the September 1 Press Release by the Target Company, on July 30, 2020, the Target Company asked the Special Committee to examine whether there are any changes in the opinion of the Written Report on October 30, 2019, and to state to the Target Company’s board of directors that there are no changes if there is no change, or to state the opinions after the change if there are any changes as stated in “(III) Independent Special Committee Established by the Target Company” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer.” As a result of consideration of such matters, on September 1, 2020, the Special Committee submitted to the board of directors of the Target Company the Written Report on September 1, 2020, upon unanimous resolution by all committee members. Under these circumstances, recently, the Tender Offeror confirmed that the Conditions Precedent have also been satisfied, and that the conditions to commence the Tender Offer have been fulfilled. Therefore, the Tender Offeror decided to commence the Tender Offer on September 1, 2020. With regard to this decision, the Target Company carefully reconsidered the Tender Offer, and as a result, it concluded that the Tender Offer Price and the various conditions of the Tender Offer were still appropriate as of September 1, 2020 and that the Tender Offer would provide its shareholders with a reasonable opportunity to sell their Target Company Shares at a price including an appropriate premium for the following reasons: (i) as stated above, the Special Committee submitted the Written Report on September 1, 2020 and the conditions precedent to support the Tender Offer were satisfied; (ii) as stated in “(II) Valuation Report Obtained by the Target Company from an Independent Third-Party Valuation Organization” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer” below, similarly with the Target Company Share Valuation Report on October 29, 2019, the Tender Offer Price is above the scope of the calculation results based on the market share price analysis and comparable company analysis, and is within the scope of the calculation results based on the DCF Analysis, among the calculation results based on the Target Company Share Valuation Report on August 31, 2020 obtained from Industrial Growth Platform again; and (iii) on and after the Target Company’s board of directors meeting held on October 30, 2019, the spread of the novel coronavirus (COVID-19) infections had a serious impact on the environment surrounding the entire mobility industry, and the Target Company considered that there was an increased need to stabilize its management foundation and to strengthen its competitiveness through the Integration; therefore, there were no factors that would change its decision on the Tender Offer. Accordingly, at the Target Company’s board of directors meeting held on September 1, 2020, the Target Company resolved to express an opinion to support the Tender Offer and to recommend that the Target Company’s shareholders tender in the Tender Offer.

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(3)	Material Agreements Regarding the Tender Offer

The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi have concluded the Basic Contract as of the Basic Contract Conclusion Date, as outlined below (please note that the Basic Contract was amended by the Agreement on the Amendment of the Basic Contract Regarding Business Integration, dated June 1, 2020, and the Agreement (2) on the Amendment of the Basic Contract Regarding Business Integration, dated August 13, 2020. These Amendment Agreements amend a part of the prior acceptance matters regarding the business of the Three Target Companies and Hitachi Automotive Systems, and the restructuring of the Target Company’s air conditioning business; however, the matters stated in (I) to (IV) below are not changed).

(I)	The Tender Offer Conducted by the Tender Offeror

The Tender Offeror shall conduct the Tender Offer, on condition that all conditions set forth in the following items have been satisfied:

(a)

The Target Company has resolved to support the Tender Offer and to recommend to its shareholders to tender in the Tender Offer, has published the resolution, and has not changed the resolution or passed a contradictory resolution by its board of directors during the period from the Basic Contract Conclusion Date to the Tender Offer Commencement Determination Date;

(b)	The Target Company has obtained a third party’s opinion (Note 1) that a tender offer for its shares is not disadvantageous to its minority shareholders, and the opinion has been upheld;

(Note 1)	A third party’s opinion means an opinion of the special committee established by the Target Company; hereinafter the same shall apply.

(c)	The Target Company’s representations and warranties pursuant to the Basic Contract are true and correct in material respects;

(d)	All obligations due to be performed or complied with by Hitachi, Hitachi Automotive Systems and the Target Company under the Basic Contract have been performed or complied with in material respects;

(e)

The Japan Fair Trade Commission has issued a notice regarding the Transactions that it will not issue a notice under Article 50, paragraph (1) of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947, as amended; the “Anti-monopoly Act”);

(f)

Notification to any foreign competition law authority has been completed, or the waiting period after the notification has matured or terminated early; or an approval has been obtained from, and other procedures have been completed with, any foreign competition law authority, as required for the Transactions under any competition law of a non-Japanese jurisdiction agreed to between All Parties;

(g)	There are no laws or regulations, or decisions by any competent authority, that limit or prohibit any of the Transactions;

(h)

No cause or event has occurred that has a material adverse effect on the Target Company’s or Hitachi Automotive Systems’ business, assets, liabilities, financial status, business performance, cash flow or future profit plan on a consolidated basis; and no other event has occurred to any company in the Target Company Group or any of Hitachi Automotive Systems and its subsidiaries and affiliates (collectively with Hitachi Automotive Systems, the “Hitachi Automotive Systems Group”) that materially affects the decision to conduct the Tender Offer;

(i)	There has been no impact of any natural disaster or other cause not attributable to the Tender Offeror where it is impossible to commence the Tender Offer in light of socially accepted norms;

(j)	There are no material non-public information related to the Target Company or any of its subsidiaries;

(k)

The Target Company has submitted to the Tender Offeror a letter of confirmation of material information (a letter that represents and warrants that there is no material non-public information or facts related to the Target Company or any of its subsidiaries as of the Tender Offer Commencement Determination Date);

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(l)	The conditions to the Tender Offeror commencing tender offers against Showa and Nissin are reasonably anticipated to be satisfied or waived;

(m)	The “Basic Agreement for Subsidiaries’ Management Integration” dated October 30, 2019, concluded between Hitachi and the Tender Offeror is continuing in effect; and

(n)

Hitachi has not issued a notice to the Tender Offeror requesting not to commence the Tender Offer, or the conditions contained in such notice, if made, by Hitachi to the Tender Offeror have been satisfied or waived.

(II)	The Target Company’s Support for the Tender Offer

The Target Company shall resolve that it will support the Tender Offer and will recommend to its shareholders to tender in the Tender Offer, on condition that all conditions set forth in the following items have been satisfied, except where it is reasonably determined that passing these resolutions violates the Target Company’s directors’ duty of due care of a prudent manager:

(a)	The Target Company has obtained a third party’s opinion that the Tender Offer is not disadvantageous to its minority shareholders, and the opinion has been upheld;

(b)	The key terms of the Tender Offer are in line with the terms and conditions agreed pursuant to the Basic Contract;

(c)	Tender offers by the Tender Offeror against Showa and Nissin are reasonably anticipated to be commenced;

(d)	Hitachi’s, Hitachi Automotive Systems’ and the Tender Offeror’s representations and warranties pursuant to the Basic Contract are true and correct in material respects;

(e)	All obligations due to be performed or complied with by Hitachi, Hitachi Automotive Systems and the Tender Offeror under the Basic Contract have been performed or complied with in material respects;

(f)	The Japan Fair Trade Commission has issued a notice regarding the Transactions that it will not issue a notice under Article 50, paragraph (1) of the Anti-monopoly Act;

(g)

By the Tender Offer Commencement Determination Date, notification to any foreign competition law authority has been completed, or the waiting period after the notification has matured or terminated early; or an approval has been obtained from, and other procedures have been completed with, any foreign competition law authority, as required for the Transactions under any competition law of a non-Japanese jurisdiction agreed to between All Parties;

(h)	There are no laws or regulations, or decisions by any competent authority, that limit or prohibit the Tender Offer; and

(i)

No cause or event has occurred that has a material adverse effect on Hitachi Automotive Systems’ business, assets, liabilities, financial status, business performance, cash flow or future profit plan on a consolidated basis; and no other event has occurred to any of Hitachi Automotive Systems Group that materially affects the Target Company’s decision to pass a resolution to support the Tender Offer and to recommend to its shareholders to tender in the Tender Offer.

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(III)	Making the Target Company a Wholly-Owned Subsidiary

When the Tender Offer is completed, if the Tender Offeror has not succeeded in acquiring all the shares of the Target Company through the Tender Offer, then the Tender Offeror will take measures necessary to make the Target Company its wholly-owned subsidiary by means of demand for cash-out or share consolidation.

(IV)	Absorption-type Merger

Promptly after the Tender Offeror makes the Target Company, Showa, and Nissin its wholly-owned subsidiaries, Hitachi shall cause Hitachi Automotive Systems, and the Tender Offeror shall cause the Target Company, Showa, and Nissin, to implement a series of absorption-type merger in which Hitachi Automotive Systems will be the ultimate surviving company, and the Target Company, Showa, and Nissin will be the ultimate disappearing companies.

If any of the tender offers targeting the Target Company, Showa, or Nissin is not successfully completed, or if a substantial delay is expected in making any one or two companies among the Target Company, Showa, and Nissin the Tender Offeror’s wholly-owned subsidiaries, then Hitachi and the Tender Offeror shall implement the Absorption-type Merger between Hitachi Automotive Systems and the company(ies) from among the Target Company, Showa, and Nissin that has successfully become wholly-owned subsidiary(ies) of the Tender Offeror. Conditions of the absorption-type merger between Hitachi Automotive Systems and such wholly-owned subsidiary(ies) shall be determined upon good-faith consultation based on the enterprise values of Hitachi Automotive Systems, the Target Company, Showa, and Nissin agreed upon between Hitachi and the Tender Offeror.

(4)	Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer

Given that the Target Company is not a subsidiary of the Tender Offeror as of today, the Tender Offer does not constitute a tender offer by a controlling shareholder. However, the Tender Offeror is the Target Company’s largest shareholder among its major shareholders, and is its other associated company, and owns 30,581,115 shares (ownership ratio: 41.35%) of the Target Company Shares as of today. The Tender Offeror aims to make the Target Company its wholly-owned subsidiary. By considering the above and other relevant factors, the Tender Offeror and the Target Company have taken the measures described below to ensure the fairness of the Tender Offer Price, eliminate any arbitrariness in the decision-making process to decide to implement the Tender Offer, and avoid any conflicts of interest.

Even though the Tender Offeror has not had the successful completion of the Tender Offer conditioned on the tender by the so-called “majority of the minority” in the Tender Offer, the Tender Offeror believes that the interests of the Target Company’s minority shareholders have been sufficiently considered by taking the measures (I) to (VI) below.

(I)	Valuation Report Obtained by the Tender Offeror from an Independent Third-Party Valuation Organization

With the aim of ensuring the fairness of the Tender Offer Price, the Tender Offeror asked a financial advisor, Nomura Securities, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in determining the Tender Offer Price. Nomura Securities is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

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Based on the determination that it is appropriate to evaluate the Target Company Shares multilaterally after reviewing the calculation method to be adopted in calculating the value of the Target Company Shares amongst multiple share valuation methods, and on the assumption that the Target Company will continue its operations, Nomura Securities calculated the value of the Target Company Shares using the following methods: the market share price analysis (because the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies comparable to the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the calculation). On October 29, 2019, the Tender Offeror obtained a report on valuation of the shares (the “Valuation Report”) from Nomura Securities. The Tender Offeror has not obtained any evaluation regarding the fairness of the Tender Offer Price (i.e., a fairness opinion).

For an overview of the Valuation Report obtained by the Tender Offeror from Nomura Securities, please see “(I) Basis for the Calculation” and “(II) Background of the Calculation” of “(4) Basis for the Calculation of the Purchase Price” of “2. Overview of the Purchase” below.

(II)	Valuation Report Obtained by the Target Company from an Independent Third-Party Valuation Organization

(i)	Name of the valuation organization, and its relationship with the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi

According to the Target Company Press Releases, the Target Company asked a financial advisor, Industrial Growth Platform, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi in expressing its opinion on the Tender Offer, in order to ensure the fairness of the decision-making process for the Tender Offer Price presented by the Tender Offeror. The Target Company obtained the valuation report on October 29, 2019 (the “Target Company Share Valuation Report on October 29, 2019”). In addition, in expressing its opinion on the Tender Offer, the Target Company considered whether there were any fluctuations in the value of the Target Company Shares during the period from October 30, 2019 to August 31, 2020 and the substance of such fluctuations, and again asked a financial advisor, Industrial Growth Platform, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi in order to ensure the fairness of the decision-making process for the Tender Offer Price. The Target Company obtained the valuation report on August 31, 2020 (the “Target Company Share Valuation Report on August 31, 2020”).

Industrial Growth Platform is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, nor does it have a material interest in the Integration including the Tender Offer. The Target Company has not obtained any opinion regarding the fairness of the Tender Offer Price (i.e., a fairness opinion) from Industrial Growth Platform.

(ii)	Overview of calculation

(a)	Target Company Share Valuation Report on October 29, 2019

Industrial Growth Platform calculated the value of the Target Company Shares using the following methods: the market share price analysis (because there are market share prices as the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies that engage in businesses relatively similar to those of the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the evaluation).

The per-share value of the Target Company Shares calculated by Industrial Growth Platform using those methods are as follows:

Market share price analysis:	1,537 Japanese yen to 1,898 Japanese yen
Comparable company analysis:	1,974 Japanese yen to 2,515 Japanese yen
DCF Analysis:	2,157 Japanese yen to 2,787 Japanese yen

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Under the market share price analysis, where October 29, 2019, which is the business day immediately preceding the date of the announcement of the scheduled commencement of the Tender Offer, was the reference date, the per-share value of the Target Company Shares was calculated to range from 1,537 Japanese yen to 1,898 Japanese yen, based on the following prices of Target Company Shares on the TSE 1st Section: the closing price on the reference date (1,898 Japanese yen); the simple average of the closing price for the one month immediately preceding the reference date (1,696 Japanese yen) (any fraction is rounded off to the nearest Japanese yen; hereinafter in this paragraph the same shall apply in the calculation of a simple average of the closing prices); the simple average of the closing price for the three months immediately preceding the reference date (1,550 Japanese yen); and the simple average of the closing price for the six months immediately preceding the reference date (1,537 Japanese yen).

Under the comparable company analysis, the value of the Target Company Shares was calculated through comparison with the market share price and financial statements showing profitability of listed companies that engage in businesses relatively similar to those of the Target Company, and then the per-share value of the Target Company Shares was calculated to range from 1,974 Japanese yen to 2,515 Japanese yen.

Under the DCF Analysis, the Target Company’s enterprise value and share value were calculated by discounting the free cash flow that is expected to be generated by the Target Company in and after the 2nd quarter of the fiscal year ending in March 2020 at a certain discount rate to the present value, based on the Target Company’s business plan for the fiscal year ending in March 2020 through the fiscal year ending in March 2025, publicly available information and a variety of other factors. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 2,157 Japanese yen to 2,787 Japanese yen. In the Target Company’s business plan used by Industrial Growth Platform for the calculation by the DCF Analysis, income before taxes is 20,413 million Japanese yen (35.9% increase compared to the fiscal year ending in March 2021), and current net income is 13,819 million Japanese yen (47.9% increase compared to the fiscal year ending in March 2021) for the fiscal year ending in March 2022, and both increase significantly; furthermore, it is expected that the current net income for the fiscal year ending in March 2024 will be 17,931 million Japanese yen (32.8% increase compared to the fiscal year ending in March 2023) and increase significantly. The reasons for the foregoing are due to business growth and production optimization due to expansion of production of fuel injectors for motorcycles responding to the enhanced environmental regulations and production of PCUs for automobiles responding to electrification. The synergistic effects expected to be achieved by implementing the Integration, including the Tender Offer, have not been counted. This is because on October 29, 2019, it was difficult to specifically estimate the impact on earnings.

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(b)	Target Company Share Valuation Report on August 31, 2020

Industrial Growth Platform calculated the value of the Target Company Shares using the following methods: the market share price analysis (because there are market share prices as the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies that engage in businesses relatively similar to those of the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the evaluation).

The per-share value of the Target Company Shares calculated by Industrial Growth Platform using those methods are as follows:

Market share price analysis:	1,537 Japanese yen to 1,898 Japanese yen
Comparable company analysis:	1,807 Japanese yen to 2,424 Japanese yen
DCF Analysis:	1,967 Japanese yen to 2,634 Japanese yen

Under the market share price analysis, because the share price on and after the announcement date of the scheduled commencement of the Tender Offer stayed close to the Tender Offer Price, except for the temporary decline due to the effect of the novel coronavirus (COVID-19), it is assumed appropriate to set the reference date as October 29, 2019, which is the business day immediately preceding the date of the announcement of the scheduled commencement of the Tender Offer. Therefore, as in the same manner as the Target Company Share Valuation Report on October 29, 2019, where October 29, 2019, which is the business day immediately preceding the date of the announcement of the scheduled commencement of the Tender Offer, was the reference date, the per-share value of the Target Company Shares was calculated to range from 1,537 Japanese yen to 1,898 Japanese yen, based on the following prices of Target Company Shares on the TSE 1st Section: the closing price on the reference date (1,898 Japanese yen); the simple average of the closing price for the one month immediately preceding the reference date (1,696 Japanese yen) (any fraction is rounded off to the nearest Japanese yen; hereinafter in this paragraph the same shall apply in the calculation of a simple average of the closing prices); the simple average of the closing price for the three months immediately preceding the reference date (1,550 Japanese yen); and the simple average of the closing price for the six months immediately preceding the reference date (1,537 Japanese yen).

Under the comparable company analysis, the value of the Target Company Shares was calculated through comparison with the market share price and financial statements showing profitability of listed companies that engage in businesses relatively similar to those of the Target Company, and then the per-share value of the Target Company Shares was calculated to range from 1,807 Japanese yen to 2,424 Japanese yen.

Under the DCF Analysis, the Target Company’s enterprise value and share value were calculated by discounting the free cash flow that is expected to be generated by the Target Company in and after the second quarter of the fiscal year ending in March 2021 at a certain discount rate to the present value, based on the Target Company’s business plan for the fiscal year ending in March 2021 through the fiscal year ending in March 2025, publicly available information and a variety of other factors. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 1,967 Japanese yen to 2,634 Japanese yen. In the Target Company’s business plan used by Industrial Growth Platform for the calculation by the DCF Analysis, although there was a profit decline in comparison with the previous fiscal year in the Target Company’s most recent first quarter of the fiscal year ending in March 2021, it recovered thereafter, and as in the same manner as the Target Company Share Valuation Report on October 29, 2019, income before taxes is 20,413 million Japanese yen (35.9% increase compared to the fiscal year ending in March 2021), and current net income is 13,819 million Japanese yen (47.9% increase compared to the fiscal year ending in March 2021) for the fiscal year ending in March 2022, and both increase significantly; furthermore, it is expected that the current net income for the fiscal year ending in March 2024 will be 17,931 million Japanese yen (32.8% increase compared to the fiscal year ending in March 2023) and increase significantly. The reasons for the foregoing are due to business growth and production optimization due to expansion of production of fuel injectors for motorcycles responding to the enhanced environmental regulations and production of PCUs for automobiles responding to electrification. In addition, (i) with regard to the transfer of the air conditioning business, the transfer price for the portion which has already been agreed upon with the third party is reflected in the share value, and (ii) with regard to the portion that is still being discussed with the third party, the share value is evaluated individually based on the business plan prepared by the Target Company for each portion, and reflects the amount of effect caused by the Target Company ceasing its air conditioning business due to the transfer to a third party. The synergistic effects expected to be achieved by implementing the Integration, including the Tender Offer, have not been counted. This is because at present it is difficult to specifically estimate the impact on earnings.

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(III)	Independent Special Committee Established by the Target Company

According to the Target Company Press Releases, the Target Company established on July 30, 2019, a special committee (the “Special Committee”) comprised of the following four members in order to exercise caution in the Target Company’s decision-making regarding the Transactions, eliminate any potential arbitrariness or conflict of interest in, and secure the fairness of, the decision-making process of its board of directors, and to verify that the decision-making by its board of directors is not disadvantageous to its minority shareholders: Mr. Kotaro Yamamoto (outside director and independent officer of the Target Company, and attorney-at-law), Ms. Chiaki Tsuji (outside director and independent officer of the Target Company, and attorney-at-law), Mr. Taro Mizuno (former outside director of the Target Company, and President of FCOM SERVICES CO., LTD.), and Mr. Masato Kasahara (certified public accountant, Kasahara Certified Public Accountants Office), who are all independent of the Tender Offeror, the Three Target Companies (including the Target Company), Hitachi Automotive Systems, and Hitachi.

The Target Company consulted the Special Committee on the following matters (collectively, the “Matters of Inquiry”): (a) whether the purpose of the Transactions is reasonable; (b) whether the fairness of the terms of purchase under the Transactions (including the tender offer price) has been secured; (c) whether the interests of the Target Company’s shareholders have been sufficiently considered through fair procedures in the Transactions; and (d) whether the Transactions are disadvantageous to the Target Company’s minority shareholders in light of (a) through (c) above or any other matters.

The Special Committee met 11 times in total between August 22, 2019 and October 30, 2019 to carefully discuss and consider the Matters of Inquiry. Specifically, the Special Committee confirmed the absence of issues in the independence or expertise of the third-party valuation organization or legal advisor appointed by the Target Company and approved them as the Target Company’s third-party valuation organization and legal advisor, respectively. While the Target Company and its advisor engaged in direct discussions and negotiations with the Tender Offeror, the Special Committee confirmed that it may be substantially involved in the terms of the Transactions, such as by receiving timely status reports from the Target Company, offering opinions as necessary, and issuing instructions and requests. The Special Committee also received information on the matters including the following from the Target Company based on the materials provided by the Target Company, and conducted a question-and-answer session regarding these matters: the terms of the Tender Offeror’s proposal; the purpose of the Transactions; the circumstances that led to the Transactions; the specific details of the Target Company’s enterprise value expected to be increased by the Transactions; the Target Company’s business plan; and the terms of the Transactions and the decision-making process therefor. Then, the Special Committee received information on the following matters from the Tender Offeror and conducted a question-and-answer session regarding these matters: an overview of the Transactions; the circumstances that led to the Transactions; the purpose of the Transactions; the management policy after the Transactions; and the terms of the Transactions. Furthermore, the Special Committee received information on the results of evaluation of the value of the Target Company Shares by Industrial Growth Platform, and conducted a question-and-answer session regarding the results. In addition, the Special Committee received information from TMI Associates on the measures to ensure the fairness of the procedures of the Transactions and to avoid conflicts of interest, and conducted a question-and-answer session also regarding this matter.

After repeating careful discussions and consideration over the Matters of Inquiry through the above procedure, the Special Committee provided the board of directors of the Target Company with a written report largely as outlined below on October 30, 2019 (the “Written Report on October 30, 2019”), upon unanimous resolution by all committee members.

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(i)	Purpose of the Transactions

With the business environment surrounding the mobility industry having changed and companies in the industry having tried to realize electrification and automatic driving, competition in the industry has become intense and companies are faced with the need for technological and organizational reforms. The Target Company too, with its degree of dependence to the Tender Offeror being high, has limits to its technologies and face unique problems, such as how the Target Company secures the resource necessary for research and development, especially for strategic investment in Asia. Under such business environment, the following effects are expected for the Target Company from the Transactions:

(a)	Effects with respect to technologies – Streamlining development and production structure and enhancing development of next-generation technology

While it has become necessary to strengthen advanced technology for automobile electrification, it will become possible to enhance the development structure in next-generation technology areas expected to see growing demands in the future, such as electrification technologies and advanced safety technologies. Simultaneously, it will also become possible to achieve selected and concentrated development investment as the Tender Offeror Group including the Target Company by obtaining technologies of the Integrated Company, which is an affiliate of Hitachi, as well as technologies in the system and IT field in general, which the Tender Offeror Group has until now had to develop alone without choice, and it will thereby be possible to achieve the optimal allocation of business resources for the Tender Offeror Group, including the Target Company, as a whole.

In addition, by accelerating the mutual complementation between technology areas and regional bases in development and production fields of the Integrated Company, it will become possible to supply higher value-added and cost-competitive products and to establish a supply structure to swiftly and flexibly respond to changes in demands of automobile manufacturers including the Tender Offeror. That is to say, it will become possible to establish a mega supplier, including the Target Company’s motorcycle business, which will lead the industry with competitive technologies (a winning edge) in electrification, chassis control and automatic driving, and to generate comprehensive synergy among parties including the Three Target Companies, the Tender Offeror, the Integrated Company and Hitachi, and to thereby stabilize competitiveness.

(b)	Effects with respect to sales

It is expected that the Integrated Company will allow for the reduction of procurement and production costs due to increasing sales of automobile parts to automobile manufacturers other than the Tender Offeror. The Integrated Company will be able to establish a comprehensive development structure with automobile manufacturers based on the latest technologies in the industry across a wide range of areas, from conventional technologies such as machine components to electrification and information technologies and to expand sales, as a global mega supplier, to automobile manufacturers other than the Tender Offeror. With the increase in parts production volume through these means, the Integrated Company will be able to reduce procurement and production costs due to the benefits of increasing scale and thereby expects to realize excellent profitability and competitiveness based on its international competitive advantage.

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(c)	Merits of integration by the Integrated Company

The Target Company, by being integrated into the Integrated Company, will be able to stabilize its management, with the aim of achieving medium- to long-term growth without being subject to short-term profitability based on business plans of the Integrated Company, whose shareholders are the Tender Offeror and Hitachi. Moreover, the Target Company will be able to simplify its organizational structure and thereby make decisions swiftly without being subject to an external environment. This will allow the Target Company’s decision-makers to carry out bold capital investment plans at the most optimal timing, making it more likely that the enhancement of business fundamentals can be achieved. Establishing such a structure will contribute to an increase in the Target Company’s enterprise value. Furthermore, while the Target Company will be able to reduce costs coming from being a listed company, there is a concern that the Target Company’s minority shareholders may lose their opportunities to receive a positive return on their investment if the Target Company carries out aggressive business plans while continuing to be listed in spite of the risk of share prices falling.

While there are other modes of conducting business alliances which do not entail delisting of the Target Company, integration by the proposed Transactions is more effective than other business alliances for the Target Company in order to remove the brand image as an automobile parts manufacturer in the Tender Offeror Group and instead become a mega supplier. Although there are concerns, such as effects on employees, the decline in the Tender Offeror’s influence over the Target Company, financing, and effects on the minority shareholders, the Transactions are believed to be able to contribute to increasing the Target Company’s enterprise value as stated above. Therefore, the purpose of the Transactions is reasonable.

(ii)	Fairness of terms and conditions of purchase in the Transactions, including the Tender Offer

The Tender Offer Price is deemed to be reasonable and fair, considering facts that (a) the Target Company has retained Industrial Growth Platform as financial advisor and third-party valuation organization which has no material relationship of interest with the Tender Offeror, and the Target Company is able to negotiate on terms and conditions, including the Tender Offer Price, considering the objective valuation of the Target Company Shares by Industrial Growth Platform, (b) the valuated price per Target Company Shares is within the scopes from 1,537 JPY to 1,898 JPY by Market share price analysis, from 1,974 JPY to 2,515 JPY by Comparable company analysis and from 2,157 JPY to 2,787 JPY by DCF Analysis, according to the calculation results of the Target Company Shares by Industrial Growth Platform as the Target Company’s financial advisor, and the Tender Offer Price is within the scope of these calculation results, (c) Industrial Growth Platform made inquiries to Nomura Securities, which is a financial adviser of the Tender Offeror, on the contents of the proposal of the Tender Offer Price by the Tender Offeror and confirmed it, and the Target Company negotiated on the Tender Offer Price with the Tender Offeror, and (d) the Tender Offeror announced that the consideration in squeeze-out at the second stage will be the same price as the Tender Offer Price, etc.

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(iii)	Consideration for shareholders’ interests through the fair procedures of the Transactions, including the Tender Offer

Considering the facts that (a) the Target Company has established the Special Committee made up of four (4) independent members in order to exercise diligence in the Target Company’s decision-making regarding the Transactions, eliminate any potential arbitrariness and conflict of interest in, and secure the fairness of, the decision-making process of the Target Company’s board of directors meeting, with the purpose of examining whether or not the decision of the Target Company’s board of directors is disadvantageous to its minority shareholders, (b) the valuation of the Target Company Shares was conducted by Industrial Growth Platform as an third-party valuation organization which has no material relationship of interest with the Tender Offeror, (c) the Target Company has obtained advice from TMI Associates, its independent outside legal advisor, (d) the Target Company has ensured proper opportunities for the Target Company’s shareholders to determine whether to tender in the Tender Offer by making the purchase period in the Tender Offer (the “Tender Offer Period”) relatively long, and (e) the Target Company has negotiated the Basic Contract based on advice from TMI Associates as its legal advisor, etc., as long as those procedures above are conducted, the procedures for the Transactions are deemed to be fair and appropriate.

(iv)	Disadvantageousness to minority shareholders

As set forth above, the Special Committee has concluded that the Transactions are not deemed to be disadvantageous to the Target Company’s minority shareholders, considering that each of the purposes of the Transactions, the Tender Offer Price, and other terms and conditions for purchase are appropriate, that the fairness of procedures for the Transactions was ensured, and that the scheme of the Transactions is deemed to be appropriate.

After that, as of July 30, 2020, it was possible to anticipate the completion of all procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer; therefore, the Tender Offeror requested that the Target Company commence preparations for the decision to commence the tender offer on August 18, 2020, subject to the completion of such procedures and activities by August 14, 2020. However, because the procedures and activities based on the competition law of Thailand were not completed as of August 14, 2020, the Tender Offeror notified the Target Company on the same date that it will not make a decision in relation to the commencement of the Tender Offer on August 18, 2020. After that, on August 26, 2020, all procedures and activities based on domestic and foreign competition laws, the completion of which had been required for the commencement of the Tender Offer, were completed; therefore, on August 27, 2020, the Tender Offeror told the Target Company that it wants to commence the Tender Offer on September 2, 2020, on the premise that other Conditions Precedent would be satisfied. According to the September 1 Press Release by the Target Company, on July 30, 2020, the Target Company asked the Special Committee to examine whether there are any changes in the opinion in the Written Report on October 30, 2019, and to state to the Target Company’s board of directors that there are no changes if there is no change, or to submit the opinions after the change if there are any changes. The Special Committee met two times in total between July 31, 2020 and August 13, 2020, and it received information on the situation surrounding the Target Company on and after October 30, 2019, the progress of the transfer of the air conditioning business, and the valuation of the Target Company Shares made by Industrial Growth Platform based on these and conducted a question-and-answer session regarding these matters. After repeating careful discussions and consideration through the above procedure, the Special Committee provided the board of directors of the Target Company with the Written Report on September 1, 2020 stating that (i) as of the time of preparation of the Written Report on September 1, 2020, it is unnecessary to change the decision in the Written Report on October 30, 2019 regarding the reasonability of the purpose of the Transactions; (ii) although the financial conditions of both the Tender Offeror and the Target Company are worsening, due to the increase in the number of persons infected with the novel coronavirus (COVID-19), with regard to the Written Report on October 30, 2019, there is no particular change in the circumstances for deciding that the Tender Offer Price and other terms and conditions of the purchase in the Transactions are fair, and also in accordance with the calculation results in the Target Company Share Valuation Report on August 31, 2020, the terms and conditions of the purchase in the Transactions, including the Tender Offer Price, are considered to be fair at the time of the preparation of the Written Report on September 1, 2020, if the amount of the Tender Offer Price is maintained at an amount as of the submission of the Written Report on October 30, 2019; (iii) as of the time of preparation of the Written Report on September 1, 2020, it is unnecessary to change the decision that the shareholders’ interests through the fair procedures of the Transactions have been considered thoroughly; and that (iv) based on these matters (i) to (iii), it could be determined that as of the time of the preparation of the Written Report on September 1, 2020, the Transactions are not disadvantageous to the minor shareholders of the Target Company, and there is no change in the contents of the Written Report on October 30, 2019, on September 1, 2020, upon unanimous resolution by all committee members.

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(IV)	Advice from Independent Law Firm to the Target Company

According to the Target Company Press Releases, the Target Company appointed TMI Associates as its outside legal advisor, in order to ensure the transparency and fairness of the decision-making process by the Target Company’s board of directors for the Tender Offer and has received therefrom legal advice on the decision-making process and methods by the Target Company’s board of directors, and other matters to note concerning the Tender Offer. TMI Associates is not a related party to the Tender Offeror, Three Target Companies (including the Target Company), Hitachi Automotive Systems, or Hitachi, and does not have any significant interest in the Integration including the Tender Offer.

(V)	Approval of All Directors of the Target Company with No Interest in the Transactions, and No Objection from All Company Auditors of the Target Company with No Interest in the Transactions

According to the Target Company Press Releases, at the board of directors meeting held on October 30, 2019 where out of the 11 directors of the Target Company, all of the directors, excluding Mr. Keiichi Aida, President and Representative Director (“Mr. Aida”), attended, the Target Company, upon unanimous resolution by all directors who were present and participated in the deliberation and resolution, resolved to express an opinion to support the Tender Offer at the commencement of the Tender Offer, and to recommend that the Target Company’s shareholders tender in the Tender Offer, as the Target Company’s opinion as of October 30, 2019, under the grounds and reasons described in “(V) Process of and Reasons for Decision-Making by the Target Company” in “(2) Background to Decision to Implement the Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy” above.

The board of directors meeting mentioned above was attended by all three company auditors of the Target Company, who all expressed an opinion that they would not object to the board of directors of the Target Company passing the resolution.

The Target Company also resolved at the above-mentioned board of directors meeting that: (i) before the Tender Offer is commenced, it would request that the Special Committee (a) consider whether there are any changes to the opinion in the Written Report on October 30, 2019, and (b) if there are no changes, notify the Target Company’s board of directors accordingly, or if there are changes, express its opinion reflecting the changes; and (ii) when the Tender Offer is commenced, it would express its opinion again concerning the Tender Offer.

After that, as of July 30, 2020, it was possible to anticipate the completion of all procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer; therefore, the Tender Offeror requested that the Target Company commence preparations for the decision to commence the tender offer on August 18, 2020, subject to the completion of such procedures and activities by August 14, 2020. However, because the procedures and activities based on the competition law of Thailand were not completed as of August 14, 2020, the Tender Offeror notified the Target Company on the same date that it will not make a decision in relation to the commencement of the Tender Offer on August 18, 2020. After that, on August 26, 2020, all procedures and activities based on domestic and foreign competition laws, the completion of which had been required for the commencement of the Tender Offer, were completed; therefore, on August 27, 2020, the Tender Offeror told the Target Company that it wants to commence the Tender Offer on September 2, 2020, on the premise that other Conditions Precedent would be satisfied. According to the September 1 Press Release by the Target Company, on September 1, 2020, at the board of directors meeting held on September 1, 2020 where out of the 11 directors of the Target Company, all of the directors, excluding Mr. Aida, President and Representative Director, attended, the Target Company, upon unanimous resolution by all directors who were present and participated in the deliberation and resolution, resolved to express an opinion to support the Tender Offer, and to recommend that the Target Company’s shareholders tender in the Tender Offer, under the grounds and reasons described in “(V) Process of and Reasons for Decision-Making by the Target Company” in “(2) Background to Decision to Implement the Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy” above.

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The board of directors meeting mentioned above was attended by all three company auditors of the Target Company, who all expressed an opinion that they would not object to the board of directors of the Target Company passing the resolution.

Among the Target Company’s directors, Mr. Aida, who was involved in considering the Integration when he belonged to the Tender Offeror, neither participated in deliberating on any of the agenda regarding the consideration of the Transactions, including the Tender Offer, at any of the board of directors meetings of the Target Company, nor in considering the Integration or discussing or negotiating, with the Tender Offeror, the Integration, as an officer of the Target Company, in order to avoid conflicts of interest and ensure the fairness of the Transactions, including the Tender Offer.

On the other hand, other than Mr. Aida, among the Target Company’s directors, Mr. Tomoya Abe, Mr. Yasutoshi Ito, Mr. Yosuke Takayama, and Mr. Masashi Suzuki, and among the Target Company’s company auditors, Mr. Naoyoshi Uchida are all from the Tender Offeror. However, considerable time has passed since they transferred to the Target Company. In addition, there is nothing to indicate that any of them were involved in the examination of the Integration when they enrolled at the Tender Offeror, nor are they in a position to be involved. Therefore, they attended, as either a director or a company auditor of the Target Company, the deliberation in the agenda regarding the examination of the Transactions including the Tender Offer at the Target Company’s board of directors meetings.

(VI)	Measures to Ensure Opportunities for Other Purchasers to Purchase

The Tender Offeror believes that there is a reasonable period between the announcement of the scheduled commencement of the Tender Offer and the commencement; therefore, it was ensured that a potential purchaser other than the Tender Offeror would have an opportunity to make a purchase under a tender offer for the Target Company Shares.

The Tender Offeror sets a 30 business-day Tender Offer Period, which is longer than the shortest period of 20 business days provided by laws and regulations, in order to: provide the shareholders of the Target Company with an appropriate opportunity to consider whether to tender their shares in the Tender Offer, to ensure that a potential purchaser other than the Tender Offeror would have an opportunity to make a competing purchase under a tender offer for the Target Company Shares, and to secure the appropriateness of the Tender Offer Price.

In addition, the Target Company has not concluded any agreement with the Tender Offeror that includes deal protection provisions to prohibit the Target Company from having contact with a competing offeror or that otherwise limits the opportunity for the Target Company to have contact with the competing offeror.

(5)	Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)

As stated in “(1) Overview of the Tender Offer” above, the Tender Offeror plans to make the Target Company its wholly-owned subsidiary. If the Tender Offer is successfully completed, and the Tender Offeror has not succeeded in acquiring all of the Target Company Shares, then the Tender Offeror intends to take procedures to make the Tender Offeror the only shareholder of the Target Company by the methods described below.

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More specifically, after the successful completion of the Tender Offer, if the total number of voting rights owned by the Tender Offeror in the Target Company is equal to or exceeds 90% of the number of voting rights of all shareholders of the Target Company, and the Tender Offeror is thus a Special Controlling Shareholder as defined in Article 179, paragraph (1) of the Companies Act (Act No. 86 of 2005, as amended; hereinafter the same shall apply), then promptly after the completion of settlement for the Tender Offer, the Tender Offeror intends to demand that all the shareholders of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer (the “Shareholders Subject to Cash-Out”) sell all of their Target Company Shares pursuant to the provisions in Section 4-2, Chapter II, Part II of the Companies Act (the “Demand for Cash-Out”).

In the Demand for Cash-Out, the Tender Offeror intends to decide on delivering, as the per-share value of Target Company Shares, the same amount of money as the Tender Offer Price to the Shareholders Subject to Cash-Out. In this case, the Tender Offeror will provide the Target Company with notice to that effect and seek approval of the Target Company for the Demand for Cash-Out. If the Target Company approves the Demand for Cash-Out by resolution of its board of directors, the Tender Offeror will, in accordance with the procedures prescribed in the relevant laws and regulations, acquire all the Target Company Shares owned by the Shareholders Subject to Cash-Out on the acquisition date determined for the Demand for Cash-Out, without the need to obtain individual approval from the Shareholders Subject to Cash-Out. The Tender Offeror intends to deliver to the Shareholders Subject to Cash-Out, as the per-share value of the Target Company Shares that they owned, the same amount of money as the Tender Offer Price for each Target Company Share. According to the Target Company, if it is notified by the Tender Offeror of the matters under each item of Article 179-2, paragraph (1) of the Companies Act in connection with the Tender Offeror’s intention to make a Demand for Cash-Out, the Target Company’s board of directors intends to approve the Demand for Cash-Out by the Tender Offeror.

According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Demand for Cash-Out relates, the Shareholders Subject to Cash-Out may file a petition with a court to determine the sales price of their Target Company Shares in accordance with Article 179-8 of the Companies Act and other relevant laws and regulations. If the petition mentioned above is filed, the sales price of Target Company Shares will be finally determined by the court.

On the other hand, after the successful completion of the Tender Offer, if the total number of voting rights owned by the Tender Offeror in the Target Company is less than 90% of the number of voting rights of all shareholders of the Target Company, the Tender Offeror intends to request, promptly after the completion of settlement for the Tender Offer, that the Target Company hold an extraordinary shareholders meeting (the “Extraordinary Shareholders Meeting”) that includes the following proposals in its agenda: (i) a proposal to consolidate the Target Company Shares pursuant to Article 180 of the Companies Act (the “Share Consolidation”); and (ii) a proposal to partially amend the Articles of Incorporation, including abolishing the unit share clause, on condition that the Share Consolidation becomes effective. The Tender Offeror intends to agree to each of those proposals at the Extraordinary Shareholders Meeting. If the proposal for the Share Consolidation is approved at the Extraordinary Shareholders Meeting, the Target Company’s shareholders will own the number of Target Company Shares reflecting the share consolidation ratio that was approved at the Extraordinary Shareholders Meeting, on the day when the Share Consolidation takes effect. If fractions less than one share are included in the number of shares as a result of the Share Consolidation, then pursuant to the procedures provided in Article 235 of the Companies Act and other relevant laws and regulations, the amount of money obtained by the sale of the Target Company Shares corresponding to the total of such fractions (any fraction of less than one share in the total number shall be rounded off; hereinafter the same shall apply) to the Target Company or the Tender Offeror will be delivered to each shareholder of the Target Company (excluding the Tender Offeror) having such fractional Target Company Shares. The Tender Offeror intends to request that the Target Company (a) calculate the sales price of the Target Company Shares corresponding to the total of such fractions so that the amount of money to be delivered, as a result of the sale, to each shareholder of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer equals the Tender Offer Price multiplied by the number of Target Company Shares owned by each such shareholder, and (b) file a petition with a court to permit such voluntary sale. The Share Consolidation ratio has not been determined as of today; however, it will be determined in such a way that the number of Target Company Shares owned by the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer will be a fraction of less than one share and the Tender Offeror will solely own all the Target Company Shares.

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According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Share Consolidation relates, if fractions less than one share are included in the number of shares as a result of the Share Consolidation, the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) will be entitled, in accordance with Articles 182-4 and 182-5 of the Companies Act and other relevant laws and regulations, to (a) demand that the Target Company purchase, at a fair price, all of the fractions of less than one share from among shares of common stock that they hold and (b) file a petition with a court to determine the sales price for their Target Company Shares. As stated above, in the Share Consolidation, the number of Target Company Shares owned by the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer will be a fraction of less than one share. Thus, the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who dissent from the Share Consolidation will be able to file a petition to determine the sales price. If the petition mentioned above is filed, the purchase price will be finally determined by the court.

With respect to the procedures of the Demand for Cash-Out and the Share Consolidation mentioned above, it may take time to implement those procedures; and those procedures may be replaced by other methods having almost the same effect as those procedures, depending on various factors such as the state of amendments, enforcement, the authorities’ interpretations, etc. of the relevant laws and regulations. However, in that case, a method is scheduled to be adopted where monies will be ultimately delivered to each shareholder of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer. It is also planned that the amount of money to be delivered to each shareholder under such method will be calculated so that it is equal to the Tender Offer Price multiplied by the number of Target Company Shares owned by each such shareholder. The Tender Offeror will discuss the specific procedures, time of implementation of those procedures, and other matters concerning the above with the Target Company, and the Target Company will promptly announce those matters as soon as they are determined.

We note that the Tender Offer does not solicit the Target Company’s shareholders to agree to proposals at the Extraordinary Shareholders Meeting. Each shareholder of the Target Company should confirm with a tax accountant or other specialist, at its own responsibility, how tendering into the Tender Offer or participating in the procedures described above are treated under relevant tax laws.

(6)	Likelihood of Delisting and Reasons Therefor

As of today, the Target Company Shares are listed on the TSE 1st Section. However, since the Tender Offeror has not set a maximum limit on the number of shares to be purchased in the Tender Offer, the Target Company Shares may be delisted through prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange, depending on the results of the Tender Offer. Additionally, even if the delisting criteria are not met upon the completion of the Tender Offer, the Tender Offeror intends to conduct transactions pursuant to the applicable laws and regulations in order to acquire all Target Company Shares as stated in “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” above after the successful completion of the Tender Offer. In such a case, the Target Company Shares will be delisted through the prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange. After delisting, the Target Company Shares will no longer be traded on the Tokyo Stock Exchange.

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2.	Overview of the Purchase

(1)	Overview of the Target Company

(i)	Name	Keihin Corporation

(ii)	Location	1-26-2, Nishishinjuku, Shinjuku-ku, Tokyo

(iii)	Name and Title of Representative	Keiichi Aida, Representative Director and President

(iv)	Description of Business Activities	Manufacturing and sales of components for motorcycles and automobiles

(v)	Capital	6,932 million Japanese yen (as of March 31, 2020)

(vi)	Date of Establishment	December 19, 1956

(vii)	Major Shareholders and Ownership Percentage (as of June 12, 2020)	Honda Motor Co., Ltd.	41.35%
		J.P. MORGAN BANK LUXEMBOURG S.A.1300000 (standing agency: Settlement & Clearing Services Department, Mizuho Bank, Ltd.	5.65%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	3.79%
		MUFG Bank, Ltd.	2.62%
		Japan Trustee Services Bank, Ltd. (Trust Account)	2.56%
		Mizuho Securities Co., Ltd.	1.89%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	1.78%
		GOLDMAN, SACHS & CO. REG (standing agency: Goldman Sachs Japan Co., Ltd.)	1.63%
		DFA INTL SMALL CAP VALUE PORTFOLIO (standing agency: Tokyo Branch, Citibank, N.A.)	1.54%
		Japan Trustee Services Bank, Ltd. (Trust Account 5)	1.27%

(viii)	Relationship between the Tender Offeror and Target Company

	Capital Relationship	The Tender Offeror owns 30,581,115 Target Company Shares (ownership ratio 41.35%).
	Personnel Relationship	10 employees of the Tender Offeror, have been on loan to the Target Company.
	Business Relationship	The Target Company sells automotive components to the Tender Offeror.
	Status as Related Parties	The Target Company is an equity-method affiliate of the Tender Offeror and thus is a related party.

(Note)

The “Major Shareholders and Ownership Percentage” contains the same statements as the “Major Shareholders” in the annual securities report for the 79th fiscal year submitted by the Target Company on July 20, 2020.

(2)	Schedule, etc.

(I)	Schedule

Date of Public Notice for Commencement of Tender Offer

September 2, 2020 (Wednesday)

Electronic public notice is issued and the notice to that effect is posted in the Nihon Keizai Shimbun.

(URL of electronic public notice: https://disclosure.edinet-fsa.go.jp/)

Submission Date of Tender Offer Registration Statement	September 2, 2020 (Wednesday)

(II)	Tender Offer Period Originally Specified in the Registration Statement

From September 2, 2020 (Wednesday) to October 15, 2020 (Thursday) (30 business days)

(III)	Possibility of Extension Upon Request of the Target Company

Not applicable.

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(3)	Purchase Price

2,600 Japanese yen per 1 share of common stock

(4)	Basis for the Calculation of the Purchase Price

(I)	Basis for the Calculation

With the aim of ensuring the fairness of the Tender Offer Price, the Tender Offeror asked a financial advisor, Nomura Securities, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in determining the Tender Offer Price. Nomura Securities is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

Based on the determination that it is appropriate to evaluate the value of the Target Company Shares multilaterally after reviewing the calculation method to be adopted in calculating the value of the Target Company Shares from amongst multiple share valuation methods, and on the assumption that the Target Company is a going concern, Nomura Securities calculated the value of the Target Company Shares by using the following methods: the market share price analysis (because the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies comparable to the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the calculation). The Tender Offeror obtained the Valuation Report dated October 29, 2019, from Nomura Securities. The Tender Offeror has not obtained any evaluation regarding the fairness of the Tender Offer Price (i.e., a fairness opinion).

The results of calculation by Nomura Securities of the per-share value of the Target Company Shares are as follows:

Market share price analysis:	1,537 Japanese yen to 1,898 Japanese yen
Comparable company analysis:	1,326 Japanese yen to 1,893 Japanese yen
DCF Analysis:	1,803 Japanese yen to 3,235 Japanese yen

Under the market share price analysis, where October 29, 2019, which is the business day immediately preceding the date of the announcement of the scheduled commencement of the Tender Offer, was the reference date, the per-share value of the Target Company Shares was calculated to range from 1,537 Japanese yen to 1,898 Japanese yen, based on the following prices of Target Company Shares on the TSE 1st Section: the closing price on the reference date (1,898 Japanese yen); the simple average of the closing price for the five business days immediately preceding the reference date (1,834 Japanese yen) (rounded to the nearest Japanese yen; the same method was applied to the calculation of the simple average of the closing price in this section); the simple average of the closing price for the one month immediately preceding the reference date (1,696 Japanese yen); the simple average of the closing price for the three months immediately preceding the reference date (1,550 Japanese yen); and the simple average of the closing price for the six months immediately preceding the reference date (1,537 Japanese yen).

Under the comparable company analysis, the value of the Target Company Shares was calculated through comparison with the market share price and financial indicators (e.g., profitability, etc.) of listed companies that engage in businesses comparatively similar to those of the Target Company. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 1,326 Japanese yen to 1,893 Japanese yen.

Under the DCF Analysis, the Target Company’s enterprise value and share value were calculated by discounting the free cash flow that is expected to be generated in the future by the Target Company in and after the fiscal year ending in March 2020 at a certain discount rate to the present value, based on the relevant factors including the profitability and investment plans in the Target Company’s business plan for 7 fiscal years from the fiscal year ending in March 2020 to the fiscal year ending in March 2026 as well as other publicly available information. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 1,803 Japanese yen to 3,235 Japanese yen. In the business plan which served as a basis for the DCF Analysis, no significant increases or decreases in profits are expected. The synergistic effects expected to be achieved by implementing the Integration, including the Tender Offer, have not been counted. This is because it is difficult to specifically estimate the impact on earnings as of October 29, 2019.

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By a resolution at the board of directors meeting held on October 30, 2019, the Tender Offeror ultimately determined that the Tender Offer Price would be 2,600 Japanese yen per share, comprehensively taking into account: (i) the valuation results in the Valuation Report obtained from Nomura Securities; (ii) the results of the due diligence on the Target Company by the Tender Offeror; (iii) real-world examples of premiums granted when the purchase price was determined in the case of previous tender offers for Shares (the case of tender offers to make target companies wholly-owned subsidiaries) by persons other than issuers similar to the Tender Offer; (iv) whether the board of directors of the Target Company would support the Tender Offer; (v) fluctuations in the market price of the Target Company Shares; and (vi) anticipated levels of tendering in the Tender Offer, and based on the results of discussions and negotiations with the Target Company.

The Tender Offer Price of 2,600 Japanese yen per share represents the following premiums: 36.99% (rounded off to two decimal places; the same method was applied to the calculation of premiums (%) in this section) on the closing price of the Target Company Shares of 1,898 Japanese yen on the TSE 1st Section as of October 29, 2019, which is the business day immediately preceding the date of announcement of the scheduled commencement of the Tender Offer; 53.30% on the simple average of the closing price of 1,696 Japanese yen for the one month immediately preceding October 29, 2019; 67.74% on the simple average of the closing price of 1,550 Japanese yen for the three months immediately preceding October 29, 2019; and 69.16% on the simple average of the closing price of 1,537 Japanese yen for the six months immediately preceding October 29, 2019.

The Tender Offer Price of 2,600 Japanese yen per share represents the following premiums: 1.05% on the closing price of the Target Company Shares of 2,573 Japanese yen on the TSE 1st Section as of August 31, 2020, which is the business day immediately preceding the date of announcement of the commencement of the Tender Offer; 1.44% on the simple average of the closing price of 2,563 Japanese yen for the one month immediately preceding August 31, 2020; 2.04% on the simple average of the closing price of 2,548 Japanese yen for the three months immediately preceding August 31, 2020; and 2.32% on the simple average of the closing price of 2,541 Japanese yen for the six months immediately preceding August 31, 2020.

(Note)

In calculating the Target Company Share value, Nomura Securities assumed that all public information and information provided to it are accurate and complete, and it has not independently verified the accuracy or completeness thereof. Also, Nomura Securities neither has independently evaluated, appraised or assessed, nor has requested that any third-party organization appraise or assess, any assets or liabilities (including financial derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of the Target Company or its affiliated companies (including analyzing and evaluating their individual assets and liabilities). The Target Company’s financial forecast (including profit plans and other information) is assumed to have been reasonably examined or prepared based on the best, bona-fide forecast and decision-making that are presently available to the Target Company’s management as of October 29, 2019. Calculations by Nomura Securities reflect the information obtained and economic conditions learned by Nomura Securities up to and including October 29, 2019. Calculations by Nomura Securities are solely for reference purposes for the Tender Offeror’s board of directors to consider the Target Company Share value.

(II)	Background of the Calculation

(Background leading to the determination of the Tender Offer Price)

The Tender Offeror started considering the Integration in the middle of February 2018. It appointed Nomura Securities as its financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and appointed Nishimura & Asahi as its legal advisor. The Tender Offeror started initial consideration and discussions regarding the Integration, including the Tender Offer, and in early June 2019, made the Proposal to the Target Company.

According to the Target Company, in response to the Proposal made by the Tender Offeror in early June 2019, the Target Company appointed Industrial Growth Platform, Inc. as its financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and appointed TMI Associates as its legal advisor independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in order to ensure the fairness of the Transactions including the Tender Offer Price. According to the Target Company, on July 30, 2019, it established a special committee as an advisory body for the Target Company’s board of directors to consider the Proposal.

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Thereafter, the Tender Offeror, with the approval of the Target Company, conducted due diligence on the Target Company from the middle of July 2019 to early September 2019. The Tender Offeror and the Target Company continued discussions regarding, among other matters, the purpose of the Integration, including the Tender Offer, management structures and policies after the Integration, and various conditions of the Integration, with the aim of further enhancing their respective enterprise value. Furthermore, from early October 2019, the Tender Offeror held discussions and negotiations with the Target Company on several occasions regarding the Tender Offer Price. Thereafter, in late October 2019, the Tender Offeror made the final proposal of the Tender Offer to the Target Company and held discussions and negotiations with the Target Company.

Consequently, as of October 30, 2019, the Tender Offeror determined to conduct the Tender Offer for the Target Company Shares as part of the Transactions if the Conditions Precedent are satisfied. The Tender Offeror also determined the Tender Offer Price against the background described below. For details of the background that led to the Tender Offeror’s determination to conduct the Tender Offer, please see “(2) Background to Decision to Implement Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy” of “1. Purpose of the Purchase” above.

(i)	Name of the third party from whom the Tender Offeror obtained opinions in calculation

In determining the Tender Offer Price, the Tender Offeror asked Nomura Securities, a financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, to calculate the value of the Target Company Shares. The Tender Offeror obtained the Valuation Report dated October 29, 2019, from Nomura Securities. Nomura Securities is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

(ii)	Overview of the opinions

According to the Valuation Report, the methods adopted and the ranges of per-share value of the Target Company Shares calculated by using those methods are as follows:

Market share price analysis:	1,537 Japanese yen to 1,898 Japanese yen
Comparable company analysis:	1,326 Japanese yen to 1,893 Japanese yen
DCF Analysis:	1,803 Japanese yen to 3,235 Japanese yen

(iii)	Background leading to the determination of the Tender Offer Price taking into consideration the opinions

By a resolution at the board of directors meeting held on October 30, 2019, the Tender Offeror ultimately determined that the Tender Offer Price would be 2,600 Japanese yen per share, comprehensively taking into account: (i) the valuation results in the Valuation Report obtained from Nomura Securities; (ii) the results of the due diligence on the Target Company by the Tender Offeror; (iii) real-world examples of premiums granted when the purchase price was determined in the case of previous tender offers for Shares (the case of tender offers to make target companies wholly-owned subsidiaries) by persons other than issuers similar to the Tender Offer; (iv) whether the board of directors of the Target Company would support the Tender Offer; (v) fluctuations in the market price of the Target Company Shares; and (vi) anticipated levels of tendering in the Tender Offer, and based on the results of discussions and negotiations with the Target Company.

Taking into account the influence of the novel coronavirus (COVID-19) and other business conditions of the Target Company, and the environment surrounding the Tender Offer between October 30, 2019, which is the date of the announcement of the scheduled commencement of the Tender Offer, and September 1, 2020, the Tender Offeror believes that there is no circumstance resulting in a change of the Tender Offer Price.

(III)	Relationship with the Valuation Organization

Nomura Securities, which is the Tender Offeror’s financial advisor and third-party valuation organization, is neither a related party of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems or Hitachi, nor is it materially interested with respect to the Integration, including the Tender Offer.

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(5)	Number of Shares to be Purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
43,375,714 shares	18,723,485 shares	— shares

(Note 1)

Since the Tender Offeror intends to make the Target Company a wholly-owned subsidiary, if the aggregate number of the Tendered Shares does not reach the minimum number of shares to be purchased (18,723,485 shares), none of the Tendered Shares will be purchased. If the aggregate number of the Tendered Shares is equal to or exceeds the minimum number of shares to be purchased (18,723,485 shares), all the Tendered Shares will be purchased.

(Note 2)

Shares in quantities of less than one unit are also subject to the Tender Offer. If a right to demand the purchase of shares in quantities of less than one unit is exercised by a shareholder pursuant to the Companies Act, the Target Company may purchase those shares during the Tender Offer Period in accordance with the procedures under the laws and regulations.

(Note 3)	The Tender Offeror does not intend to acquire treasury shares owned by the Target Company through the Tender Offer.

(Note 4)

Because no maximum number of shares to be purchased has been set in the Tender Offer, the “Number of Shares to be Purchased” is the possible maximum number of Target Company Shares (43,375,714 shares) to be obtained by the Tender Offeror through the Tender Offer. This maximum number of shares (43,375,714 shares) is obtained by deducting (a) from (b), wherein (a) is the number of Target Company Shares owned by the Tender Offeror as of today (30,581,115 shares), and the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021 (28,417 shares), and (b) is the total number of issued shares as of June 30, 2020, as stated in the Target Company’s First Quarterly Report for the 80th Fiscal Year (73,985,246 shares).

(6)	Changes in the Ownership Ratio of Shares as a Result of the Purchase

Number of voting rights pertaining to Shares owned by the Tender Offeror before the purchase	305,811 voting rights	(Ownership ratio of Shares before the purchase: 41.35%)

Number of voting rights pertaining to Shares owned by specially related parties before the purchase	0 voting rights	(Ownership ratio of Shares before the purchase: 0.00%)

Number of voting rights pertaining to Shares owned by the Tender Offeror after the purchase	739,568 voting rights	(Ownership ratio of Shares after the purchase: 100.00%)

Number of voting rights pertaining to Shares owned by specially related parties after the purchase	0 voting rights	(Ownership ratio of Shares after the purchase: 0.00%)

Number of voting rights of all shareholders of the Target Company	739,332 voting rights

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(Note 1)

The “number of voting rights pertaining to Shares owned by the Tender Offeror before the purchase” is the number of voting rights (305,811 voting rights) pertaining to Shares owned by the Tender Offeror as of today (30,581,115 shares).

(Note 2)

The “number of voting rights pertaining to Shares owned by specially related parties before the purchase” is the total number of the voting rights pertaining to Shares owned by specially related parties (excluding those specially related parties who are excluded from being a specially related party under Article 3(2)(i) of the Cabinet Office Order on Disclosure Required for Tender Offer for Share Certificates by Persons Other Than Issuers (Ministry of Finance Order No. 38 of 1990, as amended; the “Cabinet Office Order”) for the purpose of calculating the ownership ratio of Shares under Article 27-2(1) of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “Act”)). The “number of voting rights pertaining to Shares owned by specially related parties after the purchase” is stated as zero, because the Shares owned by specially related parties (excluding treasury shares owned by the Target Company) are also subject to the Tender Offer.

(Note 3)

The “number of voting rights of all shareholders of the Target Company” is the number of the voting rights of all shareholders as of June 30, 2020, as stated in the Target Company’s First Quarterly Report for the 80th Fiscal Year (one unit of shares is stated to consist of 100 shares). However, since all of the Target Company Shares issued by the Target Company, including shares in quantities of less than one unit, are subject to the Tender Offer, for the purpose of calculating the “ownership ratio of Shares before the purchase” and the “ownership ratio of Shares after the purchase,” the number of voting rights (739,568 voting rights) pertaining to the number of shares (73,956,829 shares) obtained by deducting (a) from (b) was used as the denominator, wherein (a) is the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021 (28,417 shares), and (b) is the total number of issued shares as of the same date, as stated in the Target Company’s First Quarterly Report for the 80th Fiscal Year (73,985,246 shares).

(Note 4)	With regard to the “ownership ratio of Shares before the purchase” and the “ownership ratio of Shares after the purchase,” any fraction is rounded off to two decimal places.

(7)	Purchase Price 112,776,856,400 Japanese yen

(Note)	“Purchase price” is the amount obtained by multiplying the number of shares to be purchased through the Tender Offer (43,375,714 shares) by the Tender Offer Price (2,600 yen).

(8)	Settlement Method

(I)	Name and Head Office Location of Financial Instruments Business Operator, Bank, and Any Other Institution Conducting Settlement of Purchase

Nomura Securities Co., Ltd.	1-9-1 Nihonbashi, Chuo-ku, Tokyo

(The location of the head office of Nomura Securities Co., Ltd. will be 1-13-1 Nihonbashi, Chuo-ku, Tokyo on October 1, 2020.)

(II)	Commencement Date of Settlement

October 22, 2020 (Thursday)

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(III)	Settlement Method

Without delay following the conclusion of the Tender Offer Period, a notice of purchase through the Tender Offer will be mailed to the addresses of the Tendering Shareholders (or standing proxies for Foreign Shareholders).

Purchase will be made by cash. A Tendering Shareholder may receive the proceeds from selling the shares through the Tender Offer without delay on and after the commencement date of settlement in a manner designated by the Tendering Shareholder, such as through money transfer (transfer fees may apply).

(IV)	Method of Return of Shares

If none of the Tendered Shares is purchased in accordance with the conditions described in “(I) Existence and Details of Conditions Set Forth in Each Item of Article 27-13, Paragraph (4) of the Act” and “(II) Existence of Conditions of Withdrawal of the Tender Offer, Details Thereof, and Method of Disclosure of Withdrawal” of “(9) Other Terms and Conditions and Methods of Purchase” below, the Shares to be returned shall be returned by restoring the record in the Tendering Shareholder Account opened with the tender offer agent to the record immediately prior to the point of time they were tendered, promptly on and after the second business day after the last day of the Tender Offer Period (or, if the Tender Offer is withdrawn, the date of withdrawal). (If transferring the Shares to the Tendering Shareholder’s account opened with a different financial instruments business operator, please confirm with the head office or the domestic branch of the tender offer agent where your tender was accepted.)

*In connection with the measures for preventing the spread of the novel coronavirus (COVID-19), special measures such as temporarily suspending our in-store services may be taken during the Tender Offer Period. For details, please contact the head office or each domestic branch of the tender offer agent. Also, for a list of the affected stores and special measures taken by such stores, please see the tender offer agent’s website (https://www.nomura.co.jp/).

(9)	Other Terms and Conditions and Methods of Purchase

(I)	Existence and Details of Conditions Set Forth in Each Item of Article 27-13, Paragraph (4) of the Act

If the total number of the Tendered Shares is less than the minimum number of shares to be purchased (18,723,485 shares), none of the Tendered Shares will be purchased. If the total number of the Tendered Shares is equal to or above the minimum number of shares to be purchased (18,723,485 shares), all of the Tendered Shares will be purchased.

(II)	Existence of Conditions of Withdrawal of the Tender Offer, Details Thereof, and Method of Disclosure of Withdrawal

In the event that any of the facts set forth in Article 14, paragraph (1), item(i), (a) through (i) as well as (l) through (r), Article 14, paragraph (1), item (iii), (a) through (h), as well as Article 14, paragraph (2), item (iii) through (vi) of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as amended; the “Order”) occurs, the Tender Offer may be withdrawn. If the Tender Offer is intended to be withdrawn, an electronic public notice will be made, and a notice to that effect will be published in the Nihon Keizai Shimbun. However, if issuing the public notice by the last day of the Tender Offer Period proves difficult, the announcement will be made via the methods set forth in Article 20 of the Cabinet Office Order, and a public notice shall be issued immediately thereafter.

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(III)	Existence of Conditions for Reduction in Purchase Price, Details Thereof, and Method of Disclosure of Reduction

In accordance with the provisions of Article 27-6, paragraph (1), item (i) of the Act, in the event that the Target Company engages in any of the actions set forth in Article 13, paragraph (1) of the Order during the Tender Offer Period, the purchase price may be reduced in accordance with the standards set forth in Article 19, paragraph (1) of the Cabinet Office Order. If the purchase price is intended to be reduced, an electronic public notice will be made, and a notice to that effect will be published in the Nihon Keizai Shimbun. However, if issuing the public notice by the last day of the Tender Offer Period proves difficult, the announcement will be made via the methods set forth Article 20 of the Cabinet Office Order, and a public notice shall be issued immediately thereafter. If the purchase price has been reduced, the Tendered Shares on or before the day on which such public notice was made will be purchased at the reduced purchase price.

(IV)	Matters Relating to the Tendering Shareholders’ Right to Cancel Contract

A Tendering Shareholder may cancel a contract regarding the Tender Offer at any time during the Tender Offer Period. When canceling the contract, please deliver or send a document indicating the intention of canceling the contract regarding the Tender Offer (the “Cancellation Document”) to the head office or the domestic branch of the person designated below where your tender was accepted no later than 3:30 PM on the last day of the Tender Offer Period. However, if sending the Cancellation Document, the document must arrive by 3:30 PM on the last day of the Tender Offer Period.

When canceling a contract regarding your tender made through the online service, please cancel the contract via the online service (https://hometrade.nomura.co.jp/), or by delivering or sending the Cancellation Document. If canceling the contract via the online service, please follow the instructions provided on the online service screen, and complete cancellation procedures no later than 3:30 PM on the last day of the Tender Offer Period. Any contract regarding your tender made at a transaction branch cannot be cancelled via the online service. When delivering or sending the Cancellation Document, please first request a Cancellation Document form from your transaction branch and then deliver or send the Cancellation Document to the same transaction branch no later than 3:30 PM on the last day of the Tender Offer Period. However, if sending the Cancellation Document, the document must arrive by 3:30 PM on the last day of the Tender Offer Period.

*In connection with the measures for preventing the spread of the novel coronavirus (COVID-19), special measures such as temporarily suspending our in-store services may be taken during the Tender Offer Period. For details, please contact the head office or each domestic branch of the tender offer agent. Also, fora list of the affected stores and special measures taken by such stores, please see the tender offer agent’s website (https://www.nomura.co.jp/).

Party authorized to receive the Cancellation Document

Nomura Securities Co., Ltd.	1-9-1 Nihonbashi, Chuo-ku, Tokyo
(The location of the head office of Nomura Securities Co., Ltd. will be 1-13-1 Nihonbashi, Chuo-ku, Tokyo on October 1, 2020.)
(Other domestic branches of Nomura Securities Co., Ltd.)

The Tender Offeror will not seek payment of damages or penalties from any Tendering Shareholder who canceled their contract. Furthermore, any expenses associated with returning the Tendered Shares shall be borne by the Tender Offeror.

(V)	Method of Disclosure Where Terms and Conditions of Purchase are Changed

Unless prohibited in Article 27-6, paragraph (1) of the Act and Article 13 of the Order, the Tender Offeror may change the terms and conditions of purchase during the Tender Offer Period. If the purchase conditions are intended to be changed, an electronic public notice will be made regarding such changes, and a notice to that effect will be published in the Nihon Keizai Shimbun. However, if issuing the public notice by the last day of the Tender Offer Period proves difficult, the announcement will be made via the methods set forth in Article 20 of the Cabinet Office Order, and a public notice shall be issued immediately thereafter. If the purchase conditions have been changed, the Tendered Shares on or before the day on which such public notice was made will be purchased on the changed purchase conditions.

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(VI)	Method of Disclosure Where an Amended Statement is Submitted

If an amended statement is submitted to the Director-General of the Kanto Local Finance Bureau (excluding cases set forth in the proviso to Article 27-8, paragraph (11) of the Act), the details recorded in the amended statement relating to the details recorded in the public notice announcing the commencement of the Tender Offer will be publicly announced via the methods set forth in Article 20 of the Cabinet Office Order immediately. Furthermore, the tender offer explanation shall be immediately amended, and the Tendering Shareholders who have already received a before-amendment version of the tender offer explanation shall be provided with an amended version. However, if the scope of amendment is small, a document containing the reasons for amendment, the amended items, and the content following the amendment will be prepared, and the document will be delivered to the Tendering Shareholders for the purpose of amending the previously provided explanation.

(VII)	Method of Disclosure of the Results of the Tender Offer

The results of the Tender Offer will be publicly announced on the day following the last day of the Tender Offer Period via the methods set forth in Article 9-4 of the Order and Article 30-2 of the Cabinet Office Order.

(10)	Date of Public Notice of Tender Offer

September 2, 2020 (Wednesday)

(11)	Tender Offer Agent

Nomura Securities Co., Ltd.	1-9-1 Nihonbashi, Chuo-ku, Tokyo

(The location of the head office of Nomura Securities Co., Ltd. will be 1-13-1 Nihonbashi, Chuo-ku, Tokyo on October 1, 2020.)

3.	Policies after the Tender Offer and Future Prospects

For the policies after the Tender Offer, please see “(2) Background to, the Purpose of, and Decision-Making Process of, the Resolution to Conduct the Tender Offer, and the Management Policy after the Tender Offer,” “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase),” and “(6) Likelihood of Delisting and Reasons Therefor” under “1. Purpose of the Purchase” above.

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4.	Others

(1)	Existence and Details of Agreements between the Tender Offeror and the Target Company or its Officers

(I)	Support for the Tender Offer and Recommendation for Tendering

According to the Target Company Press Releases, based on the considerations and negotiations as stated in “(V) Process of and Reasons for Decision-Making by the Target Company” of “(2) Background to Decision to Implement Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy” of “1. Purpose of the Purchase” above, at the meeting of the Target Company’s board of directors held on October 30, 2019, the Target Company expressed its opinion in support of the Tender Offer and resolved to recommend that the Target Company’s shareholders tender shares in the Tender Offer.

In addition, according to the September 1 Press Release by the Target Company, at the meeting of the Target Company’s board of directors held on September 1, 2020, the Target Company expressed its opinion in support of the Tender Offer and resolved to recommend that the Target Company’s shareholders tender shares in the Tender Offer.

For details, please see “(V) Approval of All Directors of the Target Company with No Interest in the Transactions, and No Objection from All Company Auditors of the Target Company with No Interest in the Transactions“ of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer” of “1. Purpose of the Purchase” above.

(II)	Execution of the Basic Contract

The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi entered into the Basic Contract on October 30, 2019 concerning the structure of the Integration and other related matters. For an overview of the Basic Contract, please see “(3) Material Agreements Regarding the Tender Offer” of “1. Purpose of the Purchase” above.

(2)	Other Information That Is Considered to Be Necessary When Investors Determine Whether to Tender Shares in an Offer to Purchase

According to the Target Company, at the board of directors meeting held on September 1, 2020, the Target Company resolved not to pay interim dividends for the fiscal year ending in March 2021, subject to the completion of the Tender Offer.

For details, please see the “Notice regarding Interim Dividend Forecast (Non-payment) for the Fiscal Year Ending in March 2021” announced by the Target Company on September 1, 2020.

End.

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[Restriction on Solicitation]

This press release is a news statement intended for announcement of the Tender Offer to the general public, and was not prepared for the purpose of soliciting an offer to sell the shares in connection with the Tender Offer. If you intend to make an offer to sell shares in the Tender Offer, please refer to the tender offer explanation regarding the Tender Offer in advance, and make your own independent decision. This press release is not an offer to purchase securities or a solicitation of an offer to sell securities, and does not constitute any such part. In addition, this press release (or any part of it) or any distribution hereof will not be the basis for any agreement concerning the Tender Offer, nor will it be relied upon when executing any such agreement.

[Prediction of the Future]

This press release may include expressions concerning future prospects such as “expect,” “forecast,” “intend,” “plan,” “be convinced,” and “estimate,” including those concerning the future business of the Tender Offeror and other companies and entities. These expressions are based on the current business prospects of the Tender Offeror and may change depending on future situations. The Tender Offeror shall not be obligated to update the expressions concerning future prospects to reflect the actual business results, various situations, changes to conditions, or other related factors.

This press release includes “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended; the “U.S. Securities Exchange Act of 1934”). The actual results may be significantly different from the predictions expressly or impliedly indicated in the forward-looking statements, due to known or unknown risks, uncertainty, or other factors. The Tender Offeror or its affiliates do not guarantee that the predictions expressly or impliedly indicated as the forward-looking statements will turn out to be correct. The forward-looking statements included in this press release were prepared based on the information held by the Tender Offeror as of the date hereof, and unless obligated by laws or regulations or the rules of a financial instruments exchange, the Tender Offeror or its affiliates shall not be obligated to update or revise the statements to reflect future incidents or situations.

[U.S. Regulations]

The Tender Offer will be conducted in compliance with the procedures and information disclosure standards provided under the Financial Instruments and Exchange Act of Japan, and those procedures and standards are not always the same as those applicable in the United States. In particular, neither Section 13(e) nor Section 14(d) of the U.S. Securities Exchange Act of 1934 or the rules under these sections apply to the Tender Offer; therefore, the Tender Offer is not conducted in accordance with those procedures or standards. The financial information included in this press release is based on International Financial Reporting Standards (IFRS), not on the U.S. accounting standards; therefore, the financial information included in this press release may not necessarily be comparable to the financial information prepares based on the U.S. accounting standards. Also, because the Tender Offeror and the Target Company are corporations incorporated outside the U.S. and their directors are non U.S. residents, it may be difficult to exercise rights or demands against them that can be claimed based on U.S. securities laws. In addition, you may not be permitted to commence any legal procedures in courts outside the U.S. against non-U.S. corporations or their directors based on a breach of U.S. securities laws. Furthermore, U.S. courts are not necessarily granted jurisdiction over non-U.S. corporations or their directors.

All procedures regarding the Tender Offer will be conducted in Japanese unless specifically set forth otherwise. All or part of the documents regarding the Tender Offer will be prepared in English; however, if there is any discrepancy between the documents in English and those in Japanese, the documents in Japanese shall prevail.

[Other Countries]

Depending on the country or region, there may be legal restrictions on the release, issuance, or distribution of this press release. In such cases, you are required to be aware of such restrictions and comply with them. This press release does not constitute a solicitation of an offer to sell or an offer to purchase shares related to the Tender Offer and is simply deemed a distribution of materials for informative purposes only.

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[Translation]

September 1, 2020

To: Shareholders of Honda Motor Co., Ltd.

From: Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice regarding the Commencement of the Tender Offer to Make Showa Corporation (Securities Code: 7274) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation, and Nissin Kogyo Co., Ltd. (Securities Code: 7230)

As announced by Honda Motor Co., Ltd. (the “Tender Offeror”) in the “Notice regarding the Scheduled Commencement of the Tender Offer to Make Showa Corporation (Securities Code: 7274) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation, and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” dated October 30, 2019 (the “October 30 Press Release by the Tender Offeror”) and the “Notice regarding the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation, and Nissin Kogyo Co., Ltd.” also dated October 30, 2019 (the “Integration Press Release”), the Tender Offeror, Hitachi Automotive Systems, Ltd. (“Hitachi Automotive Systems”), Keihin Corporation (First Section of the Tokyo Stock Exchange, Inc. (“TSE”) (the “TSE 1st Section”), securities code: 7251,”Keihin”), Showa Corporation (TSE 1st Section, securities code: 7274, “Showa” or the “Target Company”), Nissin Kogyo Co., Ltd. (TSE 1st Section, securities code: 7230, “Nissin”; collectively with the Target Company and Keihin, the “Three Target Companies”) and Hitachi Ltd. (TSE 1st Section, securities code: 6501, “Hitachi”) entered into the basic contract regarding a management integration (the “Basic Contract”) on October 30, 2019 (the “Basic Contract Conclusion Date”), to conduct the management integration (the “Integration”) through implementation of the absorption-type merger in which Hitachi Automotive Systems (a wholly-owned subsidiary of Hitachi) will be the surviving company, and the Three Target Companies will be the disappearing companies (the “Absorption-type Merger”) after making the Three Target Companies wholly-owned subsidiaries of the Tender Offeror. For details of the Basic Contract, please see “(3) Material Agreements Regarding the Tender Offer” of “1. Purpose of the Purchase” below.

As stated in the October 30 Press Release by the Tender Offeror, at the board of directors meeting held on October 30, 2019, the Tender Offeror has determined to conduct a tender offer based on the Basic Contract (the “Tender Offer”) with the common shares of the Target Company (the “Target Company Shares”) being the target after satisfaction of certain conditions precedent (the “Conditions Precedent”) such as (I) obtaining permits and licenses, etc. from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities and (II) the Target Company having resolved to support the Tender Offer with the Target Company Shares and to recommend to its shareholders to tender in such Tender Offer, having published the resolution, and not having changed the resolution or passed a contradictory resolution by its board of directors during the period from the date on which the Basic Contract is concluded to the date on which the Tender Offeror decides to commence the Tender Offer (the “Tender Offer Commencement Determination Date”), to obtain all of the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and treasury shares owned by the Target Company; hereinafter the same shall apply), and to make the Target Company a wholly-owned subsidiary of the Tender Offeror, as part of the series of transactions for the Integration, pursuant to the Basic Contract. Recently, upon the completion of the necessary procedures and activities based on the competition law of Thailand on August 26, 2020, the Tender Offeror confirmed that all of the Conditions Precedent, including obtaining the permits and licenses, etc., from the respective countries’ relevant authorities, have been satisfied, and that the conditions to commence the Tender Offer have been fulfilled. Therefore, the Tender Offeror determined to commence the Tender Offer on September 1, 2020.

1.	Purpose of the Purchase

(1)	Overview of the Tender Offer

As of today, the Tender Offeror owns 25,447,856 shares (ownership ratio (Note 1) 33.50%) of the Target Company Shares listed on the TSE 1st Section, and the Target Company is a Tender Offeror equity-method affiliate.

As announced in the October 30 Press Release by the Tender Offeror and the Integration Press Release, the Tender Offeror, Hitachi Automotive Systems, Keihin, the Target Company, Nissin and Hitachi entered into the Basic Contract on October 30, 2019, to conduct the Integration through implementation of the Absorption-type Merger after making the Three Target Companies wholly-owned subsidiaries of the Tender Offeror. For details of the Basic Contract, please see “(3) Material Agreements Regarding the Tender Offer” below.

As stated in the October 30 Press Release by the Tender Offeror, at the board of directors meeting held on October 30, 2019, the Tender Offeror has determined to conduct the Tender Offer with the Target Company Shares being the target after satisfaction of the Conditions Precedent, to obtain all of the Target Company Shares, and to make the Target Company a wholly-owned subsidiary of the Tender Offeror, as part of the series of transactions for the Integration, pursuant to the Basic Contract. Recently, upon the completion of the necessary procedures and activities based on the competition law of Thailand on August 26, 2020, the Tender Offeror confirmed that all of the Conditions Precedent, including obtaining the permits and licenses, etc., from the respective countries’ relevant authorities, have been satisfied, and that the conditions to commence the Tender Offer have been fulfilled. Therefore, the Tender Offeror determined to commence the Tender Offer on September 1, 2020.

As announced in the “Notice regarding the Scheduled Commencement of the Tender Offer to Make Keihin Corporation (Securities Code: 7251) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” and the “Notice regarding the Scheduled Commencement of the Tender Offer to Make Nissin Kogyo Co., Ltd. (Securities Code: 7230) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd.” dated October 30, 2019 and announced by the Tender Offeror (collectively, the “Other Press Releases by Two Target Companies”), the Tender Offeror also determined at the board of directors meeting held on October 30, 2019 that similar to the Tender Offer, and pursuant to the Basic Contract, as part of a series of transactions for the Integration, respective common stocks of Keihin and Nissin are to be obtained through tender offers to make Keihin and Nissin wholly-owned subsidiaries of the Tender Offeror. Such tender offers (collectively with the Tender Offer, the “Three Target Companies Tender Offer”) are also scheduled to be conducted after satisfaction of certain conditions precedent such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities. Recently, the Tender Offeror confirmed that those conditions precedent have been satisfied, and that the conditions to commence the tender offers for Keihin and Nissin have also been fulfilled. Therefore, the Tender Offeror also determined to commence the tender offers for Keihin and Nissin on September 1, 2020 (for details, please see the “Notice regarding the Commencement of the Tender Offer to Make Keihin Corporation (Securities Code: 7251) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” and the “Notice regarding the Commencement of the Tender Offer to Make Nissin Kogyo Co., Ltd. (Securities Code: 7230) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd.” dated September 1, 2020 and announced by the Tender Offeror).

The Tender Offeror has set the minimum number of shares to be purchased as 25,195,744 shares (Note 2) (ownership ratio 33.17%) in the Tender Offer; and if the total of the Target Company Shares tendered for the Tender Offer (the “Tendered Shares”) falls short of the minimum number of shares to be purchased, the Tender Offeror will purchase none of the Tendered Shares. On the other hand, as the Tender Offeror purports to make the Target Company its wholly-owned subsidiary through the Tender Offer, the maximum number of shares to be purchased has not been set; and if the total number of the Tendered Shares is the same as or more than the minimum number of shares to be purchased, purchase of all of the Tendered Shares will be conducted. The minimum number of shares to be purchased (25,195,744 shares) is set as the number obtained by the following formula: first, subtract from (a) the total number of issued shares as of June 30, 2020, as stated in the First Quarterly Report for the 113th Fiscal Year submitted on August 6, 2020 by the Target Company (the “Target Company’s First Quarterly Report for the 113th Fiscal Year”) (76,020,019 shares), (b) the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the financial summary (IFRS) (consolidated) for the first quarter of the fiscal year ending in March 2021 published on July 29, 2020 by the Target Company (the “Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021”) (54,564 shares). This amounts to 75,965,455 shares, which corresponds to 759,654 voting rights. Such number of voting rights is then multiplied by 2/3 (506,436 voting rights). Based on the number obtained by multiplying by 100 shares the share unit number of the Target Company, deduct the number of the Target Company Shares owned by the Tender Offeror as of today (25,447,856 shares).

(Note 1)

“Ownership ratio” refers to the ratio against the number of shares (75,965,455 shares) obtained by deduction of the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021 (54,564 shares) out of the total number of issued shares as of the same date, as stated in the Target Company’s First Quarterly Report for the 113th Fiscal Year (76,020,019 shares) (any fraction is rounded off to two decimal places; hereinafter the same shall apply in the calculation of ownership ratio).

(Note 2)

In the October 30 Press Release by the Tender Offeror, the minimum number of shares to be purchased was stated as 25,195,944 shares. However, by June 30, 2020, the number of treasury shares owned by the Target Company has changed from 54,408 shares to 54,564 shares, and therefore the minimum number of shares to be purchased is changed to 25,195,744 shares.

As the Tender Offeror purports to make the Target Company its wholly-owned subsidiary, if the Tender Offeror cannot obtain all of the Target Company Shares through the Tender Offer, after the completion of the Tender Offer, the Tender Offeror schedules to implement a series of procedures to make the Tender Offeror the sole shareholder of the Target Company (the “Transaction to Make the Target Company a Wholly-Owned Subsidiary”; collectively with the Tender Offer, the “Transactions”). Furthermore, the Tender Offeror also plans to implement, respectively, a series of procedures to make Keihin and Showa wholly-owned subsidiaries of the Tender Offeror through the same method as in the Transaction to Make the Target Company a Wholly-Owned Subsidiary (collectively with the Transaction to Make the Target Company a Wholly-Owned Subsidiary, the “Transaction to Make the Three Target Companies Wholly-Owned Subsidiaries”). Upon completion of the Transaction to Make the Three Target Companies Wholly-Owned Subsidiaries, the Tender Offeror plans to implement the Absorption-type Merger, and the effective date of the Absorption-type Merger is scheduled to be during the period (i) between January and February, 2021, if all of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries will be conducted by the Demand for Cash-Out stated in “(5) Policies Regarding Reorganization, among others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below, or (ii) between February and March, 2021, if any of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries will be conducted by the Share Consolidation stated in “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below. For details, please see “(II) Structure of the Integration” of “(2) Background to Decision to Implement Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy,” and“(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below.

On the other hand, according to the “Notice regarding Expressing Opinion to Support the Scheduled Tender Offer for the Company’s Shares by Honda Motor Co., Ltd. (Securities Code: 7267) and Recommendation of the Tender thereto” dated October 30, 2019 and announced by the Target Company (the “October 30 Press Release by the Target Company”), at the meeting of the board of directors held on October 30, 2019, the Target Company resolved to support the Tender Offer at the commencement of the Tender Offer, and to recommend to the Target Company’s shareholders to tender in the Tender Offer, as the Target Company’s opinion as of the same date regarding the Tender Offer.

After that, as of July 30, 2020, it was possible to anticipate the completion of all procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer; therefore, the Tender Offeror requested that the Target Company commence the preparations for the decision to commence the tender offer on August 18, 2020, subject to the completion of such procedures and activities by August 14, 2020. However, because the procedures and activities based on the competition law of Thailand were not completed as of August 14, 2020, the Tender Offeror notified the Target Company on the same date that it will not make a decision in relation to the commencement of the Tender Offer on August 18, 2020. After that, all procedures and activities based on domestic and foreign competition laws, the completion of which had been required for the commencement of the Tender Offer, were completed on August 26, 2020; therefore, on August 27, 2020, the Tender Offeror told the Target Company that it wants to commence the Tender Offer on September 2, 2020 (“Tender Offer Commencement Date”), on the premise that other Conditions Precedent would be satisfied. According to the “Notice regarding Expressing Opinion to Support the Tender Offer for the Company’s Shares by Honda Motor Co., Ltd. (Securities Code: 7267) and Recommendation of the Tender thereto” announced by the Target Company on September 1, 2020 (the “September 1 Press Release by the Target Company;” collectively with the October 30 Press Release by the Target Company, the “Target Company Press Releases”), in late July 2020, it was possible to anticipate that the procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer, will be completed early to mid-August 2020; therefore, for the commencement of the Tender Offer, the Target Company asked the special committee established by the Target Company again to examine whether there are any changes in the opinion of the written report submitted to the Target Company’s board of directors on October 30, 2019 (“Written Report on October 30, 2019”), and to state to the Target Company’s board of directors that there are no changes if there is no change, or to submit the opinions after the change if there are any changes, as stated in “(III) Independent Special Committee Established, and the Independent Special Committee’s Written Report Obtained, by the Target Company” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer.” At the 10th special committee meeting held on July 27, 2020, the special committee interviewed the Target Company concerning any events (including corporate actions) that occurred in the Target Company’s business on and after October 30, 2019, such as the spread of the novel coronavirus (COVID-19), and the influence of such events on the business performance of the Target Company and the Transaction, and reconsidered the matters above. As a result, the special committee confirmed that no factors have arisen that will change the decision of the special committee as of October 30, 2019, including (a) that even considering each circumstance that occurred after the announcement of the Transaction, including the spread of the novel coronavirus (COVID-19), there is no inconsistency with the information considered at the time of preparation of the Written Report on October 30, 2019, (b) regardless of the novel coronavirus (COVID-19) pandemic, there is no change in the product variation and potential ability of the Target Company, such as product development, production, and sales force, and that regarding the fact that at the time of preparation of the Written Report on October 30, 2019 the Transaction was considered to contribute to the enhancement of the Target Company’s corporate value, the Transaction has become more useful, and (c) no other circumstances have occurred since October 30, 2019 that would cause suspicion regarding the fairness of the procedures and the appropriateness of the conditions regarding the Transaction, and on August 31, 2020, submitted to the board of directors of the Target Company the written report stating there were no changes to the opinions in the Written Report on October 30, 2019 (the “Written Report on August 31, 2020”).

Under these circumstances, recently, the Tender Offeror confirmed that the Conditions Precedent have also been satisfied, and that the conditions to commence the Tender Offer have been fulfilled. Therefore, the Tender Offeror decided to commence the Tender Offer on September 1, 2020.

With regard to this decision, the Target Company carefully discussed and examined the various conditions regarding the Tender Offer based on such opinions, etc., of the special committee and matters such as the business condition of the Target Company including the influence of the spread of the novel coronavirus (COVID-19), and changes in the environment surrounding the Transactions from and after the board of directors meeting held on October 30, 2019, and as a result decided that as of September 1, 2020, the early completion of reformation into an integrated-type systems supplier through the Integration will contribute to the enhancement of the Target Company’s corporate value, that the purpose of the Integration and the significance and necessity of achieving such purpose may increase but never decrease going forward, and that there are no factors that would change the decision of the Target Company as of October 30, 2019 regarding the Tender Offer. At the board of directors meeting held on September 1, 2020, it was resolved again to support the Tender Offer and to recommend that its shareholders tender Target Company Shares for the Tender Offer.

According to the Target Company Press Releases, both resolutions of the Target Company’s board of directors above were made on the precondition that following the Tender Offer and a series of subsequent procedures, the Target Company is scheduled to be a wholly-owned subsidiary of the Tender Offeror, and the Target Company Shares are scheduled to be delisted, and that the Integration is scheduled to be conducted through implementation of the Absorption-type Merger (as a result of the Absorption-type Merger, Hitachi Automotive Systems’ ratio of voting rights held will be 33.4% for the Tender Offeror and 66.6% for Hitachi) after the Tender Offeror making Keihin and Nissin its wholly-owned subsidiaries.

(2)	Background to Decision to Implement Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy

(I)	Background to, Purpose of, and Decision-Making Process of, the Resolution to Conduct the Tender Offer

The Tender Offeror Group consists of the Tender Offeror, 357 consolidated subsidiaries and 73 equity-method affiliates including the Three Target Companies (collectively with the Tender Offeror, the “Tender Offeror Group”) as of March 31, 2020, and by business category, the Tender Offeror’s businesses consist of motorcycle business, automobile business, financial service business, life creation (Note 1) and other businesses. The Tender Offeror began with the opening of Honda Technical Research Institute in Hamamatsu-city, Shizuoka Prefecture by Mr. Soichiro Honda in October 1946, and it was established as Honda Motor Co., Ltd. by succession of Honda Technical Research Institute in September 1948. Then, the Tender Offeror was listed on the Tokyo Stock Exchange in December 1957, and it is listed on the TSE 1st Section as of today.

(Note 1)	Business to provide power products, including power generators, lawn mowers, and general-purpose engines, and to engage in energy business.

The Tender Offeror Group has fundamental beliefs of “Respect for the Individual” and “The Three Joys” (The Joy of Buying, The Joy of Selling, The Joy of Creating). Based on these fundamental beliefs, the company principle of “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality yet at a reasonable price for worldwide customer satisfaction.” is established and these are shared by each and every employees working at the Tender Offeror Group as “Honda Philosophy.” Moreover, the Tender Offeror Group practices daily corporate activities with Honda Philosophy being the standard for the conduct and decision-making, share joys with all people including shareholders, and strive for enhancement of corporate value.

Also, in the “2030 Vision” established in June 2017, vision statement of “serve people worldwide with the ‘joy of expanding their life’s potential’” and “lead the advancement of mobility and people’s daily lives,” was established. In order to realize this statement, direction of initiatives with three viewpoints of “creating value for ‘mobility’ and ‘daily lives’,” “accommodate the different characteristics of people and society,” and “toward a clean and safe/secure society” have been set.

On the other hand, according to the Target Company, the Target Company was established in October 1938 as Showa Aircraft Precision Works Ltd.; it changed its corporate name to Showa Manufacturing Co., Ltd., and started manufacture of automobile components in August 1946. Also, in April 1964, it was listed on the Second Section of the Tokyo Stock Exchange, and it was designated to the TSE 1st Section in November 1985. In April 1993, it was merged into Seiki Giken Co. Ltd. being a subsidiary of the Tender Offeror, and changed its corporate name to Showa Corporation. The Tender Offeror started transactions with the Target Company relating to transmission devices and shock absorbers (Note 2) in 1953, and acquired 2,385,000 shares (then shareholding ratio (which is a ratio to the total number of issued and outstanding shares including treasury shares. Numbers after the second decimal place are rounded off; hereinafter the same in this paragraph): 23.85%) in 1970, and thereafter acquired up to 6,051,000 shares (then shareholding ratio: 37.82%) in FY 1975, up to 11,086,000 shares (then shareholding ratio: 35.53%) in FY 1980, up to 24,448,000 shares (then shareholding ratio: 38.92%) in FY 1993, and has owned 25,447,856 shares since 2003, leading to its current shareholding ratio (33.50%), after which the Target Company became an equity-method affiliate of the Tender Offeror.

(Note 2)

Component for automobiles (motorcycles and automobiles) installed between the vehicle body and the tires, accompanying dampers and springs, which perform the function of absorbing vibration to the vehicle body through the damping force of dampers and the restoring force of springs and maintaining the bearing and stability of vehicles (for motorcycles, including steering and transmitting drive force).

Also, in terms of business, according to the Target Company, since commencement of the transactions with the Tender Offeror in 1953, the Target Company expanded its areas of technology, such as shock absorbers for motorcycles that remain a primary product of the Target Company at the present time, shock absorbers for automobiles that have been produced since 1962, and supplying dampers for F-1 formula cars. Then, through a merger with the Tender Offeror’s subsidiary named Seiki Giken Co. Ltd. in 1993, its areas of technology expanded to include power steering systems and drive system items, and supported suspensions of the Tender Offeror’s motorcycles and automobiles.

According to the Target Company, as of today, the Target Company Group consists of the Target Company, 21 subsidiaries and three affiliates of the Target Company (together with the Target Company, the “Target Company Group”), and its businesses consist of the motorcycle and general products business, the automobile business, the steering business, the gas spring business (Note 3), and other businesses, and it is mainly engaged in business activities such as the manufacture and sale of components for motorcycles, automobiles, and motor boats.

(Note 3)	Business of providing products to assist in the opening and closing of automobiles’ bonnet/rear gate, and office appliances’ moving parts, etc., through gas reaction force, and to keep them open

Also, according to the Target Company, the Target Company Group has the following corporate principle: “With the aim of becoming a global company trusted by customers throughout the world, we are committed to making continuous innovations in order to be able to provide superior products using the most advanced technologies and the highest quality to meet the needs of our users”, as well as having the satisfaction of customers in the market through its products be the first priority, constantly directing to the future and aiming to continue intermittent innovation in management and technologies. Additionally, the Target Company Group actively engages in activities to fulfill its social responsibilities as a company such as (i) obtaining ISO14001, the international standard for environmental management, (ii) conserving global environment through business activities along with environmental management system (EMS), and (iii) affirmatively attributing to the society for the purpose of trust and harmony on cultures and customs in local societies, and aims to obtain society’s trust through corporate activities in harmony with the products it provides. The Target Company Group has aimed to develop company businesses, being a company that stakeholders, including shareholders, customers and employees trust, and to contribute to the community and the society by developing its business activities as a group on a global scale. Furthermore, in order to further strengthen its products technology power, production technology power, production constitution, and management, the Target Company Group is striving to solve issues while focusing on the surrounding environment, based on the policies below:

<Products policy>

Become a systems supplier running the future with strong brand power

•	Build strong technology and a quality brand, and aim to be a proposal-type systems supplier which provides good products to its customers faster.

<Sales policy>

Meet expectations by quickly responding to needs and making good proposals

•

Meet expectations and trust by grasping the needs of customers and the market quickly, and making enthusiastic proposals about the Target Company’s technologies and products. Also, collaborate with business headquarters and other functional headquarters and conduct global sales expansion activities and maintenance of existing governing markets.

<Quality policy>

Enhance Individuals’ work quality and provide attractive products

•

Individuals’ work quality shall be enhanced, and logical quality assurance will be established at each stage from product development to product shipment, and the Target Company Group will provide attractive products to be enjoyed by customers.

The Tender Offeror and the Target Company started transactions relating to transmission devices and shock absorbers in 1953, and the Tender Offeror acquired 2,385,000 shares in 1970 (then shareholding ratio: 23.85%), and thereafter acquired 6,051,000 shares in FY 1975 (then shareholding ratio: 37.82%), 11,086,000 shares in FY 1980 (then shareholding ratio: 35.53%), 24,448,000 shares in FY 1993 (then shareholding ratio: 38.92%), and has owned 25,448,000 shares since 2003, leading to its current ownership ratio (33.50%), after which the Target Company became an equity-method affiliate of the Tender Offeror. In terms of business, since shock absorbers, power steering systems and drive system items produced by the Target Company are important parts of the main products (motorcycles and automobiles) of the Tender Offeror, the Tender Offeror and the Target Company have established a close relationship as mutually important business partners from the beginning. In addition, four employees of the Tender Offeror have been assigned on secondment to the Target Company as of March 31, 2020. No officers of the Tender Offeror are on secondment to the Target Company.

In recent years, various stricter world-wide environmental regulations including CO2 (carbon dioxide) emission regulations, activation of measures for safety enhancement and computerization to utilize data collected from automobiles, such as vehicle body control, in accordance with the surrounding environment as recognized by in-vehicle sensors and cameras, etc., and road infrastructure and communications with surrounding travelling vehicles and diversification of market needs, etc. are intertwined in complex ways; and global mobility (Note 4) industry centered on automobiles itself is undergoing significant change. In order to respond to changes in the external environment, domestic and foreign automobile components manufacturers conduct business alliance, capital alliance and business acquisition, etc., and it is expected that the competition environment among the companies in the mobility industry will intensify further in the future.

(Note 4)	Collective term for mobile function including motorcycles and automobiles

In response to stricter environmental regulations, activation of measures for safety enhancement and computerization and diversification of market needs such as the above, the Tender Offeror focuses on responses to environment, safety, and computerization as duties of a mobility manufacturer, and aims to realize a carbon-free society and collision-free society, as well as actively engaging with the most important items, namely, the “introduction of electrification technology” and the “introduction of advanced safety technology”. However, next-generation technologies required for development of automobiles such as electrification technology to realize electric vehicles such as hybrid cars and electric vehicles, and advanced safety technology to realize a driving safety support system and automated driving system (Note 5) are undergoing sophistication, complexity, and diversification. The Tender Offeror believes that measures will be required which significantly exceed speed and management resources of technology development and product development previously dealt with by automobile manufacturers alone. Also, as new technologies not fully utilized in previous motorcycles and automobiles including information and system technology will be required in such next-generation technology areas, other competing companies are accelerating their efforts, such as entries into the market by various companies in different industries. Under such circumstances, in order to establish a superior position in advance of other companies, the Tender Offeror believes that the Tender Offeror Group is required to distribute management resources into relevant areas in a mobile, concentrated, and efficient manner.

(Note 5)

Definition of Driving Safety Support System and Automated Driving System (source: December 7, 2016 “Trend Regarding Definition of Levels of Automated Driving and Future Responses (Draft)” National Strategy Office of Information and Communication Technology, Cabinet Secretariat)

Category		Outline	System to realize the item on the left
Information provision-type		Alert to drivers, etc.	“Driving Safety Support System”
Automatic control utilizing-type	Level 1: Single-type	Status where system operates either acceleration, steering or control
	Level 2: System combination	Status where system simultaneously conducts multiple operations of acceleration, steering or control	“Automated Driving System”
	Level 3: System sophistication	Status where acceleration, steering and control are all conducted by the system, and drivers respond only when the system requests them to do so
	Level 4: Fully automated driving	Status where acceleration, steering and control are all conducted by the system, and drivers are not involved

In order to survive global competition, it is becoming increasingly important for automobile manufacturers to provide products at low cost; therefore, there is an urgent need to collaborate with automobile parts manufacturers, and to strengthen measures toward modularization of the development system (Note 6) and standardization of chassis and parts among several car models. Under such circumstances, in order to respond to increased needs for cost reduction and shift to overseas local production, etc. by automobile manufacturers, automobile parts manufacturers are required to lower costs through an economy of scale in connection with the increase in production volume, and construction of a timely supply system at global locations. In recent years, mega suppliers (Note 7) are expanding their sales volume. The Tender Offeror Group aimed for an optimal product supply system in conformity with market needs upon developing automobiles, and close collaboration took place among the Tender Offeror and parts manufacturers including the Three Target Companies for each area of individual parts. However, under the above circumstances, the Tender Offeror believes that in order to further develop a joint development system among the Tender Offeror and the parts manufacturers within the Tender Offeror Group, and to respond to modularization and parts standardization, it is necessary, in addition to structuring a comprehensive development system with the suppliers owning a vast array of technologies from conventional technology (Note 8) such as machinery and parts to electrification and information technology, to establish an optimal supply chain for the entire Tender Offeror Group. Also, in order to realize a reduction in procurement and production costs in connection with the increase in parts production volume, the Tender Offeror Group believes it is an issue for the Three Target Companies to further strengthen the sales to automobile manufacturers other than the Tender Offeror.

(Note 6)	To have a standardized parts structure applicable to other car models upon development of new cars

(Note 7)	Common name for companies with large sales volumes supplying parts to major automobile manufacturers globally.

(Note 8)	Technology used for existing components

Furthermore, in the growing markets in Asia and other emerging countries, which are future growth markets for the mobility industry, the mobility industry expects to continue to see a solid demand for motorcycles, and automobile ownership is becoming widespread mainly among entry-level car owners. As such, competition will inevitably be aggravated due to the market and trade liberalization, increased presence of overseas automobile manufacturers, and the rise of local emerging manufacturers. To survive global competition in those growing markets, automobile manufacturers are required to swiftly cater to diversified market needs and offer highly cost-competitive products in a timely manner. Also, the recent global economy is exposed to growing uncertainties due to trade frictions between China and the United States, Britain’s exit from the EU, and other factors, which make it difficult to forecast market trends. In order to flexibly and swiftly respond to the diversified and complex market environment, the Tender Offeror Group recognizes the necessity to further reinforce its global supply chain by accelerating cooperation and coordination with regional bases and suppliers in each area of development, procurement, production, and sales.

Under these business conditions, the Tender Offeror has sought a cooperative business relationship with Hitachi Automotive Systems, a wholly-owned subsidiary of Hitachi that provides motors for electric vehicles to domestic and foreign automobile manufacturers, for which it promotes miniaturizing, weight saving, and higher output. More specifically, the Tender Offeror entered into a joint venture agreement with Hitachi Automotive Systems on March 24, 2017, and established Hitachi Automotive Electric Motor Systems, Ltd., whose business is development, manufacture, and sale of motors for electric vehicles, on July 3, 2017 as a joint venture. The Tender Offeror aims to establish systems that can respond to a globally expanding demand for motors for electric vehicles by each automobile manufacturer, by drawing together the technologies of Hitachi Automotive Systems and the Tender Offeror and proceeding with joint research and development of motors that are core parts for electric vehicles at the joint venture. In addition, while the Tender Offeror is currently engaged in joint research and development with the Three Target Companies and Hitachi Automotive Systems in next-generation technology areas, such as electrification technology and advanced safety systems, it sees the necessity to extend such joint development further in order for the Tender Offeror Group to acquire a dominant position before other companies in those areas where competitors are making large and speedy research and development investments. Particularly, the motorcycle business is also anticipated to require developing next-generation technologies such as electrification technology to realize electric vehicles such as hybrid cars and electric vehicles, and advanced safety technology to realize a driving safety support system and automated driving system. The Tender Offeror therefore expects to be able to acquire a dominant position before other companies and realize superior competitiveness as a motorcycle parts manufacturer if the Three Target Companies utilize, for motorcycle development, Hitachi Automotive Systems’ next-generation technologies, such as electrification technology and advanced safety systems for automobiles.

As the business environment evolves drastically, the Tender Offeror has come to believe that it is necessary to be able to supply high value-added and cost-competitive products to ensure sustainable growth and enhance the profitability of the Tender Offeror Group, including the Three Target Companies. This will be attained by: promptly establishing competitive technologies (a winning edge) that may be difficult for the Tender Offeror Group (including the Three Target Companies) to obtain alone in next-generation technology areas (such as electrification and automatic driving) by drawing together the technologies of the Tender Offeror, the Target Company (which possesses superior suspension and steering technology), Keihin (which possesses superior powertrain technology), Nissin (which possesses superior brake system technology), and Hitachi Automotive Systems (which possesses superior technology in each of powertrain, chassis, and safety systems), and by building a robust joint research and development structure; and creating an efficient development and production structure in conventional technology areas.

On the other hand, next-generation technology areas, such as electrification technology and advanced safety systems, are new areas that have not been fully addressed to date by the mobility industry and entail risks that are higher than in the conventional mobility business, such as those involved in the requirement of large-scale and timely investments and in uncertainties in future market trends and the technologies required. This may adversely affect the market stock prices of the Three Target Companies, depending on short-term performance fluctuations and evaluation by the stock market. Accordingly, in swiftly executing management initiatives that are likely required to boost the medium- to long-term competitiveness of the Tender Offeror Group, including the Target Company, the Tender Offeror decided that it would be in the interest of the minority shareholders of the Three Target Companies to provide their general shareholders with a reasonable opportunity to sell shares without exposing them to the risk of drastic change of share prices as a result of executing the management initiatives in the future.

Considering the above factors, the Tender Offeror appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and Nishimura & Asahi as a legal advisor independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and started initial consideration and discussions regarding the Integration, including the Tender Offer, with Hitachi Automotive Systems and Hitachi. Thereafter, based on the results of the considerations and discussions, the Tender Offeror concluded in late May 2019 that it would be the best option for the Tender Offeror Group to implement the Absorption-type Merger in which Hitachi Automotive Systems will be the surviving company, with the purpose of building a structure where management initiatives that are likely required to boost the medium- to long-term competitiveness of the Tender Offeror Group, including the Target Company, can be swiftly executed, after making the Three Target Companies, including the Target Company, wholly-owned subsidiaries of the Tender Offeror by obtaining all shares of common stock of the Three Target Companies (the “Three Target Company Shares”) (excluding, however, the Three Target Company Shares owned by the Tender Offeror and treasury shares owned by the Three Target Companies; hereinafter the same shall apply). On May 31, 2019, the Tender Offeror, Hitachi Automotive Systems and Hitachi made an initial proposal for the Integration (the “Proposal”) to the Target Company. The Proposal states that the Tender Offeror would acquire the Three Target Company Shares through procedures such as a tender offer and make the Three Target Companies its wholly-owned subsidiaries; thereafter, Hitachi Automotive Systems and the Three Target Companies would integrate through an absorption-type merger in which Hitachi Automotive Systems would be the surviving company, or through other methods, and as a result of the integration, the surviving company after Absorption-type Merger (the “Integrated Company”) would become a consolidated subsidiary of Hitachi that holds 66.6% of its voting rights and an equity-method affiliate of the Tender Offeror that holds 33.4% of its voting rights.

On the other hand, upon receipt of the Proposal from the Tender Offeror on May 31, 2019, the Target Company appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Target Company, Hitachi Automotive Systems, Hitachi, Keihin, and Nissin, and Nagashima Ohno & Tsunematsu as a legal advisor independent of the Tender Offeror, the Target Company, Hitachi Automotive Systems, Hitachi, Keihin and Nissin, in order to ensure the fairness of the purchase price in the Tender Offer (the “Tender Offer Price”) and other terms of the Transactions, including the Tender Offer. The Target Company also established a special committee on August 5, 2019, as an advisory body for its board of directors to consider the Proposal (for details of the special committee, please see “(III) Independent Special Committee Established, and the Independent Special Committee’s Written Report Obtained, by the Target Company” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer” below).

Then, the Tender Offeror, with the approval of the Target Company, conducted due diligence on the Target Company from the middle of July 2019 to early September 2019. The Tender Offeror and the Target Company continued discussions regarding, among other matters, the purpose of the Integration, including the Tender Offer, management structures and policies after the Integration, and various conditions of the Integration, with the aim of further enhancing their respective enterprise value. Furthermore, from early October 2019, the Tender Offeror held discussions and negotiations with the Target Company on several occasions regarding the Tender Offer Price. Thereafter, in late October 2019, the Tender Offeror made the final proposal regarding various conditions of the Tender Offer, including prices, to the Target Company and held discussions and negotiations with the Target Company.

Consequently, in late October 2019, the Tender Offeror and the Target Company agreed that conducting the Integration by making the Three Target Companies including the Target Company wholly-owned subsidiaries and then implementing the Absorption-type Merger in which Hitachi Automotive Systems would be the surviving company would be the best measure to allow the Tender Offeror Group to respond to changes in the business environment surrounding the Tender Offeror Group and contribute to enhancing the enterprise value of the whole Tender Offeror Group including the Target Company. Accordingly, as of October 30, 2019, the Tender Offeror determined to conduct the Tender Offer for the Target Company Shares as part of a series of transactions for the Integration based on the Basic Contract, on condition that the Conditions Precedent are satisfied.

As announced in the Other Press Releases by Two Target Companies, the Tender Offeror also discussed and negotiated the implementation of the Integration with Keihin and Nissin on several occasions; as a result, it has also determined at the board of directors meeting held on October 30, 2019 that as part of a series of transactions for the Integration, respective common stocks of Keihin and Nissin are to be obtained through tender offers. As stated in “(1) Overview of the Tender Offer” above, such tender offers are also scheduled to be conducted after satisfaction of certain conditions precedent such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities.

After that, although it took a reasonable time to complete all of the procedures and activities for the commencement of the Tender Offer based on domestic and foreign competition laws because there are many countries and regions in which such processes were required, there are six different companies that are related parties, and the competition authorities’ examinations required a long time in some of these countries due to the influence of the novel coronavirus (COVID-19), as of July 30, 2020, it became possible to anticipate the completion of all procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer; therefore, the Tender Offeror requested the Target Company commence preparations for the decision to commence the tender offer on August 18, 2020, subject to the completion of such procedures and activities by August 14, 2020. However, because the procedures and activities based on the competition law of Thailand were not completed as of August 14, 2020, the Tender Offeror notified the Target Company on the same date that it will not make a decision in relation to the commencement of the Tender Offer on August 18, 2020. After that, on August 26, 2020, all procedures and activities based on domestic and foreign competition laws, the completion of which had been required for the commencement of the Tender Offer, were completed; therefore, on August 27, 2020, the Tender Offeror told the Target Company that it wants to commence the Tender Offer on September 2, 2020, on the premise that other Conditions Precedent would be satisfied. According to the September 1 Press Release by the Target Company, in late July 2020, it was possible to anticipate that the procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer, will be completed in early to mid-August 2020; therefore, for the commencement of the Tender Offer, the Target Company asked the special committee established by the Target Company again to examine whether there are any changes in the opinion of the Written Report on October 30, 2019, and to state to the Target Company’s board of directors that there are no changes if there is no change, or to submit the opinions after the change if there are any changes, as stated in “(III) Independent Special Committee Established, and the Independent Special Committee’s Written Report Obtained, by the Target Company” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer.” At the 10th special committee meeting held on July 27, 2020, the special committee interviewed the Target Company concerning any events (including corporate actions) that occurred in the Target Company’s business on and after October 30, 2019, such as the spread of the novel coronavirus (COVID-19), and the influence of such events on the business performance of the Target Company and the Transaction, and reconsidered the matters above. As a result, the special committee confirmed that no factors have arisen that will change the decision of the special committee as of October 30, 2019, including (a) that even considering each circumstance that occurred after the announcement of the Transaction, including the spread of the novel coronavirus (COVID-19), there is no inconsistency with the information considered at the time of preparation of the Written Report on October 30, 2019, (b) regardless of the novel coronavirus (COVID-19) pandemic, there is no change in the product variation and potential ability of the Target Company, such as product development, production, and sales force, and that regarding the fact that at the time of preparation of the Written Report on October 30, 2019 the Transaction was considered to contribute to the enhancement of the Target Company’s corporate value, the Transaction has become more useful, and (c) no other circumstances have occurred since October 30, 2019 that would cause suspicion regarding the fairness of the procedures and the appropriateness of the conditions regarding the Transaction, and on August 31, 2020, submitted to the board of directors of the Target Company the Written Report on August 31, 2020, stating there were no changes to the opinions in the Written Report on October 30, 2019. Under these circumstances, recently, the Tender Offeror confirmed that the Conditions Precedent have been satisfied, and that the conditions to commence the Tender Offer have been fulfilled. Therefore, the Tender Offeror decided to commence the Tender Offer on September 1, 2020. With regard to this decision, the Target Company carefully discussed and examined the various conditions regarding the Tender Offer based on such opinions, etc., of the special committee and matters such as the business condition of the Target Company including the influence of the spread of the novel coronavirus (COVID-19), and changes in the environment surrounding the Transactions from and after the board of directors meeting held on October 30, 2019, and as a result decided that as of September 1, 2020, the early completion of reformation into an integrated-type systems supplier through the Integration will contribute to the enhancement of the Target Company’s corporate value, that the purpose of the Integration and the significance and necessity of achieving such purpose may increase but never decrease going forward, and that there are no factors that would change the decision of the Target Company as of October 30, 2019 regarding the Tender Offer. At the board of directors meeting held on September 1, 2020, it was resolved again to support the Tender Offer and to recommend that its shareholders tender Target Company Shares for the Tender Offer.

According to the Target Company Press Releases, both resolutions of the Target Company’s board of directors above were made on the precondition that following the Tender Offer and a series of subsequent procedures, the Target Company is scheduled to be a wholly-owned subsidiary of the Tender Offeror, and the Target Company Shares are scheduled to be delisted, and that the Integration is scheduled to be conducted through implementation of the Absorption-type Merger (as a result of the Absorption-type Merger, Hitachi Automotive Systems’ ratio of voting rights held will be 33.4% for the Tender Offeror and 66.6% for Hitachi) after the Tender Offeror making Keihin and Nissin its wholly-owned subsidiaries.

Specific synergy effects of the Integration that are expected to occur in the Tender Offeror Group including the Target Company are as stated below.

(i)	Streamlining development and production structure and enhancing development of the next-generation technology

The alliance between the Three Target Companies and Hitachi Automotive Systems will enable them to enhance their development structure in next-generation technology areas expected to see growing demands in the future, such as electrification technologies, advanced safety technologies, and vehicle control technologies. Simultaneously, it will also enable the Tender Offeror Group to obtain Hitachi Automotive Systems’ technologies in the system and IT field, which the Tender Offeror Group had to develop alone previously, and thereby to achieve selected and concentrated development investment. The Tender Offeror expects that this will realize the optimal allocation of business resources for the Tender Offeror Group as a whole. In addition, by accelerating complementation of each other’s technology areas and regional bases in development and production fields of the Integrated Company, the Integrated Company will be able to supply more high value-added and cost-competitive products and to establish a supply structure to swiftly and flexibly respond to changes in demands of automobile manufacturers including the Tender Offeror.

(ii)	Reducing procurement and production costs through increased component sales to automobile manufacturers other than the Tender Offeror

Based on the industry’s latest technologies in a wide range of areas from conventional technologies such as machine components to electrification and information technologies, the Integrated Company will be able to establish a comprehensive development structure with automobile manufacturers and, as one of the global mega suppliers, to expand its sales to automobile manufacturers other than the Tender Offeror. With the increase in component production resulting from the above, the Integrated Company will be able to reduce procurement and production costs through the scale effect and thus expects to realize excellent profitability and competitiveness based on the international competitive advantage.

(II)	Structure of the Integration

The structure of the Integration is as stated below.

(i)	Implementation of the Three Target Companies Tender Offer

Subject to the Conditions Precedent to the commencement that certain matters such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities, such as notifications or approvals for business combination to or by the respective countries’ competition authorities (for details, please see “(3) Material Agreements Regarding the Tender Offer” below and the Other Press Releases by Two Target Companies), are satisfied, the Tender Offeror planned to implement the Three Target Companies Tender Offer, respectively. Recently, those particular matters have been satisfied, and thus the Three Target Companies Tender Offer will be implemented from September 2, 2020.

(Note)	Percentage (%) in the above chart indicates the ratio of voting rights held by the relevant shareholders to voting rights held by all shareholders; the same shall apply in this section.

(ii)	Implementation of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries

If each of the Three Target Companies Tender Offer is successfully completed, and the Tender Offeror fails to acquire all of the common shares of the Three Target Companies for which the Three Target Companies Tender Offer is successfully completed, a series of procedures to make the Tender Offeror the only shareholder of the Three Target Companies will be implemented. For details of the Transaction to Make the Target Company a Wholly-Owned Subsidiary, please see “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below. For Keihin and Nissin, the Transaction to Make the Three Target Companies Wholly-Owned Subsidiaries, which is a series of procedures to make them wholly-owned subsidiaries of the Tender Offeror, will be also implemented through the same method as in the Transaction to Make the Target Company a Wholly-Owned Subsidiary.

(iii)	Implementation of the Absorption-type Merger

After the completion of the Three Target Companies Tender Offer stated in (i) above and the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries stated in (ii) above, the Absorption-type Merger between Hitachi Automotive Systems (a wholly-owned subsidiary of Hitachi) as the surviving company, and the Three Target Companies as the disappearing companies will be implemented. As stated in “(3) Material Agreements Regarding the Tender Offer” below, the Tender Offeror and Hitachi have agreed in the Basic Contract that in the Absorption-type Merger, common shares of the Integrated Company will be allotted to the Tender Offeror as the consideration for merger, in a merger ratio where the number of voting rights of the Integrated Company held by the Tender Offeror will account for 33.4% of the number of the voting rights held by all shareholders of the Integrated Company. If any of the tender offers targeting the Three Target Companies is not successfully completed, or if a substantial delay is expected in making any one or two companies among the Three Target Companies wholly-owned subsidiaries, Hitachi and the Tender Offeror are planning to conduct the Absorption-type Merger between Hitachi Automotive Systems and the company(ies) among the Three Target Companies that has successfully become wholly-owned subsidiary(ies) of the Tender Offeror. Furthermore, the ratio of the total share value of the Three Target Companies as of the effective time of the Absorption-type Merger to Hitachi Automotive Systems’ share value does not necessarily correspond to the above merger ratio. Given the above, sometime between completion of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries and the effective time of the Absorption-type Merger, in order to have the ratio of the total share value of the Three Target Companies to Hitachi Automotive Systems’ share value correspond to the above merger ratio, adjustment of the Three Target Companies’ share value by the Three Target Companies obtaining treasury shares will be implemented. The effective date of the Absorption-type Merger is scheduled to be during the period between (i) between January and February, 2021, if all of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries will be conducted by the Demand for Cash-Out stated in “(5) Policies Regarding Reorganization, among others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below, or (ii) between February and March, 2021, if any of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries will be conducted by the Share Consolidation stated in “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below.

(iv)	After completion of the Integration

After completion of the Integration, the ownership ratio of the voting rights in the Integrated Company held by the Tender Offeror will be 33.4% and the Integrated Company will become an equity-method affiliate of the Tender Offeror. The Tender Offeror considers the Integrated Company its important supplier even after the completion of the Integration and plans to continue the business transactional relationship.

(III)	Business Restructuring Associated with the Integration

According to Keihin, since its air conditioning business is different from businesses in the Integrated Company, this business will be transferred to a third party by the effective time of the Absorption-type Merger. According to the “Notice of Position Statement regarding the Commencement of the Tender Offer for the Company’s Shares by Honda Motor Co., Ltd., an Affiliate, for the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” announced on September 1, 2020 by Keihin, as announced by Keihin in the “Notice of Memorandum on Conclusion Concerning Cooperation in Air Conditioning Business” on March 24, 2020, Keihin concluded a memorandum of understanding regarding its air conditioning business in Japan, South East Asia, and North America (the “Business to Be Transferred”), and as announced by Keihin in the “Notice of Transfer of Equity Interests in Our Consolidated Subsidiary (Second-tier Subsidiary)” on June 4, 2020, Keihin agreed to transfer all of its equity interests, which account for approximately 55% of the total ownership, in Keihin-Grand Ocean Thermal Technology, a Chinese consolidated subsidiary (second-tier subsidiary) of Keihin Thermal Technology Corporation (“KTT”), a wholly-owned subsidiary of Keihin, to a third party. Among these, regarding the Business to Be Transferred, on August 4, 2020, Keihin received a legally non-binding proposal that the business value of the Business to Be Transferred was evaluated as being the memorandum value, subject to the following primary conditions: (i) the Tender Offeror shall conclude a certain agreement to support the Business to Be Transferred as a customer after completion of transfer of the Business to Be Transferred; (ii) the reorganization of the Business to Be Transferred shall be conducted at Keihin’s expense; (iii) Keihin shall contribute additional funds, amounting to approximately 6.2 billion yen (calculated at the time of the proposal), to KTT as a business operation fund; and (iv) various risks related to the Business to Be Transferred shall be borne by Keihin. Upon receiving this proposal, Keihin intends to continue discussions with the Tender Offeror toward the conclusion of a definitive agreement.

According to the Target Company, since its car dealer business operated through its wholly-owned subsidiary Honda Cars SAITAMAKITA Co. Ltd. (“Honda Cars SAITAMAKITA”) is different from businesses in the Integrated Company, it planned to transfer Honda Cars SAITAMAKITA’s shares to a third party before the effective date of the Absorption-type Merger; and on March 25, 2020, the Target Company executed a share purchase agreement with TS TECH Co., Ltd. regarding such share transfer, and completed the share transfer on May 15, 2020. For details, please see the “Notice Regarding Transfer of Consolidated Subsidiary (Share Transfer)” announced by the Target Company on March 25, 2020 and the September 1 Press Release of the Target Company.

When determining the Tender Offer Price, the Tender Offeror took into consideration that the transfer of Honda Cars SAITAMAKITA’s shares would cause the Target Company to cease its car dealer business and that cash would be paid in as consideration for the share transfer.

In addition, as announced by Nissin in the “Notice Regarding Dissolution and Share Acquisition of Joint Venture (Equity-Method Affiliates) (Making Them Subsidiaries)” dated October 30, 2019 and the “Notice Regarding Date of Execution of Share Purchase of Joint Venture Companies” dated January 31, 2020, the Tender Offeror and Nissin have entered into a share purchase agreement dated October 30, 2019 with Veoneer AB (a wholly-owned subsidiary of Veoneer, Inc. (formerly the joint venture partner of Nissin; “Veoneer”)) where the Tender Offeror and Nissin will jointly acquire all shares of Veoneer Nissin Brake Systems Japan Co., Ltd. (trade name changed to “Nissin Brake Systems Co., Ltd.” on February 3, 2020; “NBSJ”) and Veoneer Nissin Brake Systems (Zhongshan) Co., Ltd. (trade name changed to “Nissin Brake Systems Zhongshan Co., Ltd.” on February 3, 2020; “NBSZ”) held by Veoneer AB, but the Tender Offeror and Nissin jointly acquired all shares of NBSJ and NBSZ held by Veoneer AB on February 3, 2020. In response to strict environmental regulations on exhaust gas and fuel efficiency in recent years and increasing demands for electric vehicles and hybrid cars that can operate over long distances, the market size of regenerative brakes, which is the primary product of NBSJ and NBSZ, is expected to continue to expand in the future. After the Tender Offeror and Nissin performed repeated, careful examinations from the perspective of enhancing the enterprise value of the Tender Offeror Group as a whole, including Nissin, they determined that it is appropriate for them to jointly acquire all shares of NBSJ and NBSZ.

(IV)	Management Policies after the Tender Offer

As stated in “(II) Structure of the Integration” above, after the Target Company becomes a wholly-owned subsidiary of the Tender Offeror through the Transaction to Make the Target Company a Wholly-Owned Subsidiary, the Absorption-type Merger between Hitachi Automotive Systems as the surviving company and the Three Target Companies as the disappearing companies will be implemented. After completion of the Integration including the above series of transactions, while respecting the Three Target Companies’ corporate cultures, the Tender Offeror will proceed with the unification with Hitachi Automotive Systems and realize sustainable growth and maximization of the enterprise value of the Tender Offeror Group as a whole.

The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems and Hitachi (collectively, “All Parties”) have discussed the details of specific management policies for the Integrated Company after the Integration, aiming to establish a structure maximizing the synergy effect as the Tender Offeror Group through the Integration. Until today, All Parties have considered, through the integration preparation committee and other considerations and discussions regarding the Integration, the Integrated Company’s company policies, officer structure, and organizational form, in relation to specific matters regarding the operation of the Integrated Company, from the viewpoint of maximizing the Integrated Company’s corporate value.

(V)	Process of and Reasons for Decision-Making by the Target Company

According to the Target Company Press Releases, the Target Company received the Proposal from the Tender Offeror on May 31, 2019 and appointed SMBC Nikko Securities as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and Nagashima Ohno & Tsunematsu as a legal advisor independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi in order to ensure the fairness of the Tender Offer Price and the Transactions including the Tender Offer.

The Target Company also established a special committee on August 5, 2019, as an advisory body to the Target Company’s board of directors to consider the Proposal, in order to ensure the fairness of the Transactions, as the Transactions may involve conflicts of interest between the Tender Offeror and the Target Company’s minority shareholders.

As a result, the Target Company carefully discussed and examined the terms of the Transactions from the perspective of enhancing its enterprise value, taking into account the legal advice of Nagashima Ohno & Tsunematsu, and the share valuation report obtained from SMBC Nikko Securities (the “Target Company Share Valuation Report”), and by respecting to the maximum extent the content of the Written Report on October 30, 2019.

The automobile industry is undergoing accelerated technology innovations in a new area dubbed “CASE” (connected (Note 1), automated driving, shared (Note2) and electric), and the Target Company’s business environment is subject to quick and drastic changes, including stricter environmental and safety regulations imposed by a number of countries.

(Note 1)	To connect automobiles’ onboard systems to external communication devices and communication infrastructure via electric signals

(Note 2)	To “share/use” automobiles via rental services or other methods, not to “own” them

However, among the basic elements of all motorcycles and automobiles, i.e., “driving, turning, and halting,” the Target Company has been providing products involved in “driving” and “turning.” For example, in motorcycle shock absorbers, the Target Company applies its technologies it has accumulated in the world’s most prominent road races and motocross races to its mass-produced products, and has incorporated those unique technologies into its product lineup. The Target Company has the top-level share in the world by supplying those products to key domestic and overseas motorcycle manufacturers. In automobile shock absorbers, the Target Company also produces conventional dumpers with upgraded basic performance and electronically-controlled dumpers incorporating its own technologies, and has succeeded in balancing a high level of stable drivability and ride quality. Furthermore, the Target Company carries a product lineup in electric power steering that caters to electrification and the diversified needs of the market. By realizing high responsiveness and linearity, the Target Company also provides drivers with a smooth steering feel.

Looking at the Target Company’s business environment, in the “CASE” era, where automated driving has been developed, automobiles are expected to have interior space that can be utilized for multiple purposes, which will increase the level of demand for further quietness and smoother ride quality while driving. Furthermore, as environmental regulations become stricter and the need for lower fuel consumption increases, there will be continuing demand for automobiles’ enhanced environmental performance in the future. With an eye to the “CASE” era, and backed by its element technologies for “driving” and “turning,” the Target Company seeks to continually generate added value and differentiate itself from competitors by pursuing performance concerning “driving” and “turning” that realizes a quiet, smooth ride quality that is indispensable for multi-purpose use of automobiles’ interior space (such as developing inter-coordinated control of the suspension and steering systems), and improving environmental performance by reducing the weight of parts.

However, in order to aptly and promptly respond to the global customer needs in the “CASE” era when a higher and more complex coordinated control of all automobile parts is required, the Target Company recognizes the need to shift itself to become an integrated systems supplier capable of offering global customers a system integrating “driving” and “turning” functions by combining its element technologies and advanced control technologies, and not by being a supplier that only provides individual parts or technologies. This will include accelerating technology and product development that generate added value and expanding its business and technology areas.

With its understanding of these circumstances, the Target Company expects to be able to grow continuously by promptly becoming a competitive integrated systems supplier capable of providing customers with a wide variety of systems ranging from conventional technologies for “driving” and “turning” to advanced systems compatible with the “CASE” era such as automated driving, in order to respond to the exponentially-changing business environment. This will be attained through the Integration, by combining the Target Company’s strength in element technologies and advanced technologies for “driving” and “turning” with Hitachi Automotive Systems’ strengths in mechatronics control technologies (Note 3).

Specifically, Hitachi Automotive Systems provides automobile manufacturers with conventional products (such as engine and chassis systems), as well as electronics products including electrification and automated driving products. In terms of electrification and automated driving products, Hitachi Automotive Systems’ portfolio includes inverters for HEVs (Note 4), PHEVs (Note 5) and EVs (Note 6), and motors that are created through collaboration with the Tender Offeror. With regard to automated driving systems and products, Hitachi Automotive Systems engages in research and development of cameras and mili-wave radars (Note 7), as well as ADAS control units (Note 8) and automated driving control units. The Target Company understands that these electrification and advanced safety technologies are indispensable for responding to the “CASE” era, but at the same time, that speed of development is a big problem in pursuing research and development alone.

(Note 3)	Technologies to control machines’ operations through electronic technology by utilizing the technologies of mechanical engineering and electronics

(Note 4)	Automobiles with an internal combustion engine and electric motor as the power source

(Note 5)	HEV that can be charged with electricity from a power supply by using a plug

(Note 6)	Automobiles with an electric motor as the only power source

(Note 7)	A type of long-range radar that detects obstacles at long range during vehicle travelling

(Note 8)	Products made by integrating multiple driving support systems including adaptive cruise control and collision damage mitigation brake system into a single controller

The Target Company expects that it will be able to provide global customers with more advanced systems for “driving” and “turning” compatible with the “CASE” era, which will enhance the value of its business. To this end, the Integration will provide the Target Company with Hitachi Automotive Systems’ technologies in the systems and IT areas, and will also enable the companies to combine Hitachi Automotive Systems’ electrification technologies (such as motors) and advanced safety technologies (including control units) with the Target Company’s element technologies and inter-coordinated control technologies (such as suspension and steering systems).

Because the Tender Offeror contemplates conducting tender offers for Keihin and Nissin, apart from the Tender Offer, the Target Company is also confident that there is a greater possibility of achieving the above purpose through the Integration, by combining its technologies with Hitachi Automotive Systems’, along with Keihin’s strength in engine management technologies and Nissin’s strength in aluminum casting and processing technologies, and brake technologies. Given the above, the Target Company has concluded that it will enhance the value of its business through the Integration with Hitachi Automotive Systems, Keihin, and Nissin, and by promptly shifting itself to become an integrated systems supplier which is able to offer integrated control systems with a higher added value.

Furthermore, in terms of the Tender Offer Price among other terms and conditions regarding the Transactions, the Target Company has received a final proposal from the Tender Offeror that the Tender Offer Price will be 2,300 yen per Target Company Share. In consideration of the following, among others, it was determined that the Tender Offer Price and other terms and conditions regarding the Tender Offer are appropriate, and that the Tender Offer provides an opportunity for sale of the Target Company’s stock to the Target Company’s shareholders at a price with a reasonable premium and under reasonable terms and conditions: (i) the Tender Offer Price is a price agreed on after taking measures to ensure the fairness of the Tender Offer as stated in “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer” below, deliberations at the special committee and advice from each of the advisors, and repeated earnest negotiations with the Tender Offeror; (ii) in the Target Company’s valuation report regarding the Target Company’s stock by SMBC Nikko Securities as stated in “(II) Valuation Report Obtained by the Target Company from and Independent Third-Party Valuation Organization” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer” below, the Tender Offer Price is above the range of valuation results of the market share price analysis and the comparable company analysis, and it is within the valuation range of the discounted cash flow analysis (the “DCF Analysis”); (iii) the Tender Offer Price represents the following premiums: 27.35% (rounded off to two decimal places; the same method was applied to the calculation of premiums (%) in this paragraph) on the closing price of the Target Company’s stock of 1,806 Japanese yen on the TSE 1st Section as of October 29, 2019, which is the business day immediately preceding the date of announcement of the Tender Offer; 39.31% on the simple average of the closing price of 1,651 Japanese yen for the past one-month period (from September 30, 2019 to October 29, 2019) (rounded off to the nearest whole number; the same method was applied to the calculation of simple average of the closing price below); 55.62% on the simple average of the closing price of 1,478 Japanese yen for the past three-month period (from July 30, 2019 to October 29, 2019); and 58.08% on the simple average of the closing price of 1,455 Japanese yen for the past six-month period (from May 7, 2019 to October 29, 2019); (iv) Written Report on October 30, 2019, as stated in “(III) Independent Special Committee Established, and a Written report Obtained, by the Target Company” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer,” states that “(a) the Transactions will contribute to the enhancement of the enterprise value of the Target Company, and are reasonable, (b) a. the Tender Offer Price and other conditions of the Tender Offer as a part of the Transactions are appropriate, and b. the Transactions including the Tender Offer are not disadvantageous to minority shareholders of the Target Company because the procedures such as negotiation process leading to the Transactions are fair”; and (v) business environment surrounding the Target Company and prospects of future business results, etc.

Accordingly, the Target Company’s board of directors passed a resolution at its meeting held on October 30, 2019 to adopt a policy for the Target Company to accept the final proposal made by the Tender Offeror, and to express its current opinion as of October 30, 2019 that it would support the Tender Offer, and that it would recommend that the shareholders of the Target Company tender the Target Company Shares for the Tender Offer if it were commenced.

Subsequently, as of July 30, 2020, it was possible to anticipate the completion of all procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer; therefore, the Tender Offeror requested that the Target Company commence preparations for the decision to commence the tender offer on August 18, 2020, subject to the completion of such procedures and activities by August 14, 2020. However, because the procedures and activities based on the competition law of Thailand were not completed as of August 14, 2020, the Tender Offeror notified the Target Company on the same date that it will not make a decision in relation to the commencement of the Tender Offer on August 18, 2020. After that, on August 26, 2020, all procedures and activities based on domestic and foreign competition laws, the completion of which had been required for the commencement of the Tender Offer, were completed; therefore, on August 27, 2020, the Tender Offeror told the Target Company that it wants to commence the Tender Offer on September 2, 2020, on the premise that other Conditions Precedent would be satisfied. According to the September 1 Press Release by the Target Company, in late July 2020, it was possible to anticipate that the procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer, will be completed in early to mid-August 2020; therefore, for at the commencement of the Tender Offer, the Target Company asked the special committee established by the Target Company again to examine whether there are any changes in the opinion of the Written Report on October 30, 2019, and to state to the Target Company’s board of directors that there are no changes if there is no change, or to submit the opinions after the change if there are any changes as stated in “(III) Independent Special Committee Established, and the Independent Special Committee’s Written Report Obtained, by the Target Company” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer.” At the 10th special committee meeting held on July 27, 2020, the special committee interviewed the Target Company concerning any events (including corporate actions) that occurred in the Target Company’s business on and after October 30, 2019, such as the spread of the novel coronavirus (COVID-19), and the influence of such events on the business performance of the Target Company and the Transaction, and reconsidered the matters above. As a result, the special committee confirmed that no factors have arisen that will change the decision of the special committee as of October 30, 2019, including (a) that even considering each circumstance that occurred after the announcement of the Transaction, including the spread of the novel coronavirus (COVID-19), there is no inconsistency with the information considered at the time of preparation of the Written Report on October 30, 2019, (b) regardless of the novel coronavirus (COVID-19) pandemic, there is no change in the product variation and potential ability of the Target Company, such as product development, production, and sales force, and that regarding the fact that at the time of preparation of the Written Report on October 30, 2019 the Transaction was considered to contribute to the enhancement of the Target Company’s corporate value, the Transaction has become more useful, and (c) no other circumstances have occurred since October 30, 2019 that would cause suspicion regarding the fairness of the procedures and the appropriateness of the conditions regarding the Transaction, and on August 31, 2020, submitted to the board of directors of the Target Company the Written Report on August 31, 2020, stating there were no changes to the opinions in the Written Report on October 30, 2019.

Under these circumstances, recently, the Tender Offeror confirmed that the Conditions Precedent have been satisfied, and that the conditions to commence the Tender Offer have been fulfilled. Therefore, the Tender Offeror decided to commence the Tender Offer on September 1, 2020.

With regard to this decision, the Target Company carefully discussed and examined the various conditions regarding the Tender Offer based on such opinions, etc., of the special committee and matters such as the business condition of the Target Company including the influence of the spread of the novel coronavirus (COVID-19), and changes in the environment surrounding the Transactions from and after the board of directors meeting held on October 30, 2019, and as a result decided that as of September 1, 2020, the early completion of reformation into an integrated-type systems supplier through the Integration will contribute to the enhancement of the Target Company’s corporate value, that the purpose of the Integration and the significance and necessity of achieving such purpose may increase but never decrease going forward, and that there are no factors as of October 30, 2019 that would change the decision of the Target Company regarding the Tender Offer. At the board of directors meeting held on September 1, 2020, it was resolved again to support the Tender Offer and to recommend that its shareholders tender Target Company Shares for the Tender Offer.

Both resolutions of the Target Company’s board of directors above were made by the method set forth in “(V) Approval of All Directors of the Target Company” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer” below.

(3)	Material Agreements Regarding the Tender Offer

The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi have concluded the Basic Contract as of the Basic Contract Conclusion Date, as outlined below (please note that the Basic Contract was amended by the Agreement on the Amendment of the Basic Contract Regarding Business Integration, dated June 1, 2020, and the Agreement (2) on the Amendment of the Basic Contract Regarding Business Integration, dated August 13, 2020. These Amendment Agreements amend a part of the prior acceptance matters regarding the business of the Three Target Companies and Hitachi Automotive Systems, and the restructuring of Keihin’s air conditioning business; however, the matters stated in (I) to (IV) below are not changed).

(I)	The Tender Offer Conducted by the Tender Offeror

The Tender Offeror shall conduct the Tender Offer, on condition that all conditions set forth in the following items have been satisfied:

(a)

The Target Company has resolved to support the Tender Offer and to recommend to its shareholders to tender in the Tender Offer, has published the resolution, and has not changed the resolution or passed a contradictory resolution by its board of directors during the period from the Basic Contract Conclusion Date to the Tender Offer Commencement Determination Date;

(b)	The Target Company has obtained a third party’s opinion (Note 1) that a tender offer for its shares is not disadvantageous to its minority shareholders, and the opinion has been upheld;

(Note 1)	A third party’s opinion means an opinion of the special committee established by the Target Company; hereinafter the same shall apply.

(c)	The Target Company’s representations and warranties pursuant to the Basic Contract are true and correct in material respects;

(d)	All obligations due to be performed or complied with by Hitachi, Hitachi Automotive Systems and the Target Company under the Basic Contract have been performed or complied with in material respects;

(e)	An agreement for the transfer of all Honda Cars SAITAMAKITA shares by the Target Company has been concluded and published;

(f)

The Japan Fair Trade Commission has issued a notice regarding the Transactions that it will not issue a notice under Article 50, paragraph (1) of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947, as amended; the “Anti-monopoly Act”);

(g)

Notification to any foreign competition law authority has been completed, or the waiting period after the notification has matured or terminated early; or an approval has been obtained from, and other procedures have been completed with, any foreign competition law authority, as required for the Transactions under any competition law of a non-Japanese jurisdiction agreed to between All Parties;

(h)	There are no laws or regulations, or decisions by any competent authority, that limit or prohibit any of the Transactions;

(i)

No cause or event has occurred that has a material adverse effect on the Target Company’s or Hitachi Automotive Systems’ business, assets, liabilities, financial status, business performance, cash flow or future profit plan on a consolidated basis; and no other event has occurred to any company in the Target Company Group or any of Hitachi Automotive Systems and its subsidiaries and affiliates (collectively with Hitachi Automotive Systems, the “Hitachi Automotive Systems Group”) that materially affects the decision to conduct the Tender Offer;

(j)	There has been no impact of any natural disaster or other cause not attributable to the Tender Offeror where it is impossible to commence the Tender Offer in light of socially accepted norms;

(k)	There are no material non-public information related to the Target Company or any of its subsidiaries;

(l)

The Target Company has submitted to the Tender Offeror a letter of confirmation of material information (a letter that represents and warrants that there is no material non-public information or facts related to the Target Company or any of its subsidiaries as of the Tender Offer Commencement Determination Date);

(m)	The conditions to the Tender Offeror commencing tender offers against Keihin and Nissin are reasonably anticipated to be satisfied or waived;

(n)	The “Basic Agreement for Subsidiaries’ Management Integration” dated October 30, 2019, concluded between Hitachi and the Tender Offeror is continuing in effect; and

(o)

Hitachi has not issued a notice to the Tender Offeror requesting not to commence the Tender Offer, or the conditions contained in such notice, if made, by Hitachi to the Tender Offeror have been satisfied or waived.

(II)	The Target Company’s Support for the Tender Offer

The Target Company shall resolve that it will support the Tender Offer and will recommend to its shareholders to tender in the Tender Offer, on condition that all conditions set forth in the following items have been satisfied, except where it is reasonably determined that passing these resolutions violates the Target Company’s directors’ duty of due care of a prudent manager:

(a)	The Target Company has obtained a third party’s opinion that the Tender Offer is not disadvantageous to its minority shareholders, and the opinion has been upheld;

(b)	The key terms of the Tender Offer are in line with the terms and conditions agreed pursuant to the Basic Contract;

(c)	Tender offers by the Tender Offeror against Keihin and Nissin are reasonably anticipated to be commenced;

(d)	Hitachi’s, Hitachi Automotive Systems’ and the Tender Offeror’s representations and warranties pursuant to the Basic Contract are true and correct in material respects;

(e)	All obligations due to be performed or complied with by Hitachi, Hitachi Automotive Systems and the Tender Offeror under the Basic Contract have been performed or complied with in material respects;

(f)	The Japan Fair Trade Commission has issued a notice regarding the Transactions that it will not issue a notice under Article 50, paragraph (1) of the Anti-monopoly Act;

(g)

By the Tender Offer Commencement Determination Date, notification to any foreign competition law authority has been completed, or the waiting period after the notification has matured or terminated early; or an approval has been obtained from, and other procedures have been completed with, any foreign competition law authority, as required for the Transactions under any competition law of a non-Japanese jurisdiction agreed to between All Parties;

(h)	There are no laws or regulations, or decisions by any competent authority, that limit or prohibit the Tender Offer; and

(i)

No cause or event has occurred that has a material adverse effect on Hitachi Automotive Systems’ business, assets, liabilities, financial status, business performance, cash flow or future profit plan on a consolidated basis; and no other event has occurred to any of Hitachi Automotive Systems Group that materially affects the Target Company’s decision to pass a resolution to support the Tender Offer and to recommend to its shareholders to tender in the Tender Offer.

(III)	Making the Target Company a Wholly-Owned Subsidiary

When the Tender Offer is completed, if the Tender Offeror has not succeeded in acquiring all the shares of the Target Company through the Tender Offer, then the Tender Offeror will take measures necessary to make the Target Company its wholly-owned subsidiary by means of demand for cash-out or share consolidation.

(IV)	Absorption-type Merger

Promptly after the Tender Offeror makes the Target Company, Keihin, and Nissin its wholly-owned subsidiaries, Hitachi shall cause Hitachi Automotive Systems, and the Tender Offeror shall cause the Target Company, Keihin, and Nissin, to implement a series of absorption-type merger in which Hitachi Automotive Systems will be the ultimate surviving company, and the Target Company, Keihin, and Nissin will be the ultimate disappearing companies.

If any of the tender offers targeting the Target Company, Keihin, or Nissin is not successfully completed, or if a substantial delay is expected in making any one or two companies among the Target Company, Keihin, and Nissin the Tender Offeror’s wholly-owned subsidiaries, then Hitachi and the Tender Offeror shall implement the Absorption-type Merger between Hitachi Automotive Systems and the company(ies) from among the Target Company, Keihin, and Nissin that has successfully become wholly-owned subsidiary(ies) of the Tender Offeror. Conditions of the absorption-type merger between Hitachi Automotive Systems and such wholly-owned subsidiary(ies) shall be determined upon good-faith consultation based on the enterprise values of Hitachi Automotive Systems, the Target Company, Keihin, and Nissin agreed upon between Hitachi and the Tender Offeror.

(4)	Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer

Given that the Target Company is not a subsidiary of the Tender Offeror as of today, the Tender Offer does not constitute a tender offer by a controlling shareholder. However, the Tender Offeror is the Target Company’s largest shareholder among its major shareholders, and is its other associated company, and owns 25,447,856 shares (ownership ratio: 33.50%) of the Target Company Shares as of today. The Tender Offeror aims to make the Target Company its wholly-owned subsidiary. By considering the above and other relevant factors, the Tender Offeror and the Target Company have taken the measures described below to ensure the fairness of the Tender Offer Price, eliminate any arbitrariness in the decision-making process to decide to implement the Tender Offer, and avoid any conflicts of interest.

Even though the Tender Offeror has not had the successful completion of the Tender Offer conditioned on the tender by the so-called “majority of the minority” in the Tender Offer, the Tender Offeror believes that the interests of the Target Company’s minority shareholders have been sufficiently considered by taking the measures (I) to (VI) below.

(I)	Valuation Report Obtained by the Tender Offeror from an Independent Third-Party Valuation Organization

With the aim of ensuring the fairness of the Tender Offer Price, the Tender Offeror asked a financial advisor, Nomura Securities, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in determining the Tender Offer Price. Nomura Securities is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

Based on the determination that it is appropriate to evaluate the Target Company Shares multilaterally after reviewing the calculation method to be adopted in calculating the value of the Target Company Shares amongst multiple share valuation methods, and on the assumption that the Target Company will continue its operations, Nomura Securities calculated the value of the Target Company Shares using the following methods: the market share price analysis (because the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies comparable to the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the calculation). On October 29, 2019, the Tender Offeror obtained a report on valuation of the shares (the “Valuation Report”) from Nomura Securities. The Tender Offeror has not obtained any evaluation regarding the fairness of the Tender Offer Price (i.e., a fairness opinion).

For an overview of the Valuation Report obtained by the Tender Offeror from Nomura Securities, please see “(I) Basis for the Calculation” and “(II) Background of the Calculation” of “(4) Basis for the Calculation of the Purchase Price” of “2. Overview of the Purchase” below.

(II)	Valuation Report Obtained by the Target Company from an Independent Third-Party Valuation Organization

(i)	Name of the valuation organization, and its relationship with the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi

According to the Target Company Press Releases, the Target Company asked a financial advisor, SMBC Nikko Securities, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Target Company, Hitachi Automotive Systems, Hitachi, Keihin, and Nissin in expressing its opinion to the Tender Offer. The Target Company obtained the Target Company Share Valuation Report on October 30, 2019. SMBC Nikko Securities is neither a related party of the Tender Offeror, the Target Company, Hitachi Automotive Systems, Hitachi, Keihin, or Nisshin, nor does it have a material interest in the Transactions. The Target Company has not obtained any written opinion regarding the fairness of the Tender Offer Price (i.e., a fairness opinion) from SMBC Nikko Securities.

(ii)	Overview of calculation

SMBC Nikko Securities calculated the value of the Target Company Shares using the following methods: the market share price analysis (because there are market share prices as the Target Company Shares are listed on the TSE 1st Section); the comparable listed company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies that engage in businesses relatively similar to those of the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the valuation).

The per-share value of the Target Company Shares calculated by SMBC Nikko Securities, based on the methods above, are as follows:

Market share price analysis:	1,455 Japanese yen to 1,651 Japanese yen
Comparable listed company analysis:	1,596 Japanese yen to 1,862 Japanese yen
DCF Analysis:	1,889 Japanese yen to 4,045 Japanese yen

Under the market share price analysis, where October 29, 2019, which is the business day immediately preceding the date of the announcement of the scheduled commencement of the Tender Offer, was the reference date, the per-share value of the Target Company Shares was calculated to range from 1,455 Japanese yen to 1,651 Japanese yen, based on the following prices of Target Company Shares on the TSE 1st Section: the simple average of the closing price for the one month immediately preceding the reference date (1,651 Japanese yen) (any fraction is rounded off to the nearest Japanese yen; hereinafter, the same shall apply to the calculation of the simple average of closing prices in this paragraph); the simple average of the closing price for the three months immediately preceding the reference date (1,478 Japanese yen); and the simple average of the closing price for the six months immediately preceding the reference date (1,455 Japanese yen).

Under the comparable listed company analysis, the value of the Target Company Shares was calculated through comparison with the market share price and financial indicators indicating, among other factors, profitability of listed companies that engage in businesses relatively similar to those of the Target Company. As a result, the per-share value of the Target Company Shares was calculated to range from 1,596 Japanese yen to 1,862 Japanese yen.

Under the DCF Analysis, the Target Company’s enterprise value and share value were calculated by discounting the free cash flow that is expected to be generated by the Target Company in and after the second quarter of the fiscal year ending in March 2020 at a certain discount rate to the present value, based on various factors, such as the Target Company’s business plan for five fiscal years from the fiscal year ending in March 2020 through the fiscal year ending in March 2024, as well as publicly available information. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 1,889 Japanese yen to 4,045 Japanese yen.

In the Target Company’s business plan used by SMBC Nikko Securities for the valuation using the DCF Analysis, there are no fiscal years in which significant increases or decreases in profits are expected, compared to the preceding fiscal year. The synergistic effects expected to be achieved by implementing the Integration have not been factored into the financial forecasts because it is difficult to estimate such effects in specific numbers as of October 29, 2019.

(III)	Independent Special Committee Established, and the Independent Special Committee’s Written Report Obtained, by the Target Company

According to the Target Company Press Releases, the Target Company decided to establish a special committee comprised mainly of three outside directors / audit and supervisory committee members of the Target Company at the Target Company nominating committee’s meeting held on July 23, 2019 and the Target Company’s board of directors meeting held on July 24, 2019. This decision was made after having considered the Target Company’s examination process to eliminate any arbitrariness in the decision-making regarding the Transactions and to ensure the fairness, transparency and objectivity of the decision-making by the Target Company. After discussions were held among the three outside directors above, the following decisions were ultimately made by board of directors’ resolution dated August 5, 2019: that a special committee comprised of four members, namely, Mr. Tsuneo Mizusawa (outside director, audit and supervisory committee member, and independent officer of the Target Company), Mr. Hikoyuki Miwa (outside director, audit and supervisory committee member, and independent officer of the Target Company), Mr. Shinya Takada (outside director, audit and supervisory committee member, and independent officer of the Target Company), and Mr. Hidetaka Nishina (attorney-at-law, Nakamura, Tsunoda & Matsumoto), none of whom has interests in the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, or Hitachi would be established; and that the following matters (the “Matters of Inquiry”) would be submitted to the special committee for consideration: (I) whether the Transactions enhance the enterprise value of the Target Company and are thus appropriate; and (II) whether the Transactions, including the Tender Offer, are not disadvantageous to the Target Company’s minority shareholders in light of examination into (i) the appropriateness of the Tender Offer Price and other conditions of the Tender Offer as a part of the Transactions; and (ii) the fairness of procedures, including the negotiation process, leading to the Transactions.

The special committee met 9 times in total between August 6, 2019 and October 30, 2019 to discuss and consider the Matters of Inquiry. For the purpose of discussions and the consideration of those matters at the special committee meetings, information regarding the Transactions was gathered through the following means: (A) a series of materials regarding the negotiations between the Tender Offeror and the Target Company concerning the implementation of the Transactions and the Tender Offer Price, and other materials distributed at the special committee, were reviewed, and the status of negotiations between the Tender Offeror and the Target Company was reported; (B) (i) the special committee conducted an interview with the Target Company regarding the Target Company’s current recognition about its business and the impact of the Transactions on the Target Company, and a question-and-answer session was conducted therefor; (ii) the special committee also conducted an interview with the Tender Offeror regarding the Tender Offeror’s current recognition about the Target Company’s business and the impact of the Transactions on the Tender Offeror and the Target Company, and a question-and-answer session was conducted therefor; (iii) the special committee sent to Hitachi Automotive Systems and Hitachi (collectively, “Hitachi, etc.”) a written questionnaire containing the same questions asked of the Tender Offeror, and confirmed the answers received from Hitachi, etc.; (iv) the special committee conducted a question-and-answer session with SMBC Nikko Securities after they explained their calculation methods and evaluation process of the share value of the Target Company and consideration process regarding the calculation of the share value; (v) the special committee heard from Nagashima Ohno & Tsunematsu an explanation of the procedures of the Transactions, negotiation status of a basic contract regarding the business integration, and the details thereof.

After discussions and consideration over the Matters of Inquiry based on the above, on October 30, 2019, the special committee, as unanimous opinion by all special committee members, reported to the board of directors of the Target Company that “the Transactions, including the Tender Offer, is not disadvantageous to the interests of minority shareholders of the Target Company, because (I) the Transactions enhance the enterprise value of the Target Company and are thus appropriate; and (II) (i) the Tender Offer Price and other conditions on the assumption of the implementation of the Transactions is appropriate, and (ii) the procedures, including the negotiation process, leading to the Transactions are fair”. The special committee provided the board of directors of the Target Company with the Written Report on October 30, 2019.

According to the Written Report on October 30, 2019 received from the special committee, the special committee took the purports of “Fair M&A Guidelines— Enhancing Corporate Value and Securing Shareholders’ Interests —” prepared by the Ministry of Economy, Trade and Industry dated June 28, 2019 into consideration, and provided the report above after deliberate considerations for the following reasons:

a.	Enhancement of the enterprise value (Matters of Inquiry (I))

The Transactions will contribute to the future enhancement of the enterprise value of the Target Company, and is reasonable for the following reasons: (a) the following advantages are expected to be brought by the Transactions: enhancement of the ability to make proposals due to an increase in product line up, the enhancement of the development capabilities in the conventional technology area, fulfilling development systems in the advanced areas, realization of product development in the automatic driving area, expansion of sales channels to automobile manufacturers other than the Tender Offeror, supplying products for mobility other than automobiles and motorcycles, and enhancement of purchasing power by taking advantage of scale merit. The Transactions are expected to generate synergies, and will contribute to enhancement of the enterprise value of the Target Company by contributing to overcoming challenges with which the Target Company should deal; (b) the reasons for the implementation of the Transactions are not unreasonable, and there is neither contradiction nor significant misunderstanding among the explanations by the Target Company, those by the Tender Offeror, and those by Hitachi, etc.; (c) the Transactions are more efficient than other means from the perspective of enhancement of the enterprise value of the Target Company; (d) there are no significant disadvantages to be brought by the Transactions.

b.	Ensuring interests of general shareholders through fair procedures (Matters of Inquiry (II)(ii))

The interests of the general shareholders of the Target Company are sufficiently considered through fair procedures in the Transactions, for the following reasons: (a) in order to eliminate arbitrariness in decision-making regarding the Transactions, and to ensure the fairness, transparency, and objectivity of the procedures for decision-making by the Target Company, the special committee was established as an advisory body of the board of directors meeting before the terms and conditions of the Transactions were determined by the Tender Offeror and the Target Company, and the operations of the special committee effectively worked as measures to ensure fairness; (b) resolutions will be unanimously made by eight directors who do not have any conflicts of interest (including four audit and supervisory committee members) at the board of directors meeting of the Target Company; (c) the Tender Offeror has obtained advice from lawyers of Nagashima Ohno & Tsunematsu, appointed as a legal advisor, which is independent from the relevant parties of the Transactions, and a share valuation report of the Target Company Shares from SMBC Nikko Securities, which is an independent financial advisor, and deliberated the Transactions based on the valuation stated in the report; (d) the so-called indirect market check has been implemented through measures to ensure opportunities of purchase by other purchasers; (e) the minimum number of shares to be purchased of the Tender Offer is nearly equal to the number determined by adopting the concept of a majority of a minority; (f) it can be evaluated that the Tender Offeror has provided them with important information contributing to making decisions regarding the appropriateness of the terms and conditions of the Transactions through full disclosure of information to shareholders of the Target Company, (g) the measures have been taken to eliminate coercion in the Transactions.

c.	Appropriateness of conditions (Matters of Inquiry (II)(i))

The Tender Offer Price and other conditions of the Tender Offer as a part of the Transactions are appropriate for the following reasons: (a) it is inferred that the agreement of the Transactions has been made between the Target Company and the Tender Offeror as a result of negotiations based on objective and consistent discussions which are equivalent to those between independent parties because the Target Company held multiple negotiations of price, receiving advice from SMBC Nikko Securities, and the special committee proactively involved such negotiations by giving its opinions after receiving explanations regarding the negotiation status; (b) the Tender Offer Price exceeds the maximum value of share value calculated by SMBC Nikko Securities, which is an independent financial advisor, using the market share price analysis and the comparable listed company analysis, and is within the range of prices based on the DCF Analysis. Therefore, a premium that is almost equivalent to that of recent similar cases has been placed on the Tender Offer Price. In addition, it can be determined that the Tender Offer Price reflects the share value of the Target Company to a certain degree, because the Tender Offer Price exceeds the maximum value on the Target Company’s closing price basis in the past 10 years. Consequently, it can be evaluated that the appropriateness of the Tender Offer Price is not deniable; (c) it can be said that the scheme of the Transactions, in which opportunities will be given to minority shareholders of the Target Company to return their investments by first making the Three Target Companies wholly-owned subsidiaries of the Tender Offeror in the process of the Integration, is appropriate among other means to realize the Integration; and (d) no doubt has occurred that the announcement of the amended earning forecast intentionally lower the market value as long as such forecast is conducted at the same time as the announcement of the Transactions.

d.

Based on the factors stated in b. and c. above, also in relation to the Matters of Inquiry (II) as a whole, the Transactions including the Tender Offer are not disadvantageous to minority shareholders of the Target Company.

At the commencement of the Tender Offer, the Target Company was to ask the special committee to examine whether there are any changes in the opinion submitted by the special committee to the Target Company’s board of directors on October 30, 2019, and to state that there are no changes if there is no change, or to submit the opinions after the change if there are any changes.

After that, as of July 30, 2020, it was possible to anticipate the completion of all procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer; therefore, the Tender Offeror requested that the Target Company commence preparations for the decision to commence the tender offer on August 18, 2020, subject to the completion of such procedures and activities by August 14, 2020. However, because the procedures and activities based on the competition law of Thailand were not completed as of August 14, 2020, the Tender Offeror notified the Target Company on the same date that it will not make a decision in relation to the commencement of the Tender Offer on August 18, 2020. After that, on August 26, 2020, all procedures and activities based on domestic and foreign competition laws, the completion of which had been required for the commencement of the Tender Offer, were completed; therefore, on August 27, 2020, the Tender Offeror told the Target Company that it wants to commence the Tender Offer on September 2, 2020, on the premise that other Conditions Precedent would be satisfied. According to the September 1 Press Release by the Target Company, in late July 2020, it was possible to anticipate that the procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer, will be completed early to mid-August 2020; therefore, for at the commencement of the Tender Offer, the Target Company asked the special committee established by the Target Company again to examine whether there are any changes in the opinion in the Written Report on October 30, 2019, and to state to the Target Company’s board of directors that there are no changes if there is no change, or to submit the opinions after the change if there are any changes. At the 10th special committee meeting held on July 27, 2020, the special committee interviewed the Target Company concerning any events (including corporate actions) that occurred in the Target Company’s business on and after October 30, 2019, such as the spread of the novel coronavirus (COVID-19), and the influence of such events on the business performance of the Target Company and the Transaction, and reconsidered the matters above. As a result, the special committee confirmed that no factors have arisen that will change the decision of the special committee as of October 30, 2019, including (a) that even considering each circumstance that occurred after the announcement of the Transaction, including the spread of the novel coronavirus (COVID-19), there is no inconsistency with the information considered at the time of preparation of the Written Report on October 30, 2019, (b) regardless of the novel coronavirus (COVID-19) pandemic, there is no change in the product variation and potential ability of the Target Company, such as product development, production, and sales force, and that regarding the fact that at the time of preparation of the Written Report on October 30, 2019 the Transaction was considered to contribute to the enhancement of the Target Company’s corporate value, the Transaction has become more useful, and (c) no other circumstances have occurred since October 30, 2019 that would cause suspicion regarding the fairness of the procedures and the appropriateness of the conditions regarding the Transaction, and on August 31, 2020, submitted to the board of directors of the Target Company the Written Report on August 31, 2020, stating there were no changes to the opinions in the Written Report on October 30, 2019.

(IV)	Advice from Outside Law Firm to the Target Company

According to the Target Company Press Releases, the Target Company selected Nagashima Ohno & Tsunematsu as its legal advisor independent of the Tender Offeror, the Three Target Companies, Hitachi, and Hitachi Automotive Systems, in order to ensure the fairness and propriety of the decision-making process by the Target Company’s board of directors, and the Target Company has received therefrom legal advice on the decision-making method and process regarding the Tender Offer and the series of subsequent procedures, and other matters to note concerning the decision-making by the Target Company’s board of directors.

(V)	Approval of All Directors of the Target Company

According to the Target Company Press Releases, the board of directors of the Target Company carefully discussed and examined the terms of the Tender Offer by the Tender Offeror, based on the legal advice of Nagashima Ohno & Tsunematsu, the Target Company Share Valuation Report received from SMBC Nikko Securities, the Written Report on October 30, 2019 obtained from the special committee, the multiple and continued discussions with the Tender Offeror, and other relevant materials. As a result, all eight directors (including four members of the audit and supervisory committee) of the Target Company participated in the deliberations and the vote on the proposed resolution at the meeting of the board of directors held on October 30, 2019, and all directors participating in the vote on the resolution unanimously resolved that, the board of directors’ current opinion would be to support the Tender Offer, and that it would recommend that the shareholders of the Target Company tender the Target Company Shares for the Tender Offer if it were commenced.

Of the Target Company directors in office as of October 30, 2019, Mr. Hiroshi Ichimura and Mr. Narutoshi Wakiyama were officers and/or employees of the Tender Offeror Group. However, as of October 30, 2019, a considerable period of time already passed since they had transferred from the Tender Offeror Group to the Target Company, and neither of them served concurrently as officers and/or employees of the Tender Offeror Group, nor were either of them in a position to receive instructions from the Tender Offeror as managers of the Target Company. Therefore, there were no circumstances where they had or may have had a conflict of interest with the Target Company. Also, as stated above, at the commencement of the Tender Offer, the Target Company was scheduled to reconsider the Tender Offer, and express its opinion regarding the Tender Offer.

After that, as of July 30, 2020, it was possible to anticipate the completion of all procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer; therefore, the Tender Offeror requested that the Target Company commence preparations for the decision to commence the tender offer on August 18, 2020, subject to the completion of such procedures and activities by August 14, 2020. However, because the procedures and activities based on the competition law of Thailand were not completed as of August 14, 2020, the Tender Offeror notified the Target Company on the same date that it will not make a decision in relation to the commencement of the Tender Offer on August 18, 2020. After that, on August 26, 2020, all procedures and activities based on domestic and foreign competition laws, the completion of which had been required for the commencement of the Tender Offer, were completed; therefore, on August 27, 2020, the Tender Offeror told the Target Company that it wants to commence the Tender Offer on September 2, 2020, on the premise that other Conditions Precedent would be satisfied. According to the September 1 Press Release by the Target Company, in late July 2020, it was possible to anticipate that the procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer, will be completed early to mid-August 2020; therefore, as stated in “(III) Independent Special Committee Established, and the Independent Special Committee’s Written Report Obtained, by the Target Company” above, the Target Company carefully discussed and examined the various conditions regarding the Tender Offer based on the opinions in the Written Report on August 31, 2020 submitted by the special committee, and matters such as the business condition of the Target Company including the influence of the spread of the novel coronavirus (COVID-19) and changes in the environment surrounding the Transactions from and after the board of directors meeting held on October 30, 2019, and as a result confirmed that there are no factors that would change the decision of the Target Company as of October 30, 2019 regarding the Tender Offer. At the board of directors meeting held on September 1, 2020, all eight directors (including four members of the audit and supervisory committee) of the Target Company participated in the deliberations and the vote on the proposed resolution, and all directors participating in the vote on the resolution unanimously resolved to support the Tender Offer and to recommend that the shareholders of the Target Company tender the Target Company Shares for the Tender Offer.

Of the Target Company directors in office as of September 1, 2020, Mr. Narutoshi Wakiyama and Mr. Yosuke Sekino were officers and/or employees of the Tender Offeror Group. However, as of September 1, 2020, a considerable period of time has already passed since they transferred from the Tender Offeror Group to the Target Company, and neither of them serve concurrently as officers and/or employees of the Tender Offeror Group, nor are either of them in a position to receive instructions from the Tender Offeror as managers of the Target Company. Therefore, there are no circumstances where they have or may have a conflict of interest with the Target Company.

(VI)	Measures to Ensure Opportunities for Other Purchasers to Purchase

The Tender Offeror believes that there is a reasonable period between the announcement of the scheduled commencement of the Tender Offer and the commencement; therefore, it was ensured that a potential purchaser other than the Tender Offeror would have an opportunity to make a purchase under a tender offer for the Target Company Shares.

The Tender Offeror sets a 30 business-day purchase period in the Tender Offer (the “Tender Offer Period”), which is longer than the shortest period of 20 business days provided by laws and regulations, in order to: provide the shareholders of the Target Company with an appropriate opportunity to consider whether to tender their shares in the Tender Offer, to ensure that a potential purchaser other than the Tender Offeror would have an opportunity to make a competing purchase under a tender offer for the Target Company Shares, and to secure the appropriateness of the Tender Offer Price.

In addition, the Target Company has not concluded any agreement with the Tender Offeror that includes deal protection provisions to prohibit the Target Company from having contact with a competing offeror or that otherwise limits the opportunity for the Target Company to have contact with the competing offeror.

(5)	Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)

As stated in “(1) Overview of the Tender Offer” above, the Tender Offeror plans to make the Target Company its wholly-owned subsidiary. If the Tender Offer is successfully completed, and the Tender Offeror has not succeeded in acquiring all of the Target Company Shares, then the Tender Offeror intends to take procedures to make the Tender Offeror the only shareholder of the Target Company by the methods described below.

More specifically, after the successful completion of the Tender Offer, if the total number of voting rights owned by the Tender Offeror in the Target Company is equal to or exceeds 90% of the number of voting rights of all shareholders of the Target Company, and the Tender Offeror is thus a Special Controlling Shareholder as defined in Article 179, paragraph (1) of the Companies Act (Act No. 86 of 2005, as amended; hereinafter the same shall apply), then promptly after the completion of settlement for the Tender Offer, the Tender Offeror intends to demand that all the shareholders of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer (the “Shareholders Subject to Cash-Out”) sell all of their Target Company Shares pursuant to the provisions in Section 4-2, Chapter II, Part II of the Companies Act (the “Demand for Cash-Out”).

In the Demand for Cash-Out, the Tender Offeror intends to decide on delivering, as the per-share value of Target Company Shares, the same amount of money as the Tender Offer Price to the Shareholders Subject to Cash-Out. In this case, the Tender Offeror will provide the Target Company with notice to that effect and seek approval of the Target Company for the Demand for Cash-Out. If the Target Company approves the Demand for Cash-Out by resolution of its board of directors, the Tender Offeror will, in accordance with the procedures prescribed in the relevant laws and regulations, acquire all the Target Company Shares owned by the Shareholders Subject to Cash-Out on the acquisition date determined for the Demand for Cash-Out, without the need to obtain individual approval from the Shareholders Subject to Cash-Out. The Tender Offeror intends to deliver to the Shareholders Subject to Cash-Out, as the per-share value of the Target Company Shares that they owned, the same amount of money as the Tender Offer Price for each Target Company Share. According to the Target Company, if it is notified by the Tender Offeror of the matters under each item of Article 179-2, paragraph (1) of the Companies Act in connection with the Tender Offeror’s intention to make a Demand for Cash-Out, the Target Company’s board of directors intends to approve the Demand for Cash-Out by the Tender Offeror.

According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Demand for Cash-Out relates, the Shareholders Subject to Cash-Out may file a petition with a court to determine the sales price of their Target Company Shares in accordance with Article 179-8 of the Companies Act and other relevant laws and regulations. If the petition mentioned above is filed, the sales price of Target Company Shares will be finally determined by the court.

On the other hand, after the successful completion of the Tender Offer, if the total number of voting rights owned by the Tender Offeror in the Target Company is less than 90% of the number of voting rights of all shareholders of the Target Company, the Tender Offeror intends to request, promptly after the completion of settlement for the Tender Offer, that the Target Company hold an extraordinary shareholders meeting (the “Extraordinary Shareholders Meeting”) that includes the following proposals in its agenda: (i) a proposal to consolidate the Target Company Shares pursuant to Article 180 of the Companies Act (the “Share Consolidation”); and (ii) a proposal to partially amend the Articles of Incorporation, including abolishing the unit share clause, on condition that the Share Consolidation becomes effective. The Tender Offeror intends to agree to each of those proposals at the Extraordinary Shareholders Meeting. If the proposal for the Share Consolidation is approved at the Extraordinary Shareholders Meeting, the Target Company’s shareholders will own the number of Target Company Shares reflecting the share consolidation ratio that was approved at the Extraordinary Shareholders Meeting, on the day when the Share Consolidation takes effect. If fractions less than one share are included in the number of shares as a result of the Share Consolidation, then pursuant to the procedures provided in Article 235 of the Companies Act and other relevant laws and regulations, the amount of money obtained by the sale of the Target Company Shares corresponding to the total of such fractions (any fraction of less than one share in the total number shall be rounded off; hereinafter the same shall apply) to the Target Company or the Tender Offeror will be delivered to each shareholder of the Target Company (excluding the Tender Offeror) having such fractional Target Company Shares. The Tender Offeror intends to request that the Target Company (a) calculate the sales price of the Target Company Shares corresponding to the total of such fractions so that the amount of money to be delivered, as a result of the sale, to each shareholder of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer equals the Tender Offer Price multiplied by the number of Target Company Shares owned by each such shareholder, and (b) file a petition with a court to permit such voluntary sale. The Share Consolidation ratio has not been determined as of today; however, it will be determined in such a way that the number of Target Company Shares owned by the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer will be a fraction of less than one share and the Tender Offeror will solely own all the Target Company Shares.

According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Share Consolidation relates, if fractions less than one share are included in the number of shares as a result of the Share Consolidation, the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) will be entitled, in accordance with Articles 182-4 and 182-5 of the Companies Act and other relevant laws and regulations, to (a) demand that the Target Company purchase, at a fair price, all of the fractions of less than one share from among shares of common stock that they hold and (b) file a petition with a court to determine the sales price for their Target Company Shares. As stated above, in the Share Consolidation, the number of Target Company Shares owned by the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer will be a fraction of less than one share. Thus, the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who dissent from the Share Consolidation will be able to file a petition to determine the sales price. If the petition mentioned above is filed, the purchase price will be finally determined by the court.

With respect to the procedures of the Demand for Cash-Out and the Share Consolidation mentioned above, it may take time to implement those procedures; and those procedures may be replaced by other methods having almost the same effect as those procedures, depending on various factors such as the state of amendments, enforcement, the authorities’ interpretations, etc. of the relevant laws and regulations. However, in that case, a method is scheduled to be adopted where monies will be ultimately delivered to each shareholder of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer. It is also planned that the amount of money to be delivered to each shareholder under such method will be calculated so that it is equal to the Tender Offer Price multiplied by the number of Target Company Shares owned by each such shareholder. The Tender Offeror will discuss the specific procedures, time of implementation of those procedures, and other matters concerning the above with the Target Company, and the Target Company will promptly announce those matters as soon as they are determined.

We note that the Tender Offer does not solicit the Target Company’s shareholders to agree to proposals at the Extraordinary Shareholders Meeting. Each shareholder of the Target Company should confirm with a tax accountant or other specialist, at its own responsibility, how tendering into the Tender Offer or participating in the procedures described above are treated under relevant tax laws.

(6)	Likelihood of Delisting and Reasons Therefor

As of today, the Target Company Shares are listed on the TSE 1st Section. However, since the Tender Offeror has not set a maximum limit on the number of shares to be purchased in the Tender Offer, the Target Company Shares may be delisted through prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange, depending on the results of the Tender Offer. Additionally, even if the delisting criteria are not met upon the completion of the Tender Offer, the Tender Offeror intends to conduct transactions pursuant to the applicable laws and regulations in order to acquire all Target Company Shares as stated in “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” above after the successful completion of the Tender Offer. In such a case, the Target Company Shares will be delisted through the prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange. After delisting, the Target Company Shares will no longer be traded on the Tokyo Stock Exchange.

2.	Overview of the Purchase

(1)	Overview of the Target Company

(i)	Name	Showa Corporation

(ii)	Location	1-14-1, Fujiwara-cho, Gyoda-shi, Saitama

(iii)	Name and Title of Representative	Nobuyuki Sugiyama, Representative Director, Director President

(iv)	Description of Business Activities	Manufacturing and sales of components for motorcycles and automobiles and components for boats

(v)	Capital	12,698 million Japanese yen (as of March 31, 2020)

(vi)	Date of Establishment	October 28, 1938

(vii)	Major Shareholders and Ownership Percentage (as of June 8, 2020)	Honda Motor Co., Ltd.	33.50%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	4.13%
		J.P. MORGAN BANK LUXEMBOURG S.A.1300000 (standing agency: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	2.99%
		Japan Trustee Services Bank, Ltd. (Trust Account)	2.39%
		EUROCLEAR BANK S.A. /N.V. (standing agency: MUFG Bank, Ltd.)	2.21%
		Showa Shareholding Association	1.93%
		GOVERNMENT OF NORWAY-CFD (standing agency: Tokyo Branch, Citibank, N.A.)	1.86%
		Mizuho Securities Co., Ltd.	1.73%
		BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) (standing agency: MUFG Bank, Ltd.)	1.72%
		MUFG Bank, Ltd.	1.70%

(viii)	Relationship between the Tender Offeror and Target Company
	Capital Relationship	The Tender Offeror owns 25,447,856 Target Company Shares (ownership ratio: 33.50%)
	Personnel Relationship	Four employees of the Tender Offeror have been on loan to the Target Company.
	Business Relationship	The Target Company sells automotive components, etc. to the Tender Offeror.
	Status as Related Parties	The Target Company is an equity-method affiliate of the Tender Offeror and thus is a related party.

(Note)

The “Major Shareholders and Ownership Percentage” contains the same statements as the “Major Shareholders” in the annual securities report for the 112th fiscal year submitted by the Target Company on July 17, 2020.

(2)	Schedule, etc.

(I)	Schedule

Date of Public Notice for Commencement of Tender Offer

September 2, 2020 (Wednesday)

Electronic public notice is issued and the notice to that effect is posted in the Nihon Keizai Shimbun.

(URL of electronic public notice: https://disclosure.edinet-fsa.go.jp/)

Submission Date of Tender Offer Registration Statement	September 2, 2020 (Wednesday)

(II)	Tender Offer Period Originally Specified in the Registration Statement

From September 2, 2020 (Wednesday) to October 15, 2020 (Thursday) (30 business days)

(III)	Possibility of Extension Upon Request of the Target Company

Not applicable.

(3)	Purchase Price

2,300 Japanese yen per 1 share of common stock

(4)	Basis for the Calculation of the Purchase Price

(I)	Basis for the Calculation

With the aim of ensuring the fairness of the Tender Offer Price, the Tender Offeror asked a financial advisor, Nomura Securities, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in determining the Tender Offer Price. Nomura Securities is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

Based on the determination that it is appropriate to evaluate the value of the Target Company Shares multilaterally after reviewing the calculation method to be adopted in calculating the value of the Target Company Shares from amongst multiple share valuation methods, and on the assumption that the Target Company is a going concern, Nomura Securities calculated the value of the Target Company Shares by using the following methods: the market share price analysis (because the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies comparable to the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the calculation). The Tender Offeror obtained the Valuation Report dated October 29, 2019, from Nomura Securities. The Tender Offeror has not obtained any evaluation regarding the fairness of the Tender Offer Price (i.e., a fairness opinion).

The results of calculation by Nomura Securities of the per-share value of the Target Company Shares are as follows:

Market share price analysis:	1,455 Japanese yen to 1,806 Japanese yen
Comparable company analysis:	1,593 Japanese yen to 2,035 Japanese yen
DCF Analysis:	1,816 Japanese yen to 2,764 Japanese yen

Under the market share price analysis, where October 29, 2019, which is the business day immediately preceding the date of the announcement of the scheduled commencement of the Tender Offer, was the reference date, the per-share value of the Target Company Shares was calculated to range from 1,455 Japanese yen to 1,806 Japanese yen, based on the following prices of Target Company Shares on the TSE 1st Section: the closing price on the reference date (1,806 Japanese yen); the simple average of the closing price for the five business days immediately preceding the reference date (1,757 Japanese yen) (rounded to the nearest Japanese yen; the same method was applied to the calculation of the simple average of the closing price in this section); the simple average of the closing price for the one month immediately preceding the reference date (1,651 Japanese yen); the simple average of the closing price for the three months immediately preceding the reference date (1,478 Japanese yen); and the simple average of the closing price for the six months immediately preceding the reference date (1,455 Japanese yen).

Under the comparable company analysis, the value of the Target Company Shares was calculated through comparison with the market share price and financial indicators (e.g., profitability, etc.) of listed companies that engage in businesses comparatively similar to those of the Target Company. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 1,593 Japanese yen to 2,035 Japanese yen.

Under the DCF Analysis, the Target Company’s enterprise value and share value were calculated by discounting the free cash flow that is expected to be generated in the future by the Target Company in and after the first quarter of the fiscal year ending in March 2020 at a certain discount rate to the present value, based on the relevant factors including the profitability and investment plans in the Target Company’s business plan for 7 fiscal years from the fiscal year ending in March 2020 to the fiscal year ending in March 2026 as well as other publicly available information. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 1,816 Japanese yen to 2,764 Japanese yen. In the business plan which served as a basis for the DCF Analysis, no significant increases or decreases in profits are expected. The synergistic effects expected to be achieved by implementing the Integration, including the Tender Offer, have not been counted. This is because it is difficult to specifically estimate the impact on earnings as of October 29, 2019.

By a resolution at the board of directors meeting held on October 30, 2019, the Tender Offeror ultimately determined that the Tender Offer Price would be 2,300 Japanese yen per share, comprehensively taking into account: (i) the valuation results in the Valuation Report obtained from Nomura Securities; (ii) the results of the due diligence on the Target Company by the Tender Offeror; (iii) real-world examples of premiums granted when the purchase price was determined in the case of previous tender offers for Shares (the case of tender offers to make target companies wholly-owned subsidiaries) by persons other than issuers similar to the Tender Offer; (iv) whether the board of directors of the Target Company would support the Tender Offer; (v) fluctuations in the market price of the Target Company Shares; and (vi) anticipated levels of tendering in the Tender Offer, and based on the results of discussions and negotiations with the Target Company.

The Tender Offer Price of 2,300 Japanese yen per share represents the following premiums: 27.35% (rounded off to two decimal places; the same method was applied to the calculation of premiums (%) in this section) on the closing price of the Target Company Shares of 1,806 Japanese yen on the TSE 1st Section as of October 29, 2019, which is the business day immediately preceding the date of announcement of the scheduled commencement of the Tender Offer; 39.31% on the simple average of the closing price of 1,651 Japanese yen for the one month immediately preceding October 29, 2019; 55.62% on the simple average of the closing price of 1,478 Japanese yen for the three months immediately preceding October 29, 2019; and 58.08% on the simple average of the closing price of 1,455 Japanese yen for the six months immediately preceding October 29, 2019.

The Tender Offer Price of 2,300 Japanese yen per share represents the following premiums: 1.14% on the closing price of the Target Company Shares of 2,274 Japanese yen on the TSE 1st Section as of August 31, 2020, which is the business day immediately preceding the date of announcement of the commencement of the Tender Offer; 1.46% on the simple average of the closing price of 2,267 Japanese yen for the one month immediately preceding August 31, 2020; 2.22% on the simple average of the closing price of 2,250 Japanese yen for the three months immediately preceding August 31, 2020; and 2.40% on the simple average of the closing price of 2,246 Japanese yen for the six months immediately preceding August 31, 2020.

(Note)

In calculating the Target Company Share value, Nomura Securities assumed that all public information and information provided to it are accurate and complete, and it has not independently verified the accuracy or completeness thereof. Also, Nomura Securities neither has independently evaluated, appraised or assessed, nor has requested that any third-party organization appraise or assess, any assets or liabilities (including financial derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of the Target Company or its affiliated companies (including analyzing and evaluating their individual assets and liabilities). The Target Company’s financial forecast (including profit plans and other information) is assumed to have been reasonably examined or prepared based on the best, bona-fide forecast and decision-making that are presently available to the Target Company’s management as of October 29, 2019. Calculations by Nomura Securities reflect the information obtained and economic conditions learned by Nomura Securities up to and including October 29, 2019. Calculations by Nomura Securities are solely for reference purposes for the Tender Offeror’s board of directors to consider the Target Company Share value.

(II)	Background of the Calculation

(Background leading to the determination of the Tender Offer Price)

The Tender Offeror started considering the Integration in the middle of February 2018. It appointed Nomura Securities as its financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and appointed Nishimura & Asahi as its legal advisor. The Tender Offeror started initial consideration and discussions regarding the Integration, including the Tender Offer, and on May 31, 2019, made the Proposal to the Target Company.

According to the Target Company, in response to the Proposal made by the Tender Offeror on May 31, 2019, the Target Company appointed SMBC Nikko Securities as its financial advisor and third-party valuation organization independent of the Tender Offeror, the Target Company, Hitachi Automotive Systems, Hitachi, Keihin and Nissin, and appointed Nagashima Ohno & Tsunematsu as its legal advisor independent of the Tender Offeror, the Target Company, Hitachi Automotive Systems, Hitachi, Keihin and Nissin, in order to ensure the fairness of the Transactions including the Tender Offer Price. According to the Target Company, on August 5, 2019, it established a special committee as an advisory body for the Target Company’s board of directors to consider the Proposal.

Thereafter, the Tender Offeror, with the approval of the Target Company, conducted due diligence on the Target Company from the middle of July 2019 to early September 2019. The Tender Offeror and the Target Company continued discussions regarding, among other matters, the purpose of the Integration, including the Tender Offer, management structures and policies after the Integration, and various conditions of the Integration, with the aim of further enhancing their respective enterprise value. Furthermore, from early October 2019, the Tender Offeror held discussions and negotiations with the Target Company on several occasions regarding the Tender Offer Price. Thereafter, in late October 2019, the Tender Offeror made the final proposal of the Tender Offer to the Target Company and held discussions and negotiations with the Target Company. Consequently, as of October 30, 2019, the Tender Offeror determined to conduct the Tender Offer for the Target Company Shares as part of the Transactions if the Conditions Precedent are satisfied. The Tender Offeror also determined the Tender Offer Price against the background described below. For details of the background that led to the Tender Offeror’s determination to conduct the Tender Offer, please see “(2) Background to Decision to Implement Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy” of “1. Purpose of the Purchase” above.

(i)	Name of the third party from whom the Tender Offeror obtained opinions in calculation

In determining the Tender Offer Price, the Tender Offeror asked Nomura Securities, a financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, to calculate the value of the Target Company Shares. The Tender Offeror obtained the Valuation Report dated October 29, 2019, from Nomura Securities. Nomura Securities is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

(ii)	Overview of the opinions

According to the Valuation Report, the methods adopted and the ranges of per-share value of the Target Company Shares calculated by using those methods are as follows:

Market share price analysis:	1,455 Japanese yen to 1,806 Japanese yen
Comparable company analysis:	1,593 Japanese yen to 2,035 Japanese yen
DCF Analysis:	1,816 Japanese yen to 2,764 Japanese yen

(iii)	Background leading to the determination of the Tender Offer Price taking into consideration the opinions

By a resolution at the board of directors meeting held on October 30, 2019, the Tender Offeror ultimately determined that the Tender Offer Price would be 2,300 Japanese yen per share, comprehensively taking into account: (i) the valuation results in the Valuation Report obtained from Nomura Securities; (ii) the results of the due diligence on the Target Company by the Tender Offeror; (iii) real-world examples of premiums granted when the purchase price was determined in the case of previous tender offers for Shares (the case of tender offers to make target companies wholly-owned subsidiaries) by persons other than issuers similar to the Tender Offer; (iv) whether the board of directors of the Target Company would support the Tender Offer; (v) fluctuations in the market price of the Target Company Shares; and (vi) anticipated levels of tendering in the Tender Offer, and based on the results of discussions and negotiations with the Target Company.

Taking into account the influence of the novel coronavirus (COVID-19) and other the business conditions of the Target Company, and the environment surrounding the Tender Offer between October 30, 2019, which is the date of the announcement of the scheduled commencement of the Tender Offer, and September 1, 2020, the Tender Offeror believes that there is no circumstance resulting in a change of the Tender Offer Price.

(III)	Relationship with the Valuation Organization

Nomura Securities, which is the Tender Offeror’s financial advisor and third-party valuation organization, is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

(5)	Number of Shares to be Purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
50,517,599 shares	25,195,744 shares	— shares

(Note 1)

Since the Tender Offeror intends to make the Target Company a wholly-owned subsidiary, if the aggregate number of the Tendered Shares does not reach the minimum number of shares to be purchased (25,195,744 shares), none of the Tendered Shares will be purchased. If the aggregate number of the Tendered Shares is equal to or exceeds the minimum number of shares to be purchased (25,195,744 shares), all the Tendered Shares will be purchased.

(Note 2)

Shares in quantities of less than one unit are also subject to the Tender Offer. If a right to demand the purchase of shares in quantities of less than one unit is exercised by a shareholder pursuant to the Companies Act, the Target Company may purchase those shares during the Tender Offer Period in accordance with the procedures under the laws and regulations.

(Note 3)	The Tender Offeror does not intend to acquire treasury shares owned by the Target Company through the Tender Offer.

(Note 4)

Because no maximum number of shares to be purchased has been set in the Tender Offer, the “Number of Shares to be Purchased” is the possible maximum number of Target Company Shares (50,517,599 shares) to be obtained by the Tender Offeror through the Tender Offer. This maximum number of shares (50,517,599 shares) is obtained by deducting (a) from (b), wherein (a) is the number of Target Company Shares owned by the Tender Offeror as of today (25,447,856 shares), and the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021 (54,564 shares), and (b) is the total number of issued shares as of June 30, 2020, as stated in the Target Company’s First Quarterly Report for the 113th Fiscal Year (76,020,019 shares).

(6)	Changes in the Ownership Ratio of Shares as a Result of the Purchase

Number of voting rights pertaining to Shares owned by the Tender Offeror before the purchase	254,478 voting rights	(Ownership ratio of Shares before the purchase: 33.50%)

Number of voting rights pertaining to Shares owned by specially related parties before the purchase	0 voting rights	(Ownership ratio of Shares before the purchase: 0.00%)

Number of voting rights pertaining to Shares owned by the Tender Offeror after the purchase	759,654 voting rights	(Ownership ratio of Shares after the purchase: 100.00%)

Number of voting rights pertaining to Shares owned by specially related parties after the purchase	0 voting rights	(Ownership ratio of Shares after the purchase: 0.00%)

Number of voting rights of all shareholders of the Target Company	759,462 voting rights

(Note 1)

The “number of voting rights pertaining to Shares owned by the Tender Offeror before the purchase” is the number of voting rights (254,478 voting rights) pertaining to Shares owned by the Tender Offeror as of today (25,447,856 shares).

(Note 2)

The “number of voting rights pertaining to Shares owned by specially related parties before the purchase” is the total number of the voting rights pertaining to Shares owned by specially related parties (excluding those specially related parties who are excluded from being a specially related party under Article 3(2)(i) of the Cabinet Office Order on Disclosure Required for Tender Offer for Share Certificates by Persons Other Than Issuers (Ministry of Finance Order No. 38 of 1990, as amended; the “Cabinet Office Order”) for the purpose of calculating the ownership ratio of Shares under Article 27-2(1) of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “Act”)). The “number of voting rights pertaining to Shares owned by specially related parties after the purchase” is stated as zero, because the Shares owned by specially related parties (excluding treasury shares owned by the Target Company) are also subject to the Tender Offer.

(Note 3)

The “number of voting rights of all shareholders of the Target Company” is the number of the voting rights of all shareholders as of June 30, 2020, as stated in the Target Company’s First Quarterly Report for the 113th Fiscal Year (one unit of shares is stated to consist of 100 shares). However, since all of the Target Company Shares issued by the Target Company, including shares in quantities of less than one unit, are subject to the Tender Offer, for the purpose of calculating the “ownership ratio of Shares before the purchase” and the “ownership ratio of Shares after the purchase,” the number of voting rights (759,654 voting rights) pertaining to the number of shares (75,965,455 shares) obtained by deducting (a) from (b) was used as the denominator, wherein (a) is the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021 (54,564 shares), and (b) is the total number of issued shares as of the same date, as stated in the Target Company’s First Quarterly Report for the 113th Fiscal Year (76,020,019 shares).

(Note 4)	With regard to the “ownership ratio of Shares before the purchase” and the “ownership ratio of Shares after the purchase,” any fraction is rounded off to two decimal places.

(7)	Purchase Price 116,190,477,700 Japanese yen

(Note)	“Purchase price” is the amount obtained by multiplying the number of shares to be purchased through the Tender Offer (50,517,599 shares) by the Tender Offer Price (2,300 yen).

(8)	Settlement Method

(I)	Name and Head Office Location of Financial Instruments Business Operator, Bank, and Any Other Institution Conducting Settlement of Purchase

Nomura Securities Co., Ltd.         1-9-1 Nihonbashi, Chuo-ku, Tokyo

(The location of the head office of Nomura Securities Co., Ltd. will be 1-13-1 Nihonbashi, Chuo-ku, Tokyo on October 1, 2020.)

(II)	Commencement Date of Settlement

October 22, 2020 (Thursday)

(III)	Settlement Method

Without delay following the conclusion of the Tender Offer Period, a notice of purchase through the Tender Offer will be mailed to the addresses of the Tendering Shareholders (or standing proxies for Foreign Shareholders).

Purchase will be made by cash. A Tendering Shareholder may receive the proceeds from selling the shares through the Tender Offer without delay on and after the commencement date of settlement in a manner designated by the Tendering Shareholder, such as through money transfer (transfer fees may apply).

(IV)	Method of Return of Shares

If none of the Tendered Shares is purchased in accordance with the conditions described in “(I) Existence and Details of Conditions Set Forth in Each Item of Article 27-13, Paragraph (4) of the Act” and “(II) Existence of Conditions of Withdrawal of the Tender Offer, Details Thereof, and Method of Disclosure of Withdrawal” of “(9) Other Terms and Conditions and Methods of Purchase” below, the Shares to be returned shall be returned by restoring the record in the Tendering Shareholder Account opened with the tender offer agent to the record immediately prior to the point of time they were tendered, promptly on and after the second business day after the last day of the Tender Offer Period (or, if the Tender Offer is withdrawn, the date of withdrawal). (If transferring the Shares to the Tendering Shareholder’s account opened with a different financial instruments business operator, please confirm with the head office or the domestic branch of the tender offer agent where your tender was accepted.)

*In connection with the measures for preventing the spread of the novel coronavirus (COVID-19), special measures such as temporarily suspending our in-store services may be taken during the Tender Offer Period. For details, please contact the head office or each domestic branch of the tender offer agent. Also, for a list of the affected stores and special measures taken by such stores, please see the tender offer agent’s website (https://www.nomura.co.jp/).

(9)	Other Terms and Conditions and Methods of Purchase

(I)	Existence and Details of Conditions Set Forth in Each Item of Article 27-13, Paragraph (4) of the Act

If the total number of the Tendered Shares is less than the minimum number of shares to be purchased (25,195,744 shares), none of the Tendered Shares will be purchased. If the total number of the Tendered Shares is equal to or above the minimum number of shares to be purchased (25,195,744 shares), all of the Tendered Shares will be purchased.

(II)	Existence of Conditions of Withdrawal of the Tender Offer, Details Thereof, and Method of Disclosure of Withdrawal

In the event that any of the facts set forth in Article 14, paragraph (1), item(i), (a) through (i) as well as (l) through (r), Article 14, paragraph (1), item (iii), (a) through (h), as well as Article 14, paragraph (2), item (iii) through (vi) of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as amended; the “Order”) occurs, the Tender Offer may be withdrawn. If the Tender Offer is intended to be withdrawn, an electronic public notice will be made, and a notice to that effect will be published in the Nihon Keizai Shimbun. However, if issuing the public notice by the last day of the Tender Offer Period proves difficult, the announcement will be made via the methods set forth in Article 20 of the Cabinet Office Order, and a public notice shall be issued immediately thereafter.

(III)	Existence of Conditions for Reduction in Purchase Price, Details Thereof, and Method of Disclosure of Reduction

In accordance with the provisions of Article 27-6, paragraph (1), item (i) of the Act, in the event that the Target Company engages in any of the actions set forth in Article 13, paragraph (1) of the Order during the Tender Offer Period, the purchase price may be reduced in accordance with the standards set forth in Article 19, paragraph (1) of the Cabinet Office Order. If the purchase price is intended to be reduced, an electronic public notice will be made, and a notice to that effect will be published in the Nihon Keizai Shimbun. However, if issuing the public notice by the last day of the Tender Offer Period proves difficult, the announcement will be made via the methods set forth Article 20 of the Cabinet Office Order, and a public notice shall be issued immediately thereafter. If the purchase price has been reduced, the Tendered Shares on or before the day on which such public notice was made will be purchased at the reduced purchase price.

(IV)	Matters Relating to the Tendering Shareholders’ Right to Cancel Contract

A Tendering Shareholder may cancel a contract regarding the Tender Offer at any time during the Tender Offer Period. When canceling the contract, please deliver or send a document indicating the intention of canceling the contract regarding the Tender Offer (the “Cancellation Document”) to the head office or the domestic branch of the person designated below where your tender was accepted no later than 3:30 PM on the last day of the Tender Offer Period. However, if sending the Cancellation Document, the document must arrive by 3:30 PM on the last day of the Tender Offer Period.

When canceling a contract regarding your tender made through the online service, please cancel the contract via the online service (https://hometrade.nomura.co.jp/), or by delivering or sending the Cancellation Document. If canceling the contract via the online service, please follow the instructions provided on the online service screen, and complete cancellation procedures no later than 3:30 PM on the last day of the Tender Offer Period. Any contract regarding your tender made at a transaction branch cannot be cancelled via the online service. When delivering or sending the Cancellation Document, please first request a Cancellation Document form from your transaction branch and then deliver or send the Cancellation Document to the same transaction branch no later than 3:30 PM on the last day of the Tender Offer Period. However, if sending the Cancellation Document, the document must arrive by 3:30 PM on the last day of the Tender Offer Period.

*In connection with the measures for preventing the spread of the novel coronavirus (COVID-19), special measures such as temporarily suspending our in-store services may be taken during the Tender Offer Period. For details, please contact the head office or each domestic branch of the tender offer agent. Also, for a list of the affected stores and special measures taken by such store, please see the tender offer agent’s website (https://www.nomura.co.jp/).

Party authorized to receive the Cancellation Document

Nomura Securities Co., Ltd.             1-9-1 Nihonbashi, Chuo-ku, Tokyo

                                                           (The location of the head office of Nomura Securities Co., Ltd. will be

                                                           1-13-1 Nihonbashi, Chuo-ku, Tokyo on October 1, 2020.)

                                                           (Other domestic branches of Nomura Securities Co., Ltd.)

The Tender Offeror will not seek payment of damages or penalties from any Tendering Shareholder who canceled their contract. Furthermore, any expenses associated with returning the Tendered Shares shall be borne by the Tender Offeror.

(V)	Method of Disclosure Where Terms and Conditions of Purchase are Changed

Unless prohibited in Article 27-6, paragraph (1) of the Act and Article 13 of the Order, the Tender Offeror may change the terms and conditions of purchase during the Tender Offer Period. If the purchase conditions are intended to be changed, an electronic public notice will be made regarding such changes, and a notice to that effect will be published in the Nihon Keizai Shimbun. However, if issuing the public notice by the last day of the Tender Offer Period proves difficult, the announcement will be made via the methods set forth in Article 20 of the Cabinet Office Order, and a public notice shall be issued immediately thereafter. If the purchase conditions have been changed, the Tendered Shares on or before the day on which such public notice was made will be purchased on the changed purchase conditions.

(VI)	Method of Disclosure Where an Amended Statement is Submitted

If an amended statement is submitted to the Director-General of the Kanto Local Finance Bureau (excluding cases set forth in the proviso to Article 27-8, paragraph (11) of the Act), the details recorded in the amended statement relating to the details recorded in the public notice announcing the commencement of the Tender Offer will be publicly announced via the methods set forth in Article 20 of the Cabinet Office Order immediately. Furthermore, the tender offer explanation shall be immediately amended, and the Tendering Shareholders who have already received a before-amendment version of the tender offer explanation shall be provided with an amended version. However, if the scope of amendment is small, a document containing the reasons for amendment, the amended items, and the content following the amendment will be prepared, and the document will be delivered to the Tendering Shareholders for the purpose of amending the previously provided explanation.

(VII)	Method of Disclosure of the Results of the Tender Offer

The results of the Tender Offer will be publicly announced on the day following the last day of the Tender Offer Period via the methods set forth in Article 9-4 of the Order and Article 30-2 of the Cabinet Office Order.

(10)	Date of Public Notice of Tender Offer

September 2, 2020 (Wednesday)

(11)	Tender Offer Agent

Nomura Securities Co., Ltd. 1-9-1 Nihonbashi, Chuo-ku, Tokyo

(The location of the head office of Nomura Securities Co., Ltd. will be 1-13-1 Nihonbashi, Chuo-ku, Tokyo on October 1, 2020.)

3.	Policies after the Tender Offer and Future Prospects

For the policies after the Tender Offer, please see “(2) Background to, the Purpose of, and Decision-Making Process of, the Resolution to Conduct the Tender Offer, and the Management Policy after the Tender Offer,” “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase),” and “(6) Likelihood of Delisting and Reasons Therefor” under “1. Purpose of the Purchase” above.

4.	Others

(1)	Existence and Details of Agreements between the Tender Offeror and the Target Company or its Officers

(I)	Support for the Tender Offer and Recommendation for Tendering

According to the Target Company Press Releases, based on the considerations and negotiations as stated in “(V) Process of and Reasons for Decision-Making by the Target Company” of “(2) Background to Decision to Implement Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy” of “1. Purpose of the Purchase” above, at the meeting of the Target Company’s board of directors held on October 30, 2019, the Target Company resolved to support the Tender Offer and to recommend that the Target Company’s shareholders tender shares in the Tender Offer.

In addition, according to the September 1 Press Release by the Target Company, at the meeting of the Target Company’s board of directors held on September 1, 2020, the Target Company resolved to support the Tender Offer and to recommend that the Target Company’s shareholders tender shares in the Tender Offer.

For details, please see of “(V) Approval of All Directors of the Target Company“ of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer” of “1. Purpose of the Purchase” above.

(II)	Execution of the Basic Contract

The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi entered into the Basic Contract on October 30, 2019 concerning the structure of the Integration and other related matters. For an overview of the Basic Contract, please see “(3) Material Agreements Regarding the Tender Offer” of “1. Purpose of the Purchase” above.

(2)	Other Information That Is Considered to Be Necessary When Investors Determine Whether to Tender Shares in an Offer to Purchase

According to the Target Company, at the board of directors meeting held on September 1, 2020, the Target Company resolved not to pay interim dividends for the fiscal year ending in March 2021, the record date for which is September 30, 2020.

For details, please see the “Notice regarding Dividend of Surplus (Non-payment of Interim Dividends)” announced by the Target Company on September 1, 2020.

End.

[Restriction on Solicitation]

This press release is a news statement intended for announcement of the Tender Offer to the general public, and was not prepared for the purpose of soliciting an offer to sell the shares in connection with the Tender Offer. If you intend to make an offer to sell shares in the Tender Offer, please refer to the tender offer explanation regarding the Tender Offer in advance and make your own independent decision. This press release is not an offer to purchase securities or a solicitation of an offer to sell securities, and does not constitute any such part. In addition, this press release (or any part of it) or any distribution hereof will not be the basis for any agreement concerning the Tender Offer, nor will it be relied upon when executing any such agreement.

[Prediction of the Future]

This press release may include expressions concerning future prospects such as “expect,” “forecast,” “intend,” “plan,” “be convinced,” and “estimate,” including those concerning the future business of the Tender Offeror and other companies and entities. These expressions are based on the current business prospects of the Tender Offeror and may change depending on future situations. The Tender Offeror shall not be obligated to update the expressions concerning future prospects to reflect the actual business results, various situations, changes to conditions, or other related factors.

This press release includes “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended; the “U.S. Securities Exchange Act of 1934”). The actual results may be significantly different from the predictions expressly or impliedly indicated in the forward-looking statements, due to known or unknown risks, uncertainty, or other factors. The Tender Offeror or its affiliates do not guarantee that the predictions expressly or impliedly indicated as the forward-looking statements will turn out to be correct. The forward-looking statements included in this press release were prepared based on the information held by the Tender Offeror as of the date hereof, and unless obligated by laws or regulations or the rules of a financial instruments exchange, the Tender Offeror or its affiliates shall not be obligated to update or revise the statements to reflect future incidents or situations.

[U.S. Regulations]

The Tender Offer will be conducted in compliance with the procedures and information disclosure standards provided under the Financial Instruments and Exchange Act of Japan, and those procedures and standards are not always the same as those applicable in the United States. In particular, neither Section 13(e) nor Section 14(d) of the U.S. Securities Exchange Act of 1934 or the rules under these sections apply to the Tender Offer; therefore, the Tender Offer is not conducted in accordance with those procedures or standards. The financial information included in this press release is based on International Financial Reporting Standards (IFRS), not on the U.S. accounting standards; therefore, the financial information included in this press release may not necessarily be comparable to the financial information prepares based on the U.S. accounting standards. Also, because the Tender Offeror and the Target Company are corporations incorporated outside the U.S. and their directors are non-U.S. residents, it may be difficult to exercise rights or demands against them that can be claimed based on U.S. securities laws. In addition, you may not be permitted to commence any legal procedures in courts outside the U.S. against non-U.S. corporations or their directors based on a breach of U.S. securities laws. Furthermore, U.S. courts are not necessarily granted jurisdiction over non-U.S. corporations or their directors.

All procedures regarding the Tender Offer will be conducted in Japanese unless specifically set forth otherwise. All or part of the documents regarding the Tender Offer will be prepared in English; however, if there is any discrepancy between the documents in English and those in Japanese, the documents in Japanese shall prevail.

[Other Countries]

Depending on the country or region, there may be legal restrictions on the release, issuance, or distribution of this press release. In such cases, you are required to be aware of such restrictions and comply with them. This press release does not constitute a solicitation of an offer to sell or an offer to purchase shares related to the Tender Offer and is simply deemed a distribution of materials for informative purposes only.

[Translation]

September 1, 2020

To: Shareholders of Honda Motor Co., Ltd.

From: Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice regarding the Commencement of the Tender Offer to Make Nissin Kogyo Co., Ltd. (Securities Code: 7230) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd.

As announced by Honda Motor Co., Ltd. (the “Tender Offeror”) in the “Notice regarding the Scheduled Commencement of the Tender Offer to Make Nissin Kogyo Co., Ltd. (Securities Code: 7230) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd.” dated October 30, 2019 (the “October 30 Press Release by the Tender Offeror”) and the “Notice regarding the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation, and Nissin Kogyo Co., Ltd.” also dated October 30, 2019 (the “Integration Press Release”), the Tender Offeror, Hitachi Automotive Systems, Ltd. (“Hitachi Automotive Systems”), Keihin Corporation (First Section of the Tokyo Stock Exchange Inc. (“TSE”) (the “TSE 1st Section”), securities code: 7251, “Keihin”), Showa Corporation (TSE 1st Section, securities code: 7274, “Showa”), Nissin Kogyo Co., Ltd. (TSE 1st Section, securities code: 7230, “Nissin” or the “Target Company”; collectively with Keihin and Showa, the “Three Target Companies”) and Hitachi Ltd. (TSE 1st Section, securities code: 6501, “Hitachi”) entered into the basic contract regarding a management integration (the “Basic Contract”) on October 30, 2019 (the “Basic Contract Conclusion Date”), to conduct the management integration (the “Integration”) through implementation of the absorption-type merger in which Hitachi Automotive Systems (a wholly-owned subsidiary of Hitachi) will be the surviving company, and the Three Target Companies will be the disappearing companies (the “Absorption-type Merger”) after making the Three Target Companies wholly-owned subsidiaries of the Tender Offeror. For details of the Basic Contract, please see “(3) Material Agreements Regarding the Tender Offer” of “1. Purpose of the Purchase” below.

As stated in the October 30 Press Release by the Tender Offeror, at the board of directors meeting held on October 30, 2019, the Tender Offeror has determined to conduct a tender offer based on the Basic Contract (the “Tender Offer”) with the common shares of the Target Company (the “Target Company Shares”) being the target after satisfaction of certain conditions precedent (the “Conditions Precedent”) such as (I) obtaining permits and licenses, etc. from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities and (II) the Target Company having resolved to support the Tender Offer with the Target Company Shares and to recommend to its shareholders to tender in such Tender Offer, having published the resolution, and not having changed the resolution or passed a contradictory resolution by its board of directors during the period from the date on which the Basic Contract is concluded to the date on which the Tender Offeror decides to commence the Tender Offer (the “Tender Offer Commencement Determination Date”), to obtain all of the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and treasury shares owned by the Target Company; hereinafter the same shall apply), and to make the Target Company a wholly-owned subsidiary of the Tender Offeror, as part of the series of transactions for the Integration, pursuant to the Basic Contract. Recently, upon the completion of the necessary procedures and activities based on the competition law of Thailand on August 26, 2020, the Tender Offeror confirmed that all of the Conditions Precedent, including obtaining the permits and licenses, etc., from the respective countries’ relevant authorities, have been satisfied, and that the conditions to commence the Tender Offer have been fulfilled. Therefore, the Tender Offeror determined to commence the Tender Offer on September 1, 2020.

1.	Purpose of the Purchase

(1)	Overview of the Tender Offer

As of today, the Tender Offeror owns 22,682,205 shares (ownership ratio (Note 1) 34.86%) of the Target Company Shares listed on the TSE 1st Section, and the Target Company is a Tender Offeror equity-method affiliate.

As announced in the October 30 Press Release by the Tender Offeror and the Integration Press Release, the Tender Offeror, Hitachi Automotive Systems, Keihin, Showa, the Target Company, and Hitachi entered into the Basic Contract on October 30, 2019, to conduct the Integration through implementation of the Absorption-type Merger after making the Three Target Companies wholly-owned subsidiaries of the Tender Offeror. For details of the Basic Contract, please see “(3) Material Agreements Regarding the Tender Offer” below.

At the board of directors meeting held on October 30, 2019, the Tender Offeror has determined to conduct the Tender Offer with the Target Company Shares being the target after satisfaction of the Conditions Precedent, to obtain all of the Target Company Shares, and to make the Target Company a wholly-owned subsidiary of the Tender Offeror, as part of the series of transactions for the Integration, pursuant to the Basic Contract. Recently, upon the completion of the necessary procedures and activities based on the competition law of Thailand on August 26, 2020, the Tender Offeror confirmed that all of the Conditions Precedent, including obtaining the permits and licenses, etc., from the respective countries’ relevant authorities, have been satisfied, and that the conditions to commence the Tender Offer have been fulfilled. Therefore, the Tender Offeror determined to commence the Tender Offer on September 1, 2020.

As announced in the “Notice regarding the Scheduled Commencement of the Tender Offer to Make Keihin Corporation (Securities Code: 7251) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” and the “Notice regarding the Scheduled Commencement of the Tender Offer to Make Showa Corporation (Securities Code: 7274) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation, and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” dated October 30, 2019 and announced by the Tender Offeror (collectively, the “Other Press Releases by Two Target Companies”), the Tender Offeror also determined at the board of directors meeting held on October 30, 2019 that similar to the Tender Offer, and pursuant to the Basic Contract, as part of a series of transactions for the Integration, respective common stocks of Keihin and Showa are to be obtained through tender offers to make Keihin and Showa wholly-owned subsidiaries of the Tender Offeror. Such tender offers (collectively with the Tender Offer, the “Three Target Companies Tender Offer”) are also scheduled to be conducted after satisfaction of certain conditions precedent such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities. Recently, the Tender Offeror confirmed that those conditions precedent have been satisfied, and that the conditions to commence the tender offers for Keihin and Showa have also been fulfilled. Therefore, the Tender Offeror also determined to commence the tender offers for Keihin and Showa on September 1, 2020 (for details, please see the “Notice regarding the Commencement of the Tender Offer to Make Keihin Corporation (Securities Code: 7251) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” and the “Notice regarding the Commencement of the Tender Offer to Make Showa Corporation (Securities Code: 7274) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation, and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” dated September 1, 2020 and announced by the Tender Offeror).

The Tender Offeror has set the minimum number of shares to be purchased as 20,691,495 shares (Note 2) (ownership ratio 31.80%) in the Tender Offer; and if the total of the Target Company Shares tendered for the Tender Offer (the “Tendered Shares”) falls short of the minimum number of shares to be purchased, the Tender Offeror will purchase none of the Tendered Shares. On the other hand, as the Tender Offeror purports to make the Target Company its wholly-owned subsidiary through the Tender Offer, the maximum number of shares to be purchased has not been set; and if the total number of the Tendered Shares is the same as or more than the minimum number of shares to be purchased, purchase of all of the Tendered Shares will be conducted. The minimum number of shares to be purchased (20,691,495 shares) is set as the number obtained by the following formula: first, subtract from (a) the total number of issued shares as of June 30, 2020, as stated in the First Quarterly Report for the 68th Fiscal Year submitted on August 6, 2020 by the Target Company (the “Target Company’s First Quarterly Report for the 68th Fiscal Year”) (65,452,143 shares), (b) the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the financial summary (IFRS) (consolidated) for the first quarter of the fiscal year ending in March 2021 published on August 5, 2020 by the Target Company (the “Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021”) (391,642 shares). This amounts to 65,060,501 shares, which corresponds to 650,605 voting rights. Such number of voting rights is then multiplied by 2/3 (433,737 voting rights) (rounded up to the nearest whole number). Based on the number obtained by multiplying by 100 shares the share unit number of the Target Company, deduct the number of the Target Company Shares owned by the Tender Offeror as of today (22,682,205 shares).

(Note 1)

“Ownership ratio” refers to the ratio against the number of shares (65,060,501 shares) obtained by deduction of the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021 (391,642 shares) out of the total number of issued shares as of June 30, 2020, as stated in the Target Company’s First Quarterly Report for the 68th Fiscal Year (65,452,143 shares) (any fraction is rounded off to two decimal places; hereinafter the same shall apply in the calculation of ownership ratio).

2

(Note 2)

In the October 30 Press Release by the Tender Offeror, the minimum number of shares to be purchased was stated as 20,692,195 shares. However, by June 30, 2020, the number of treasury shares owned by the Target Company has changed from 390,638 shares to 391,642 shares, and therefore the minimum number of shares to be purchased is changed to 20,691,495 shares.

As the Tender Offeror purports to make the Target Company its wholly-owned subsidiary, if the Tender Offeror cannot obtain all of the Target Company Shares through the Tender Offer, after the completion of the Tender Offer, the Tender Offeror schedules to implement a series of procedures to make the Tender Offeror the sole shareholder of the Target Company (the “Transaction to Make the Target Company a Wholly-Owned Subsidiary”; collectively with the Tender Offer, the “Transactions”). Furthermore, the Tender Offeror also plans to implement, respectively, a series of procedures to make Keihin and Showa wholly-owned subsidiaries of the Tender Offeror through the same method as in the Transaction to Make the Target Company a Wholly-Owned Subsidiary (collectively with the Transaction to Make the Target Company a Wholly-Owned Subsidiary, the “Transaction to Make the Three Target Companies Wholly-Owned Subsidiaries”). Upon completion of the Transaction to Make the Three Target Companies Wholly-Owned Subsidiaries, the Tender Offeror plans to implement the Absorption-type Merger, and the effective date of the Absorption-type Merger is scheduled to be during the period (i) between January and February, 2021, if all of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries will be conducted by the Demand for Cash-Out stated in “(5) Policies Regarding Reorganization, among others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below, or (ii) between February and March, 2021, if any of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries will be conducted by the Share Consolidation stated in “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below. For details, please see “(II) Structure of the Integration” of “(2) Background to Decision to Implement Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy,” and “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below.

On the other hand, according to the “Expression of Opinion Regarding Plan to Commence Tender Offer for Company Shares by Honda Motor Co., Ltd. and Notice of Closing of Basic Contract Regarding Management Integration” dated October 30, 2019 and announced by the Target Company (the “October 30 Press Release by the Target Company”), at the meeting of the Target Company’s board of directors held on October 30, 2019, the Target Company resolved, as the Target Company’s opinion as of the same date, to express its opinion to support the Tender Offer at the commencement of the Tender Offer, and to recommend to the Target Company’s shareholders to tender in the Tender Offer.

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After that, as of July 30, 2020, it was possible to anticipate the completion of all procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer; therefore, the Tender Offeror requested that the Target Company commence the preparations for the decision to commence the tender offer on August 18, 2020, subject to the completion of such procedures and activities by August 14, 2020. However, because the procedures and activities based on the competition law of Thailand were not completed as of August 14, 2020, the Tender Offeror notified the Target Company on the same date that it will not make a decision in relation to the commencement of the Tender Offer on August 18, 2020. After that, all procedures and activities based on domestic and foreign competition laws, the completion of which had been required for the commencement of the Tender Offer, were completed on August 26, 2020; therefore, on August 27, 2020, the Tender Offeror told the Target Company that it wants to commence the Tender Offer on September 2, 2020 (“Tender Offer Commencement Date”), on the premise that other Conditions Precedent would be satisfied. According to the “Notice regarding Expression of Opinion Regarding the Tender Offer for Company Shares by Honda Motor Co., Ltd.” announced by the Target Company on September 1 (the “September 1 Press Release by the Target Company;” collectively with the October 30 Press Release by the Target Company, the “Target Company Press Releases”), on August 4, 2020, based on the progress of the procedures and activities above, required by domestic and foreign competition laws, the Target Company asked the special committee established by the Target Company to examine whether there are any changes in the opinion of the written report submitted to the Target Company’s board of directors on October 29, 2019 (“Written Report on October 29, 2019”), and to state to the Target Company’s board of directors that there are no changes if there is no change, or to state the opinions after the change if there are any changes, as stated in “(III) Independent Special Committee Established, and a Written Report Obtained, by the Target Company” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer.” The special committee confirmed the relevant facts, e.g., whether any material change has occurred on and after October 30, 2019 that may influence the Transaction, with the Target Company, and as a result of consideration of the above matters, the special committee confirmed that even taking into account the circumstances between October 30, 2019 and August 31, 2020, no circumstances could be found that require the opinions in the Written Report on October 29, 2019 to be changed, and on August 31, 2020, submitted to the board of directors of the Target Company, by an unanimous resolution of the members of the special committee, the written report stating there were no changes to the opinions above (the “Written Report on August 31, 2020”).

Under these circumstances, recently, the Tender Offeror confirmed that the Conditions Precedent have been satisfied, and that the conditions to commence the Tender Offer have been fulfilled. Therefore, the Tender Offeror decided to commence the Tender Offer on September 1, 2020.

With regard to this decision, the Target Company carefully reconsidered the various conditions regarding the Tender Offer by respecting to the maximum extent the opinions in the Written Report on August 31, 2020 submitted by the special committee, and as a result confirmed that between October 30, 2019 and September 1, 2020, no material changes that would require changes to the various terms and conditions of the Tender Offer could be seen on the business condition of the Target Company, including the influence of the spread of the novel coronavirus (COVID-19), and the environment surrounding the Transactions, and that no circumstances could be found that would cause a material impact to the Target Company’s calculation method of the share value, and also determined that as of September 1, 2020, there were no factors that would change the decision as of October 30, 2019 regarding the Tender Offer. All six directors of the Target Company deliberated and unanimously passed a resolution again at the meeting of the board of directors held on September 1, 2020 that the board of directors would express its opinion to support the Tender Offer, and that it would recommend that the shareholders of the Target Company tender the Target Company Shares for the Tender Offer.

According to the Target Company Press Releases, the resolution of the Target Company’s board of directors above was made on the precondition that the Tender Offeror aims to make the Target Company its wholly-owned subsidiary through the Tender Offer and a series of subsequent procedures, and the Target Company Shares are scheduled to be delisted.

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(2)	Background to Decision to Implement Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy

(I)	Background to, Purpose of, and Decision-Making Process of, the Resolution to Conduct the Tender Offer

The Tender Offeror Group consists of the Tender Offeror, 357 consolidated subsidiaries and 73 equity-method affiliates including the Three Target Companies (collectively with the Tender Offeror, the “Tender Offeror Group”) as of March 31, 2020, and by business category, the Tender Offeror’s businesses consist of motorcycle business, automobile business, financial service business, life creation (Note 1) and other businesses. The Tender Offeror began with the opening of Honda Technical Research Institute in Hamamatsu-city, Shizuoka Prefecture by Mr. Soichiro Honda in October 1946, and it was established as Honda Motor Co., Ltd. by succession of Honda Technical Research Institute in September 1948. Then, the Tender Offeror was listed on the Tokyo Stock Exchange in December 1957, and it is listed on the TSE 1st Section as of today.

(Note 1)	Business to provide power products, including power generators, lawn mowers, and general-purpose engines, and to engage in energy business.

The Tender Offeror Group has fundamental beliefs of “Respect for the Individual” and “The Three Joys” (The Joy of Buying, The Joy of Selling, The Joy of Creating). Based on these fundamental beliefs, the company principle of “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality yet at a reasonable price for worldwide customer satisfaction.” is established and these are shared by each and every employees working at the Tender Offeror Group as “Honda Philosophy.” Moreover, the Tender Offeror Group practices daily corporate activities with Honda Philosophy being the standard for the conduct and decision-making, share joys with all people including shareholders, and strive for enhancement of corporate value.

Also, in the “2030 Vision” established in June 2017, vision statement of “serve people worldwide with the ‘joy of expanding their life’s potential’” and “lead the advancement of mobility and people’s daily lives,” was established. In order to realize this statement, direction of initiatives with three viewpoints of “creating value for ‘mobility’ and ‘daily lives’,” “accommodate the different characteristics of people and society,” and “toward a clean and safe/secure society” have been set.

On the other hand, according to the Target Company, it was established in October 1953 to manufacture brake parts for motorcycles and automobiles. Thereafter, the Target Company’s shares were listed on the second section of the Tokyo Stock Exchange in October 1997, and on the TSE 1st Section in March 2002. As of today, the target company group is consisted of the Target Company, 18 subsidiaries and three affiliates of the Target Company (collectively with the Target Company, the “Target Company Group”), and engages in main businesses of manufacture and sale of brake systems and parts for motorcycles and automobiles.

According to the Target Company, its basic policy is to provide products focused on needs of “environment” and “safety” at high quality and at low price, based on its mission statement “Always stay ahead of changes in the world and provide superior products, technologies and ideas to meet the needs of customers and society.”

According to the Target Company, following this basic policy, to contribute to realization of low-carbon society, the Target Company promotes development of products, materials and manufacturing processes, etc. that contribute to the weight saving and enhancement of fuel efficiency technology and safety and comfort from global perspectives while maintaining its focus on brake system for motorcycles and automobiles and aluminum products. In motorcycles, amidst the global trend of making installation of advanced brakes mandatory, the models with combined brake system (CBS) that are low priced and light-weight (Note 2) and optimal anti-lock brake system (ABS) (Note 3) brake, which make completed vehicles easier to handle, are increasing in number. In automobiles, the Target Company contributes to reduction of environmental burden by measures such as expansion of application of brake caliper that are light-weight and with low drag torque (Note 4) and pads in response to copper regulations, and models applying electronic parking brake (EPB) (Note 5) are expanding in connection with electrification of automobiles. Also, utilizing advanced “aluminum casting/processing technology” that the Target Company has cultivated since its establishment to realize weight saving of automobiles, the Target Company continues to commercialize and expand replacement of iron and aluminum with aluminum calipers (Note 6) and aluminum knuckles (Note 7), etc., which is received favorably by its customers.

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(Note 2)

Assistance device for brakes to enable balanced braking on front and rear wheels by causing braking power on other brakes when braking either the front wheel brake or rear wheel brake. CBS is an abbreviation for Combined Brake System.

(Note 3)

Abbreviation of Anti-lock Brake System, and device to prevent tires from being locked (rotation suspension) upon abrupt braking. By preventing tires from being locked, it will be possible to maintain the stability of a vehicle’s running direction, and to enhance the possibility of avoiding obstacles by handle operation.

(Note 4)

Normally, as friction components (brake pad) constantly make slight contact with disks (brake disks) that are fixed to the axle even while vehicles are running, such contact will cause resistance (drag resistance) and exacerbate fuel costs. However, low drag calipers enable a reduction in drag resistance by alienating the brake pad from the brake disk.

(Note 5)

Device which operates a parking brake through an electric motor. It contributes to further enhancement of automobile safety by enhancing operability of the parking brake while also enhancing convenience by realizing driving support functions such as hill start functions, so that automobiles can disengage the brake automatically when departing and do not roll backward while paused on slopes. EPB is an abbreviation for Electric Parking Brake.

(Note 6)

One of the component parts of brakes, and equipment to perform the role of pushing the friction component (brake pad) onto the disks (brake disks) fixed to the axle. By manufacturing it with aluminum, aim for weight saving and contribute to fuel efficiency.

(Note 7)	Parts to connect tires and component parts of brakes to the vehicle body. By manufacturing it with aluminum, aim for weight saving and contribute to fuel efficiency.

As for the relationship between the Tender Offeror and the Target Company, they began transactions of automobile brake parts in 1963, and the Tender Offeror acquired 40,000 Target Company Shares by third-party allotment in June 1971 (the shareholding ratio at the time (the ratio against the total number of issued shares, including treasury shares; any fraction is rounded off to two decimal places; hereinafter the same in this paragraph): 10.00%), and additional Target Company Shares by shareholder allocation, as follows: 10,000 shares in August 1971; 10,000 shares in June 1973; 10,000 shares in June 1974; 10,000 shares in November 1975; and 10,000 shares in June 1976. As a result, the number of Target Company Shares held by the Tender Offeror was 90,000 in total (the shareholding ratio at the time: 10.00%). The Tender Offeror also acquired additional Target Company Shares as follows: 145,000 shares in December 1978 by third-party allotment; 5,000 shares in July 1980 from an existing shareholder; 80,000 shares in December 1981 by shareholder allotment; 54,050 shares in April 1989 from an existing shareholder; 40,150 shares in December 1989 from an existing shareholder; 184,298 shares in December 1989 (which became the Target Company’s treasury shares as a result of an absorption-type merger of Nissin Muroga Seisakujo Co., Ltd. and Naoetsu Keikinzoku Kogyo Co., Ltd. into the Target Company); 200,000 shares in February 1991 by third-party allotment; and 240,000 shares in September 1991 from an existing shareholder. This increased the number of Target Company Shares held by the Tender Offeror to 1,038,498 shares (the shareholding ratio at the time: 47.42%). The Tender Offeror further acquired 4,153,992 Target Company Shares by a share split conducted in January 1994, which made its holding of Target Company Shares 5,192,490 shares (the shareholding ratio at the time: 47.42%). The Tender Offeror transferred 65,000 and 87,000 Target Company Shares to third parties in March 1994 and March 1997, respectively, which reduced its holding of the Target Company Shares to 5,040,490 shares (the shareholding ratio at the time: 43.27%). The Tender Offeror then acquired 2,520,245 and 15,121,470 Target Company Shares by share splits respectively conducted in May 2002 and April 2006. Since 2007, the Tender Offeror has owned 22,682,205 Target Company Shares, which results in the current ownership ratio (34.86%). The Target Company is an equity-method affiliate of the Tender Offeror now. In respect of the business, brakes manufactured by the Target Company are the main parts for motorcycle and automobiles, which are the main products of the Tender Offeror. Therefore, the Tender Offeror and the Target Company have established a close relationship with each other as an important business partner. No employees or officers of the Target Company are on secondment from the Tender Offeror.

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In recent years, various stricter world-wide environmental regulations including CO2 (carbon dioxide) emission regulations, activation of measures for safety enhancement and computerization to utilize data collected from automobiles, such as vehicle body control, in accordance with the surrounding environment as recognized by in-vehicle sensors and cameras, etc., and road infrastructure and communications with surrounding travelling vehicles and diversification of market needs, etc. are intertwined in complex ways; and global mobility (Note 8) industry centered on automobiles itself is undergoing significant change. In order to respond to changes in the external environment, domestic and foreign automobile components manufacturers conduct business alliance, capital alliance and business acquisition, etc., and it is expected that the competition environment among the companies in the mobility industry will intensify further in the future.

(Note 8)	Collective term for mobile function including motorcycles and automobiles

In response to stricter environmental regulations, activation of measures for safety enhancement and computerization and diversification of market needs such as the above, the Tender Offeror focuses on responses to environment, safety, and computerization as duties of a mobility manufacturer, and aims to realize a carbon-free society and collision-free society, as well as actively engaging with the most important items, namely, the “introduction of electrification technology” and the “introduction of advanced safety technology”. However, next-generation technologies required for development of automobiles such as electrification technology to realize electric vehicles such as hybrid cars and electric vehicles, and advanced safety technology to realize a driving safety support system and automated driving system (Note 9) are undergoing sophistication, complexity, and diversification. The Tender Offeror believes that measures will be required which significantly exceed speed and management resources of technology development and product development previously dealt with by automobile manufacturers alone. Also, as new technologies not fully utilized in previous motorcycles and automobiles including information and system technology will be required in such next-generation technology areas, other competing companies are accelerating their efforts, such as entries into the market by various companies in different industries. Under such circumstances, in order to establish a superior position in advance of other companies, the Tender Offeror believes that the Tender Offeror Group is required to distribute management resources into relevant areas in a mobile, concentrated, and efficient manner.

(Note 9)

Definition of Driving Safety Support System and Automated Driving System (source: December 7, 2016 “Trend Regarding Definition of Levels of Automated Driving and Future Responses (Draft)” National Strategy Office of Information and Communication Technology, Cabinet Secretariat)

Category		Outline	System to realize the item on the left
Information provision-type		Alert to drivers, etc.	“Driving Safety Support System”
Automatic control utilizing-type	Level 1: Single-type	Status where system operates either acceleration, steering or control
	Level 2: System combination	Status where system simultaneously conducts multiple operations of acceleration, steering or control	“Automated Driving System”
	Level 3: System sophistication	Status where acceleration, steering and control are all conducted by the system, and drivers respond only when the system requests them to do so
	Level 4: Fully automated driving	Status where acceleration, steering and control are all conducted by the system, and drivers are not involved

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In order to survive global competition, it is becoming increasingly important for automobile manufacturers to provide products at low cost; therefore, there is an urgent need to collaborate with automobile parts manufacturers, and to strengthen measures toward modularization of the development system (Note 10) and standardization of chassis and parts among several car models. Under such circumstances, in order to respond to increased needs for cost reduction and shift to overseas local production, etc. by automobile manufacturers, automobile parts manufacturers are required to lower costs through an economy of scale in connection with the increase in production volume, and construction of a timely supply system at global locations. In recent years, mega suppliers (Note 11) are expanding their sales volume. The Tender Offeror Group aimed for an optimal product supply system in conformity with market needs upon developing automobiles, and close collaboration took place among the Tender Offeror and parts manufacturers including the Three Target Companies for each area of individual parts. However, under the above circumstances, the Tender Offeror believes that in order to further develop a joint development system among the Tender Offeror and the parts manufacturers within the Tender Offeror Group, and to respond to modularization and parts standardization, it is necessary, in addition to structuring a comprehensive development system with the suppliers owning a vast array of technologies from conventional technology (Note 12) such as machinery and parts to electrification and information technology, to establish an optimal supply chain for the entire Tender Offeror Group. Also, in order to realize a reduction in procurement and production costs in connection with the increase in parts production volume, the Tender Offeror Group believes it is an issue for the Three Target Companies to further strengthen the sales to automobile manufacturers other than the Tender Offeror.

(Note 10)	To have a standardized parts structure applicable to other car models upon development of new cars

(Note 11)	Common name for companies with large sales volumes supplying parts to major automobile manufacturers globally.

(Note 12)	Technology used for existing components

Furthermore in the growing markets in Asia and other emerging countries, which are future growth markets for the mobility industry, the mobility industry expects to continue to see a solid demand for motorcycles, and automobile ownership is becoming widespread mainly among entry-level car owners. As such, competition will inevitably be aggravated due to the market and trade liberalization, increased presence of overseas automobile manufacturers, and the rise of local emerging manufacturers. To survive global competition in those growing markets, automobile manufacturers are required to swiftly cater to diversified market needs and offer highly cost-competitive products in a timely manner. Also, the recent global economy is exposed to growing uncertainties due to trade frictions between China and the United States, Britain’s exit from the EU, and other factors, which make it difficult to forecast market trends. In order to flexibly and swiftly respond to the diversified and complex market environment, the Tender Offeror Group recognizes the necessity to further reinforce its global supply chain by accelerating cooperation and coordination with regional bases and suppliers in each area of development, procurement, production, and sales.

Under these business conditions, the Tender Offeror has sought a cooperative business relationship with Hitachi Automotive Systems, a wholly-owned subsidiary of Hitachi that provides motors for electric vehicles to domestic and foreign automobile manufacturers, for which it promotes miniaturizing, weight saving, and higher output. More specifically, the Tender Offeror entered into a joint venture agreement with Hitachi Automotive Systems on March 24, 2017, and established Hitachi Automotive Electric Motor Systems, Ltd., whose business is development, manufacture, and sale of motors for electric vehicles, on July 3, 2017 as a joint venture. The Tender Offeror aims to establish systems that can respond to a globally expanding demand for motors for electric vehicles by each automobile manufacturer, by drawing together the technologies of Hitachi Automotive Systems and the Tender Offeror and proceeding with joint research and development of motors that are core parts for electric vehicles at the joint venture. In addition, while the Tender Offeror is currently engaged in joint research and development with the Three Target Companies and Hitachi Automotive Systems in next-generation technology areas, such as electrification technology and advanced safety systems, it sees the necessity to extend such joint development further in order for the Tender Offeror Group to acquire a dominant position before other companies in those areas where competitors are making large and speedy research and development investments. Particularly, the motorcycle business is also anticipated to require developing next-generation technologies such as electrification technology to realize electric vehicles such as hybrid cars and electric vehicles, and advanced safety technology to realize a driving safety support system and automated driving system. The Tender Offeror therefore expects to be able to acquire a dominant position before other companies and realize superior competitiveness as a motorcycle parts manufacturer if the Three Target Companies utilize, for motorcycle development, Hitachi Automotive Systems’ next-generation technologies, such as electrification technology and advanced safety systems for automobiles.

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As the business environment evolves drastically, the Tender Offeror has come to believe that it is necessary to be able to supply high value-added and cost-competitive products to ensure sustainable growth and enhance the profitability of the Tender Offeror Group, including the Three Target Companies. This will be attained by: promptly establishing competitive technologies (a winning edge) that may be difficult for the Tender Offeror Group (including the Three Target Companies) to obtain alone in next-generation technology areas (such as electrification and automatic driving) by drawing together the technologies of the Tender Offeror, the Target Company (which possesses superior brake system technology), Keihin (which possesses superior powertrain technology), Showa (which possesses superior suspension and steering technology), and Hitachi Automotive Systems (which possesses superior technology in each of powertrain, chassis, and safety systems), and by building a robust joint research and development structure; and creating an efficient development and production structure in conventional technology areas.

On the other hand, next-generation technology areas, such as electrification technology and advanced safety systems, are new areas that have not been fully addressed to date by the mobility industry and entail risks that are higher than in the conventional mobility business, such as those involved in the requirement of large-scale and timely investments and in uncertainties in future market trends and the technologies required. This may adversely affect the market stock prices of the Three Target Companies, depending on short-term performance fluctuations and evaluation by the stock market. Accordingly, in swiftly executing management initiatives that are likely required to boost the medium- to long-term competitiveness of the Tender Offeror Group, including the Target Company, the Tender Offeror decided that it would be in the interest of the minority shareholders of the Three Target Companies to provide their general shareholders with a reasonable opportunity to sell shares without exposing them to the risk of drastic change of share prices as a result of executing the management initiatives in the future.

Considering the above factors, the Tender Offeror appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and Nishimura & Asahi as a legal advisor independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and started initial consideration and discussions regarding the Integration, including the Tender Offer, with Hitachi Automotive Systems and Hitachi. Thereafter, based on the results of the considerations and discussions, the Tender Offeror concluded in late May 2019 that it would be the best option for the Tender Offeror Group to implement the Absorption-type Merger in which Hitachi Automotive Systems will be the surviving company, with the purpose of building a structure where management initiatives that are likely required to boost the medium- to long-term competitiveness of the Tender Offeror Group, including the Target Company, can be swiftly executed, after making the Three Target Companies, including the Target Company, wholly-owned subsidiaries of the Tender Offeror by obtaining all shares of common stock of the Three Target Companies (the “Three Target Company Shares”) (excluding, however, the Three Target Company Shares owned by the Tender Offeror and treasury shares owned by the Three Target Companies; hereinafter the same shall apply). In late May 2019, the Tender Offeror, Hitachi Automotive Systems and Hitachi made an initial proposal for the Integration (the “Proposal”) to the Target Company. The Proposal states that the Tender Offeror would acquire the Three Target Company Shares through procedures such as a tender offer and make the Three Target Companies its wholly-owned subsidiaries; thereafter, Hitachi Automotive Systems and the Three Target Companies would integrate through an absorption-type merger in which Hitachi Automotive Systems would be the surviving company, or through other methods, and as a result of the integration, the surviving company after Absorption-type Merger (the “Integrated Company”) would become a consolidated subsidiary of Hitachi that holds 66.6% of its voting rights and an equity-method affiliate of the Tender Offeror that holds 33.4% of its voting rights.

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On the other hand, upon receipt of the Proposal from the Tender Offeror in late May 2019, the Target Company appointed Deloitte Tohmatsu Financial Advisory LLC (“Deloitte Tohmatsu Financial Advisory”) as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and Anderson Mori & Tomotsune as a legal advisor independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in order to ensure the fairness of the purchase price in the Tender Offer (the “Tender Offer Price”) and other terms of the Transactions. The Target Company also established a special committee on July 24, 2019, as an advisory body for its board of directors to consider the Proposal (for details of the special committee, please see “(III) Independent Special Committee Established, and a Written Report Obtained, by the Target Company” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer” below).

Then, the Tender Offeror, with the approval of the Target Company, conducted due diligence on the Target Company from the middle of July 2019 to early September 2019. The Tender Offeror and the Target Company continued discussions regarding, among other matters, the purpose of the Integration, including the Tender Offer, management structures and policies after the Integration, and various conditions of the Integration, with the aim of further enhancing their respective enterprise value. Furthermore, from early October 2019, the Tender Offeror held discussions and negotiations with the Target Company on several occasions regarding the Tender Offer Price. Thereafter, in late October 2019, the Tender Offeror made the final proposal regarding various conditions of the Tender Offer, including prices, to the Target Company and held discussions and negotiations with the Target Company.

Consequently, in late October 2019, the Tender Offeror and the Target Company agreed that conducting the Integration by making the Three Target Companies including the Target Company wholly-owned subsidiaries and then implementing the Absorption-type Merger in which Hitachi Automotive Systems would be the surviving company would be the best measure to allow the Tender Offeror Group to respond to changes in the business environment surrounding the Tender Offeror Group and contribute to enhancing the enterprise value of the whole Tender Offeror Group including the Target Company. Accordingly, as of October 30, 2019, the Tender Offeror determined to conduct the Tender Offer for the Target Company Shares as part of a series of transactions for the Integration based on the Basic Contract, on condition that the Conditions Precedent are satisfied.

As announced in the Other Press Releases by Two Target Companies, the Tender Offeror also discussed and negotiated the implementation of the Integration with Keihin and Showa on several occasions; as a result, it has also determined at the board of directors meeting held on October 30, 2019 that as part of a series of transactions for the Integration, respective common stocks of Keihin and Showa are to be obtained through tender offers. As stated in “(1) Overview of the Tender Offer” above, such tender offers are also scheduled to be conducted after satisfaction of certain conditions precedent such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities.

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After that, although it took a reasonable time to complete all of the procedures and activities for the commencement of the Tender Offer based on domestic and foreign competition laws because there are many countries and regions in which such processes were required, there are six different companies that are related parties, and the competition authorities’ examinations required a long time in some of these countries due to the influence of the novel coronavirus (COVID-19), as of July 30, 2020, it became possible to anticipate the completion of all procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer; therefore, the Tender Offeror requested the Target Company commence preparations for the decision to commence the tender offer on August 18, 2020, subject to the completion of such procedures and activities by August 14, 2020. However, because the procedures and activities based on the competition law of Thailand were not completed as of August 14, 2020, the Tender Offeror notified the Target Company on the same date that it will not make a decision in relation to the commencement of the Tender Offer on August 18, 2020. After that, on August 26, 2020, all procedures and activities based on domestic and foreign competition laws, the completion of which had been required for the commencement of the Tender Offer, were completed; therefore, on August 27, 2020, the Tender Offeror told the Target Company that it wants to commence the Tender Offer on September 2, 2020, on the premise that other Conditions Precedent would be satisfied. According to the September 1 Press Release by the Target Company, on August 4, 2020, based on the progress of the procedures and activities above, required by domestic and foreign competition laws, the Target Company asked the special committee established by the Target Company to examine whether there are any changes in the opinion of the Written Report on October 29, 2019, and to state to the Target Company’s board of directors that there are no changes if there is no change, or to state the opinions after the change if there are any changes, as stated in “(III) Independent Special Committee Established, and a Written Report Obtained, by the Target Company” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer.” The special committee confirmed the relevant facts, e.g., whether any material change has occurred on and after October 30, 2019 that may influence the Transaction, with the Target Company, and as a result of consideration of such matters, the special committee confirmed that even taking into account the circumstances between October 30, 2019 and August 31, 2020, no circumstances could be found that requires the opinions in the Written Report on October 29, 2019 to be changed, and on August 31, 2020, submitted to the board of directors of the Target Company the Written Report on August 31, 2020 by an unanimous resolution of the members of the special committee, stating there were no changes to the opinions above.

Under these circumstances, recently, the Tender Offer confirmed that the Conditions Precedent have been satisfied, and that the conditions to commence the Tender Offer have been fulfilled. Therefore, the Tender Offeror decided to commence the Tender Offer on September 1, 2020.

With regard to this decision, the Target Company carefully reconsidered the various conditions regarding the Tender Offer by respecting to the maximum extent the opinions in the Written Report on August 31, 2020 submitted by the special committee, and as a result confirmed that from October 30, 2019 until September 1, 2020, no material changes that would require changes to the various terms and conditions of the Tender Offer could be seen on the business condition of the Target Company including the influence of the spread of the novel coronavirus (COVID-19), and the environment surrounding the Transactions, and that no circumstances could be found that would cause a material impact on the Target Company’s calculation method of the share value, and also determined as of September 1, 2020 that there were no factors that would change the decision as of October 30, 2019 regarding the Tender Offer. All six directors of the Target Company deliberated and unanimously passed a resolution again at the meeting of the board of directors held on September 1, 2020 that the board of directors would express its opinion to support the Tender Offer, and that it would recommend that the shareholders of the Target Company tender the Target Company Shares for the Tender Offer.

According to the Target Company Press Release, the resolution of the Target Company’s board of directors above was made on the precondition that the Tender Offeror aims to make the Target Company its wholly-owned subsidiary through the Tender Offer and a series of subsequent procedures, and the Target Company Shares are scheduled to be delisted.

Specific synergy effects of the Integration that are expected to occur in the Tender Offeror Group including the Target Company are as stated below.

(i)	Streamlining development and production structure and enhancing development of the next-generation technology

The alliance between the Three Target Companies and Hitachi Automotive Systems will enable them to enhance their development structure in next-generation technology areas expected to see growing demands in the future, such as electrification technologies, advanced safety technologies, and vehicle control technologies. Simultaneously, it will also enable the Tender Offeror Group to obtain Hitachi Automotive Systems’ technologies in the system and IT field, which the Tender Offeror Group had to develop alone previously, and thereby to achieve selected and concentrated development investment. The Tender Offeror expects that this will realize the optimal allocation of business resources for the Tender Offeror Group as a whole. In addition, by accelerating complementation of each other’s technology areas and regional bases in development and production fields of the Integrated Company, the Integrated Company will be able to supply more high value-added and cost-competitive products and to establish a supply structure to swiftly and flexibly respond to changes in demands of automobile manufacturers including the Tender Offeror.

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(ii)	Reducing procurement and production costs through increased component sales to automobile manufacturers other than the Tender Offeror

Based on the industry’s latest technologies in a wide range of areas from conventional technologies such as machine components to electrification and information technologies, the Integrated Company will be able to establish a comprehensive development structure with automobile manufacturers and, as one of the global mega suppliers, to expand its sales to automobile manufacturers other than the Tender Offeror. With the increase in component production resulting from the above, the Integrated Company will be able to reduce procurement and production costs through the scale effect and thus expects to realize excellent profitability and competitiveness based on the international competitive advantage.

(II)	Structure of the Integration

The structure of the Integration is as stated below.

(i)	Implementation of the Three Target Companies Tender Offer

Subject to the Conditions Precedent to the commencement that certain matters such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities, such as notifications or approvals for business combination to or by the respective countries’ competition authorities (for details, please see “(3) Material Agreements Regarding the Tender Offer” below and the Other Press Releases by Two Target Companies), are satisfied, the Tender Offeror planned to implement the Three Target Companies Tender Offer, respectively. Recently, those particular matters have been satisfied, and thus the Three Target Companies Tender Offer will be implemented from September 2, 2020.

(Note)	Percentage (%) in the above chart indicates the ratio of voting rights held by the relevant shareholders to voting rights held by all shareholders; the same shall apply in this section.

(ii)	Implementation of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries

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If each of the Three Target Companies Tender Offer is successfully completed, and the Tender Offeror fails to acquire all of the common shares of the Three Target Companies for which the Three Target Companies Tender Offer is successfully completed, a series of procedures to make the Tender Offeror the only shareholder of the Three Target Companies will be implemented. For details of the Transaction to Make the Target Company a Wholly-Owned Subsidiary, please see “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below. For Keihin and Showa, the Transaction to Make the Three Target Companies Wholly-Owned Subsidiaries, which is a series of procedures to make them wholly-owned subsidiaries of the Tender Offeror, will be also implemented through the same method as in the Transaction to Make the Target Company a Wholly-Owned Subsidiary.

(iii)	Implementation of the Absorption-type Merger

After the completion of the Three Target Companies Tender Offer stated in (i) above and the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries stated in (ii) above, the Absorption-type Merger between Hitachi Automotive Systems (a wholly-owned subsidiary of Hitachi) as the surviving company, and the Three Target Companies as the disappearing companies will be implemented. As stated in “(3) Material Agreements Regarding the Tender Offer” below, the Tender Offeror and Hitachi have agreed in the Basic Contract that in the Absorption-type Merger, common shares of the Integrated Company will be allotted to the Tender Offeror as the consideration for merger, in a merger ratio where the number of voting rights of the Integrated Company held by the Tender Offeror will account for 33.4% of the number of the voting rights held by all shareholders of the Integrated Company. If any of the tender offers targeting the Three Target Companies is not successfully completed, or if a substantial delay is expected in making any one or two companies among the Three Target Companies wholly-owned subsidiaries, Hitachi and the Tender Offeror are planning to conduct the Absorption-type Merger between Hitachi Automotive Systems and the company(ies) among the Three Target Companies that has successfully become wholly-owned subsidiary(ies) of the Tender Offeror. Furthermore, the ratio of the total share value of the Three Target Companies as of the effective time of the Absorption-type Merger to Hitachi Automotive Systems’ share value does not necessarily correspond to the above merger ratio. Given the above, sometime between completion of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries and the effective time of the Absorption-type Merger, in order to have the ratio of the total share value of the Three Target Companies to Hitachi Automotive Systems’ share value correspond to the above merger ratio, adjustment of the Three Target Companies’ share value by the Three Target Companies obtaining treasury shares will be implemented. The effective date of the Absorption-type Merger is scheduled to be during the period (i) between January and February, 2021, if all of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries will be conducted by the Demand for Cash-Out stated in “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below, or (ii) between February and March, 2021, if any of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries will be conducted by the Share Consolidation stated in “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” below.

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(iv)	After completion of the Integration

After completion of the Integration, the ownership ratio of the voting rights in the Integrated Company held by the Tender Offeror will be 33.4% and the Integrated Company will become an equity-method affiliate of the Tender Offeror. The Tender Offeror considers the Integrated Company its important supplier even after the completion of the Integration and plans to continue the business transactional relationship.

(III)	Business Restructuring Associated with the Integration

According to Keihin, since its air conditioning business is different from businesses in the Integrated Company, this business will be transferred to a third party by the effective time of the Absorption-type Merger. According to the “Notice of Position Statement regarding the Commencement of the Tender Offer for the Company’s Shares by Honda Motor Co., Ltd., an Affiliate, for the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” announced on September 1, 2020 by Keihin, as announced by Keihin in the “Notice of Memorandum on Conclusion Concerning Cooperation in Air Conditioning Business” on March 24, 2020, Keihin concluded a memorandum of understanding regarding its air conditioning business in Japan, South East Asia, and North America (the “Business to Be Transferred”), and as announced by Keihin in the “Notice of Transfer of Equity Interests in Our Consolidated Subsidiary (Second-tier Subsidiary)” on June 4, 2020, Keihin agreed to transfer all of its equity interests, which account for approximately 55% of the total ownership, in Keihin-Grand Ocean Thermal Technology, a Chinese consolidated subsidiary (second-tier subsidiary) of Keihin Thermal Technology Corporation (“KTT”), a wholly-owned subsidiary of Keihin, to a third party. Among these, regarding the Business to Be Transferred, on August 4, 2020, Keihin received a legally non-binding proposal that the business value of the Business to Be Transferred was evaluated as being the memorandum value, subject to the following primary conditions: (i) the Tender Offeror shall conclude a certain agreement to support the Business to Be Transferred as a customer after completion of transfer of the Business to Be Transferred; (ii) the reorganization of the Business to Be Transferred shall be conducted at Keihin’s expense; (iii) Keihin shall contribute additional funds, amounting to approximately 6.2 billion yen (calculated at the time of the proposal), to KTT as a business operation fund; and (iv) various risks related to the Business to Be Transferred shall be borne by Keihin. Upon receiving this proposal, Keihin intends to continue discussions with the Tender Offeror toward the conclusion of a definitive agreement.

According to Showa, since its car dealer business operated through its wholly-owned subsidiary Honda Cars SAITAMAKITA Co. Ltd. (“Honda Cars SAITAMAKITA”) is different from businesses in the Integrated Company, it planned to transfer Honda Cars SAITAMAKITA’s shares to a third party before the effective date of the Absorption-type Merger; and on March 25, 2020, Showa executed a share purchase agreement with TS TECH Co., Ltd. regarding such share transfer, and completed the share transfer on May 15, 2020. For details, please see the “Notice Regarding Transfer of Consolidated Subsidiary (Share Transfer)” announced by Showa on March 25, 2020 and “Notice regarding Expressing Opinion to Support the Tender Offer for the Company’s Shares by Honda Motor Co., Ltd. (Securities Code: 7267) and Recommendation of the Tender thereto” announced by Showa on September 1, 2020.

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In addition, as announced by the Target Company in the “Notice Regarding Dissolution and Share Acquisition of Joint Venture (Equity-Method Affiliates) (Making Them Subsidiaries)” dated October 30, 2019 and the “Notice Regarding Date of Execution of Share Purchase of Joint Venture Companies” dated January 31, 2020, the Tender Offeror and the Target Company have entered into a share purchase agreement dated October 30, 2019 with Veoneer AB (a wholly-owned subsidiary of Veoneer, Inc. (formerly the joint venture partner of the Target Company; “Veoneer”)) where the Tender Offeror and the Target Company will jointly acquire all shares of Veoneer Nissin Brake Systems Japan Co., Ltd. (trade name changed to “Nissin Brake Systems Co., Ltd.” on February 3, 2020; “NBSJ”) and Veoneer Nissin Brake Systems (Zhongshan) Co., Ltd. (trade name changed to “Nissin Brake Systems Zhongshan Co., Ltd.” on February 3, 2020; “NBSZ”) held by Veoneer AB, and the Tender Offeror and the Target Company jointly acquired all shares of NBSJ and NBSZ held by Veoneer AB on February 3, 2020. In response to strict environmental regulations on exhaust gas and fuel efficiency in recent years and increasing demands for electric vehicles and hybrid cars that can operate over long distances, the market size of regenerative brakes, which is the primary product of NBSJ and NBSZ, is expected to continue to expand in the future. After the Tender Offeror and the Target Company performed repeated, careful examinations from the perspective of enhancing the enterprise value of the Tender Offeror Group as a whole, including the Target Company, they determined that it is appropriate for them to jointly acquire all shares of NBSJ and NBSZ. According to the Target Company, when considering the Tender Offer Price, it considered the impact accompanying the transaction of NBSJ shares and NBSZ shares being acquired from Veoneer AB (the Target Company’s total acquisition value: 9,403 million Japanese yen, based on the exchange rate on October 29, 2019).

(IV)	Management Policies after the Tender Offer

As stated in “(II) Structure of the Integration” above, after the Target Company becomes a wholly-owned subsidiary of the Tender Offeror through the Transaction to Make the Target Company a Wholly-Owned Subsidiary, the Absorption-type Merger between Hitachi Automotive Systems as the surviving company and the Three Target Companies as the disappearing companies will be implemented. After completion of the Integration including the above series of transactions, while respecting the Three Target Companies’ corporate cultures, the Tender Offeror will proceed with the unification with Hitachi Automotive Systems and realize sustainable growth and maximization of the enterprise value of the Tender Offeror Group as a whole.

The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems and Hitachi (collectively, “All Parties”) have discussed the details of specific management policies for the Integrated Company after the Integration, aiming to establish a structure maximizing the synergy effect as the Tender Offeror Group through the Integration. Until today, All Parties have considered, through the integration preparation committee and other considerations and discussions regarding the Integration, the Integrated Company’s company policies, officer structure, and organizational form, in relation to specific matters regarding the operation of the Integrated Company, from the viewpoint of maximizing the Integrated Company’s corporate value.

(V)	Process of and Reasons for Decision-Making by the Target Company

According to the Target Company Press Releases, the Target Company received the Proposal from the Tender Offeror in late May 2019 and took the measures stated in “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer” below. Then, the Target Company carefully discussed and examined the terms of the Transactions, including the Tender Offer, from the perspective of enhancing its enterprise value, taking into account (i) the content of the share value evaluation report obtained from Deloitte Tohmatsu Financial Advisory, a financial advisor and third-party valuation organization (the “Deloitte Tohmatsu Valuation Report”), and (ii) the legal advice of Anderson Mori & Tomotsune as legal counsel, and by respecting to the maximum extent the content of the Written Report on October 29, 2019 provided by the special committee established on July 24, 2019, as the Target Company’s advisory body to consider the proposal for the Transactions, including the Tender Offer.

As a result, the Target Company concluded that the Integration including the Transactions would be in the interest of enhancing its enterprise value, as explained below.

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According to the Target Company, its business environment will be significantly affected by the movements in the automobile and motorcycle industries. In the recent automobile industry, the number of vehicle sales in developed countries has plateaued, while the functions required for auto parts have become more sophisticated, complex and diverse as automobile manufacturers are required to respond to the next generation technology to develop automobiles, such as electrification technologies, and advanced safety technologies to realize safe driving assistance, automatic driving, and other systems. As such, the Target Company recognizes the necessity to take measures far beyond the speed and business resources required for conventional technology and product development. These next generation technology areas call for information and systems technologies, and other new technologies that have not been fully utilized for conventional motorcycles and automobiles. This has caused a variety of companies from different industries to enter the market, and competitors to accelerate their efforts. Furthermore, the motorcycle industry has seen a global trend of making the installation of advanced brakes mandatory as market growth is spearheaded by the demand from Asia and other emerging countries. To survive global competition in a growing market where competition is becoming increasingly intense, automobile manufacturers are required to swiftly cater to the diversified market needs and offer highly cost-competitive products in a timely manner. The Target Company also engages in an array of research and development activities to respond to those new customer demands and technical innovation, but it is aware that its human and material resources alone are not sufficient to preclude its efforts from being limited. The Target Company also believes it imperative to realize supplying high value-added and cost-competitive products to survive global competition among suppliers. This will be attained by promptly establishing those competitive technologies that may be difficult for the Target Company to obtain alone, and by creating an efficient development and production structure in the conventional technology areas, such as machine components.

The Target Company believes that under the above circumstances, it would be able to respond with flexible and speedy decision-making to the aforementioned challenges that it cannot easily address alone, and the synergy effects in (i) and (ii) below will be attained more effectively by it becoming the Tender Offeror’s wholly-owned subsidiary and by realizing the Integration, in order for the Target Company to continue its sustainable growth in the future. As a result, the Target Company expects that the Tender Offeror Group, with the addition of the Target Company, will be able to further boost its business competitiveness and profit base and enhance its enterprise value.

(i)	Streamlining development and production structure and enhancing development of the next-generation technology

According to the Target Company, the alliance among the Three Target Companies and Hitachi Automotive Systems will enable them to enhance their development structure in next-generation technology areas expected to see growing demands in the future, such as electrification technologies and advanced safety technologies. Simultaneously, it will also enable the Tender Offeror Group, including the Target Company, to obtain Hitachi Automotive Systems’ technologies in the system and IT field, which the Tender Offeror Group had to develop alone without choice, and thereby to achieve selected and concentrated development investment. The Target Company expects that this will realize the optimal allocation of business resources for the Tender Offeror Group, including the Target Company, as a whole. In addition, by accelerating mutual complementation between technology areas and regional bases in the Integrated Company’s development and production fields, the Integrated Company will be able to supply more high value-added and cost-competitive products and to establish a supply structure to swiftly and flexibly respond to changes in demands of automobile manufacturers including the Tender Offeror.

(ii)	Reducing procurement and production costs through increased component sales to automobile manufacturers other than the Tender Offeror

Based on the industry’s latest technologies in a wide range of areas from conventional technologies such as machine components to electrification and information technologies, the Integrated Company expects that it will be able to establish a comprehensive development structure with automobile manufacturers and, as one of the global mega suppliers, to expand its sales to automobile manufacturers other than the Tender Offeror. With the increase in component production resulting from the above, the Integrated Company expects to reduce procurement and production costs through the scale effect and thus to realize excellent profitability and competitiveness based on the international competitive advantage.

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The Target Company has been engaged in a joint venture business with Veoneer as a joint venture partner since April 2016 in automobile brake control (mechatro) systems (Note 1), brake application (sprung part) systems (Note 2), and the development, design, manufacture and sale of parts of the foregoing (the “NBS Business”). After continuing discussions for further growth of the NBS Business in North America, and to optimize their business strategies for the NBS Business in North America, the Target Company and Veoneer transferred in June 2019 all shares in Veoneer Nissin Brake Systems America LLC (a U.S. joint venture in the NBS Business; “VNBA”) held by the Target Company (49.0% of all issued shares) to Veoneer Roadscape Automotive, Inc. (Veoneer’s wholly-owned subsidiary that leads the NBS Business in North America).

On the other hand, NBSJ and NBSZ (joint ventures in Japan and China, respectively, in the NBS Business) handle regenerative brakes for automobiles as their primary products. Regenerative brakes transform motion energy into power energy by activating a power generator when controlling the brake and charge batteries, and are used for electric vehicles and hybrid cars. They improve automobile fuel efficiency and contain greenhouse gasses within the prescribed limit. In response to strict environmental regulations on exhaust gas and fuel efficiency in recent years and increasing demands for electric vehicles and hybrid cars that can operate over long distances, the market size of regenerative brakes is expected to continue to expand in the future.

Under these circumstances, and partly because the Tender Offeror receives regenerative brakes from NBSJ and NBSZ, the Target Company and the Tender Offeror performed repeated, careful examinations from the perspective of enhancing the enterprise value of the Tender Offeror Group as a whole, including the Target Company, and they determined that it is appropriate to cancel the Target Company’s and Veoneer’s joint venture in the NBS Business and for the Target Company and the Tender Offeror to jointly acquire all shares of NBSJ and NBSZ held by Veoneer AB (Veoneer’s wholly-owned subsidiary). Accordingly, the Tender Offeror and the Target Company entered into a share purchase agreement with Veoneer AB on October 30, 2019 for all shares in NBSJ and NBSZ held by Veoneer AB (51.0%, respectively, of the total number of their issued shares), where the Target Company will acquire 25.0% each of the total number of NBSJ’s and NBSZ’s issued shares, and the Tender Offeror will acquire 26.0% each of the total number of NBSJ’s and NBSZ’s issued shares. On February 3, 2020, the Tender Offeror and the Target Company jointly acquired all shares in NBSJ and NBSZ held by Veoneer AB. For details, please see “Notice Regarding Dissolution and Share Acquisition of Joint Ventures (Equity Method Affiliates) (Making Them Subsidiaries)” and “Notice Regarding Date of Execution of Share Purchase of Joint Venture Companies” separately released by the Target Company on October 30, 2019 and January 31, 2020, respectively.

(Note 1)

A brake control system using electricity (“mechatro” is a compound term of mechatronics (machine engineering) and electronics (electronic engineering)). It enhances fuel efficiency by realizing the regeneration of energy, not only by mechanically controlling the brake using a friction material (brake pad) but also by controlling the brake electronically.

(Note 2)

One of the parts comprising a brake is called a sprung part, as it is located above an automobile’s springs (suspension). Together with the brake control (mechatro) system, it enhances fuel efficiency by controlling the ratio between mechanical and electronic control.

According to the Target Company, it has discussed and negotiated with the Tender Offeror the purchase price per Target Company Share in the Tender Offer on multiple occasions. For the specific background to those discussions and negotiations, please see “(I) Background to, Purpose of, and Decision-Making Process of, the Resolution to Conduct the Tender Offer” of “(2) Background to Decision to Implement Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy” above.

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As a result of the above discussions and negotiations, the board of directors of the Target Company has decided that the Tender Offer will provide its shareholders with a reasonable opportunity to sell their shares at a price including an appropriate premium, due to factors including the following: (i) among the calculation results by Deloitte Tohmatsu Financial Advisory, the Tender Offer Price is above the scope of results of calculation by the market share price analysis and is within the scope of results of calculation by the comparable company analysis and discounted cash flow analysis (the “DCF Analysis”); (ii) the Tender Offer Price is considered to include an appropriate premium in comparison with the level of premiums in other tender offer cases that are aimed to make an entity a wholly-owned subsidiary, as the Tender Offer Price is the amount obtained by adding a premium of 25.49% (rounded off to two decimal places; the same method was applied to the calculation of premiums (%) in this paragraph) to 1,793 Japanese yen, which is the closing price of the Target Company Shares on the TSE 1st Section on October 29, 2019 (the business day before the announcement of the scheduled commencement of the Tender Offer), 43.13% to 1,572 Japanese yen (rounded off to the nearest whole number; the same method was applied to the calculation of the simple average of the closing prices in this paragraph), which is the simple average of the closing prices in the one month before that date (from September 30, 2019 to October 29, 2019), 53.48% to 1,466 Japanese yen, which is the simple average of the closing prices in the three months before that date (from July 30, 2019 to October 29, 2019), and 54.32% to 1,458 Japanese yen, which is the simple average of the closing prices in the six months before that date (from May 7, 2019 to October 29, 2019); (iii) the Target Company considers that the interests of its minority shareholders have been sufficiently considered, as it has taken the measures to ensure the fairness of the Tender Offer Price set forth in “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer” below in deciding the Tender Offer Price; and (iv) the Tender Offer Price has been proposed after the above measures to be taken to resolve conflicts of interest were taken, and as a result of the Target Company and the Tender Offeror having discussions and negotiations comparable to those that are conducted in an arm’s-length transaction.

Accordingly, all eight directors of the Target Company deliberated and unanimously passed a resolution at the meeting of the board of directors held on October 30, 2019 that, as the Target Company’s opinion as of October 30, 2019, the board of directors would express its opinion to support the Tender Offer, and that it would recommend that the shareholders of the Target Company tender the Target Company Shares for the Tender Offer if it were commenced. The meeting of the board of directors was attended by all four company auditors of the Target Company, who all expressed the opinion that they would not object to the board of directors of the Target Company passing the resolution.

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Upon a satisfaction of the Conditions Precedent, the Tender Offer will be promptly commenced. However, it is difficult to accurately estimate a period of time required for obtaining permissions for notifications regarding the business combination from competition authorities of the relevant countries and permissions from concerned authorities of the relevant countries. Therefore, at the meeting of the above board of directors, it was also resolved that, in connection with the commencement of the Tender Offer, the Target Company asked the special committee established by the Target Company to examine whether there are any changes in the opinion of the Written Report on October 29, 2019 and to state to the Target Company’s board of directors that there are no changes if there is no change, or to submit the opinions after the change if there are any changes, and to express its opinion regarding the Tender Offer again, based on that opinion, when the Tender Offer commences.

Subsequently, as of July 30, 2020, it was possible to anticipate the completion of all procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer; therefore, the Tender Offeror requested that the Target Company commence preparations for the decision to commence the tender offer on August 18, 2020, subject to the completion of such procedures and activities by August 14, 2020. However, because the procedures and activities based on the competition law of Thailand were not completed as of August 14, 2020, the Tender Offeror notified the Target Company on the same date that it will not make a decision in relation to the commencement of the Tender Offer on August 18, 2020. After that, on August 26, 2020, all procedures and activities based on domestic and foreign competition laws, the completion of which had been required for the commencement of the Tender Offer, were completed; therefore, on August 27, 2020, the Tender Offeror told the Target Company that it wants to commence the Tender Offer on September 2, 2020, on the premise that other Conditions Precedent would be satisfied. According to the September 1 Press Release by the Target Company, on August 4, 2020, based on the progress of the procedures and activities above, required by based on domestic and foreign competition laws, the Target Company asked the special committee established by the Target Company to examine whether there are any changes in the opinion of the Written Report on October 29, 2019, and to state to the Target Company’s board of directors that there are no changes if there is no change, or to express its opinion after the change if there are any changes as stated in “(III) Independent Special Committee Established, and a Written Report Obtained, by the Target Company” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer.”

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The special committee confirmed the relevant facts, e.g., whether any material change has occurred on and after October 30, 2019 that may influence the Transaction, with the Target Company, and as a result of consideration of the above matters, the special committee confirmed that in view of the circumstances between October 30, 2019 and August 31, 2020, no circumstances can be seen that require the content of the Written Report on October 29, 2019, be changed, and on August 31, 2020, upon its unanimous resolution, submitted to the board of directors of the Target Company the Written Report on August 31, 2020, stating there were no changes to the above opinions.

Under these circumstances, recently, the Tender Offeror confirmed that the Conditions Precedent have been satisfied, and that the conditions to commence the Tender Offer have been fulfilled. Therefore, the Tender Offeror decided to commence the Tender Offer on September 1, 2020.

With regard to this decision, the Target Company carefully reconsidered the various conditions regarding the Tender Offer by respecting to the maximum extent the content of the Written Report on August 31, 2020 submitted by the special committee. As a result, the Target Company confirmed that there were no material changes that would require changes to the various terms and conditions of Tender Offer to the business condition of the Target Company including the influence of the spread of the novel coronavirus (COVID-19), or the environment surrounding the Transactions, and that no circumstances occurred that would cause an important impact to the calculation method of the share value of the Target Company between October 30, 2019 and September 1, 2020, and decided that there were no factors as of September 1, 2020 that would change the decision of the Target Company regarding the Tender Offer.

Accordingly, at the meeting of the board of directors held on September 1, 2020, all six directors of the Target Company deliberated and unanimously passed a resolution again that the board of directors would express its opinion to support the Tender Offer, and that it would recommend that the shareholders of the Target Company tender the Target Company Shares for the Tender Offer. The meeting of the board of directors was attended by all four company auditors of the Target Company, who all expressed the opinion that they would not object to the board of directors of the Target Company passing the resolution.

The Target Company directors—Messrs. Yasushi Kawaguchi, Kazuya Sato and Aiji Yamanaka, were employees of the Tender Offeror until March 2018, March 2013, and March 2018, respectively. However, they all transferred to the Target Company at the respective months and neither concurrently serve as officers or employees of the Tender Offeror, nor are in a position to receive instructions from the Tender Offeror as managers of the Target Company. Therefore, there are no circumstances where they have or may have a conflict of interest with the Target Company as of October 30, 2019 and September 1, 2020.

The resolution of the Target Company’s board of directors above was made by the method set forth in “(V) Approval of All Directors of the Target Company with No Interest in the Transactions, and No Objection from All Company Auditors of the Target Company with No Interest in the Transactions” of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer below.”

(3)	Material Agreements Regarding the Tender Offer

The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi have concluded the Basic Contract as of the Basic Contract Conclusion Date, as outlined below (please note that the Basic Contract was amended by the Agreement on the Amendment of the Basic Contract Regarding Business Integration, dated June 1, 2020, and the Agreement (2) on the Amendment of the Basic Contract Regarding Business Integration, dated August 13, 2020. These Amendment Agreements amend a part of the prior acceptance matters regarding the business of the Three Target Companies and Hitachi Automotive Systems, and the restructuring of Keihin’s air conditioning business; however, the matters stated in (I) to (IV) below are not changed).

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(I)	The Tender Offer Conducted by the Tender Offeror

The Tender Offeror shall conduct the Tender Offer, on condition that all conditions set forth in the following items have been satisfied:

(a)

The Target Company has resolved to support the Tender Offer and to recommend to its shareholders to tender in the Tender Offer, has published the resolution, and has not changed the resolution or passed a contradictory resolution by its board of directors during the period from the Basic Contract Conclusion Date to the Tender Offer Commencement Determination Date;

(b)	The Target Company has obtained a third party’s opinion (Note 1) that a tender offer for its shares is not disadvantageous to its minority shareholders, and the opinion has been upheld;

(Note 1)	A third party’s opinion means an opinion of the special committee established by the Target Company; hereinafter the same shall apply.

(c)	The Target Company’s representations and warranties pursuant to the Basic Contract are true and correct in material respects;

(d)	All obligations due to be performed or complied with by Hitachi, Hitachi Automotive Systems and the Target Company under the Basic Contract have been performed or complied with in material respects;

(e)	The acquisition by the Tender Offeror and the Target Company of all shares in NBSJ and NBSZ held by Veoneer AB has been completed;

(f)

The Japan Fair Trade Commission has issued a notice regarding the Transactions that it will not issue a notice under Article 50, paragraph (1) of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947, as amended; the “Anti-monopoly Act”);

(g)

Notification to any foreign competition law authority has been completed, or the waiting period after the notification has matured or terminated early; or an approval has been obtained from, and other procedures have been completed with, any foreign competition law authority, as required for the Transactions under any competition law of a non-Japanese jurisdiction agreed to between All Parties;

(h)	There are no laws or regulations, or decisions by any competent authority, that limit or prohibit any of the Transactions;

(i)

No cause or event has occurred that has a material adverse effect on the Target Company’s or Hitachi Automotive Systems’ business, assets, liabilities, financial status, business performance, cash flow or future profit plan on a consolidated basis; and no other event has occurred to any company in the Target Company Group or any of Hitachi Automotive Systems and its subsidiaries and affiliates (collectively with Hitachi Automotive Systems, the “Hitachi Automotive Systems Group”) that materially affects the decision to conduct the Tender Offer;

(j)	There has been no impact of any natural disaster or other cause not attributable to the Tender Offeror where it is impossible to commence the Tender Offer in light of socially accepted norms;

(k)	There are no material non-public information related to the Target Company or any of its subsidiaries;

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(l)

The Target Company has submitted to the Tender Offeror a letter of confirmation of material information (a letter that represents and warrants that there is no material non-public information or facts related to the Target Company or any of its subsidiaries as of the Tender Offer Commencement Determination Date);

(m)	The conditions to the Tender Offeror commencing tender offers against Keihin and Showa are reasonably anticipated to be satisfied or waived;

(n)	The “Basic Agreement for Subsidiaries’ Management Integration” dated October 30, 2019, concluded between Hitachi and the Tender Offeror is continuing in effect; and

(o)

Hitachi has not issued a notice to the Tender Offeror requesting not to commence the Tender Offer, or the conditions contained in such notice, if made, by Hitachi to the Tender Offeror have been satisfied or waived.

(II)	The Target Company’s Support for the Tender Offer

The Target Company shall resolve that it will support the Tender Offer and will recommend to its shareholders to tender in the Tender Offer, on condition that all conditions set forth in the following items have been satisfied, except where it is reasonably determined that passing these resolutions violates the Target Company’s directors’ duty of due care of a prudent manager:

(a)	The Target Company has obtained a third party’s opinion that the Tender Offer is not disadvantageous to its minority shareholders, and the opinion has been upheld;

(b)	The key terms of the Tender Offer are in line with the terms and conditions agreed pursuant to the Basic Contract;

(c)	Tender offers by the Tender Offeror against Keihin and Showa are reasonably anticipated to be commenced;

(d)	Hitachi’s, Hitachi Automotive Systems’ and the Tender Offeror’s representations and warranties pursuant to the Basic Contract are true and correct in material respects;

(e)	All obligations due to be performed or complied with by Hitachi, Hitachi Automotive Systems and the Tender Offeror under the Basic Contract have been performed or complied with in material respects;

(f)	The Japan Fair Trade Commission has issued a notice regarding the Transactions that it will not issue a notice under Article 50, paragraph (1) of the Anti-monopoly Act;

(g)

By the Tender Offer Commencement Determination Date, notification to any foreign competition law authority has been completed, or the waiting period after the notification has matured or terminated early; or an approval has been obtained from, and other procedures have been completed with, any foreign competition law authority, as required for the Transactions under any competition law of a non-Japanese jurisdiction agreed to between All Parties;

(h)	There are no laws or regulations, or decisions by any competent authority, that limit or prohibit the Tender Offer; and

(i)

No cause or event has occurred that has a material adverse effect on Hitachi Automotive Systems’ business, assets, liabilities, financial status, business performance, cash flow or future profit plan on a consolidated basis; and no other event has occurred to any of Hitachi Automotive Systems Group that materially affects the Target Company’s decision to pass a resolution to support the Tender Offer and to recommend to its shareholders to tender in the Tender Offer.

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(III)	Making the Target Company a Wholly-Owned Subsidiary

When the Tender Offer is completed, if the Tender Offeror has not succeeded in acquiring all the shares of the Target Company through the Tender Offer, then the Tender Offeror will take measures necessary to make the Target Company its wholly-owned subsidiary by means of demand for cash-out or share consolidation.

(IV)	Absorption-type Merger

Promptly after the Tender Offeror makes the Target Company, Keihin, and Showa its wholly-owned subsidiaries, Hitachi shall cause Hitachi Automotive Systems, and the Tender Offeror shall cause the Target Company, Keihin, and Showa, to implement a series of absorption-type merger in which Hitachi Automotive Systems will be the ultimate surviving company, and the Target Company, Keihin, and Showa will be the ultimate disappearing companies.

If any of the tender offers targeting the Target Company, Keihin, or Showa is not successfully completed, or if a substantial delay is expected in making any one or two companies among the Target Company, Keihin, and Showa the Tender Offeror’s wholly-owned subsidiaries, then Hitachi and the Tender Offeror shall implement the Absorption-type Merger between Hitachi Automotive Systems and the company(ies) from among the Target Company, Keihin, and Showa that has successfully become wholly-owned subsidiary(ies) of the Tender Offeror. Conditions of the absorption-type merger between Hitachi Automotive Systems and such wholly-owned subsidiary(ies) shall be determined upon good-faith consultation based on the enterprise values of Hitachi Automotive Systems, the Target Company, Keihin, and Showa agreed upon between Hitachi and the Tender Offeror.

(4)	Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer

Given that the Target Company is not a subsidiary of the Tender Offeror as of today, the Tender Offer does not constitute a tender offer by a controlling shareholder. However, the Tender Offeror is the Target Company’s largest shareholder among its major shareholders, and is its other associated company, and owns 22,682,205 shares (ownership ratio: 34.86%) of the Target Company Shares as of today. The Tender Offeror aims to make the Target Company its wholly-owned subsidiary. By considering the above and other relevant factors, the Tender Offeror and the Target Company have taken the measures described below to ensure the fairness of the Tender Offer Price, eliminate any arbitrariness in the decision-making process to decide to implement the Tender Offer, and avoid any conflicts of interest.

Even though the Tender Offeror has not had the successful completion of the Tender Offer conditioned on the tender by the so-called “majority of the minority” in the Tender Offer, the Tender Offeror believes that the interests of the Target Company’s minority shareholders have been sufficiently considered by taking the measures (I) to (VI) below.

(I)	Valuation Report Obtained by the Tender Offeror from an Independent Third-Party Valuation Organization

With the aim of ensuring the fairness of the Tender Offer Price, the Tender Offeror asked a financial advisor, Nomura Securities, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in determining the Tender Offer Price. Nomura Securities is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

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Based on the determination that it is appropriate to evaluate the Target Company Shares multilaterally after reviewing the calculation method to be adopted in calculating the value of the Target Company Shares amongst multiple share valuation methods, and on the assumption that the Target Company will continue its operations, Nomura Securities calculated the value of the Target Company Shares using the following methods: the market share price analysis (because the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies comparable to the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the calculation). On October 29, 2019, the Tender Offeror obtained a report on valuation of the shares (the “Valuation Report”) from Nomura Securities. The Tender Offeror has not obtained any evaluation regarding the fairness of the Tender Offer Price (i.e., a fairness opinion).

For an overview of the Valuation Report obtained by the Tender Offeror from Nomura Securities, please see “(I) Basis for the Calculation” and “(II) Background of the Calculation” of “(4) Basis for the Calculation of the Purchase Price” of “2. Overview of the Purchase” below.

(II)	Valuation Report Obtained by the Target Company from an Independent Third-Party Valuation Organization

(i)	Name of the valuation organization, and its relationship with the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi

According to the Target Company Press Releases, the Target Company asked a financial advisor, Deloitte Tohmatsu Financial Advisory, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in expressing its opinion to support the Tender Offer, in order to eliminate any arbitrariness in the Target Company’s decision-making process regarding the Tender Offer Price offered by the Tender Offeror and to ensure the fairness of the Tender Offer Price. The Target Company obtained the Deloitte Tohmatsu Valuation Report on October 29, 2019. Deloitte Tohmatsu Financial Advisory is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer. The Target Company has not obtained any written opinion regarding the fairness of the Tender Offer Price (i.e., a fairness opinion) from Deloitte Tohmatsu Financial Advisory.

(ii)	Overview of calculation

Based on the determination that it is appropriate to evaluate the value of the Target Company Shares multilaterally after reviewing the calculation method to be adopted in calculating the value of the Target Company Shares from amongst multiple share valuation methods, and on the assumption that the Target Company is a going concern, Deloitte Tohmatsu Financial Advisory calculated the value of the Target Company Shares using the following methods: the market share price analysis (because there are market share prices as the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies that engage in businesses relatively similar to those of the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the calculation). The ranges of per-share value of the Target Company Shares calculated using those methods are as follows:

Market share price analysis:	1,458 Japanese yen to 1,793 Japanese yen
Comparable company analysis:	1,959 Japanese yen to 2,457 Japanese yen
DCF Analysis:	1,987 Japanese yen to 2,492 Japanese yen

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Under the market share price analysis, where October 29, 2019, which is the business day immediately preceding the date of the announcement of the scheduled commencement of the Tender Offer, was the reference date, the per-share value of the Target Company Shares was analyzed to range from 1,458 Japanese yen to 1,793 Japanese yen, based on the following prices of Target Company Shares on the TSE 1st Section: the closing price on the reference date (1,793 Japanese yen); the simple average of the closing price for the one month immediately preceding the reference date (1,572 Japanese yen) (any fraction is rounded off to the nearest Japanese yen; hereinafter, the same shall apply to the calculation of the simple average of closing prices in this paragraph); the simple average of the closing price for the three months immediately preceding the reference date (1,466 Japanese yen); and the simple average of the closing price for the six months immediately preceding the reference date (1,458 Japanese yen).

Under the comparable company analysis, the Target Company’s business value was analyzed through comparison with the market share price and financial indicators (e.g., profitability) of listed companies that engage in businesses comparatively similar to those of the Target Company, and then the value of the Target Company Shares was analyzed by considering the impact accompanying the transaction of NBSJ shares and NBSZ shares being acquired from Veoneer AB (the Target Company’s total acquisition value: 9,403 million Japanese yen, based on the exchange rate on October 29, 2019). As a result, the per-share value of the Target Company Shares was analyzed to range from 1,959 Japanese yen to 2,457 Japanese yen.

Under the DCF Analysis, the Target Company’s enterprise value and share value were analyzed by discounting the free cash flow that is expected to be generated by the Target Company in and after the third quarter of the fiscal year ending in March 2020 at a certain discount rate to the present value, based on the Target Company’s business plan for the fiscal year ending in March 2020 through the fiscal year ending in March 2023, by considering the impact accompanying the transaction of NBSJ shares and NBSZ shares being acquired from Veoneer AB (the Target Company’s total acquisition value: 9,403 million Japanese yen, based on the exchange rate on October 29, 2019). Using this methodology, the per-share value of the Target Company Shares was analyzed to range from 1,987 Japanese yen to 2,492 Japanese yen. In the Target Company’s business plan used by Deloitte Tohmatsu Financial Advisory for the DCF Analysis, no significant increases or decreases in profits are expected. The synergistic effects expected to be achieved by implementing the Integration, including the Tender Offer, have not been factored into the business plan because it is difficult to estimate them at the time of the calculation.

(III)	Independent Special Committee Established, and a Written Report Obtained, by the Target Company

According to the Target Company Press Releases, the Target Company passed a resolution on July 24, 2019, to establish a special committee comprised of the following four members in order to eliminate any arbitrariness in the Target Company’s decision-making regarding the Transactions, and to ensure the fairness, transparency and objectivity of the decision-making: Mr. Akito Takahashi (attorney-at-law, Takahashi & Katayama Law Office), Mr. Yoshihiko Terada (certified public accountant, Trustees Consulting LLP), and Messrs. Masataka Fukui and Kimiaki Taguchi (outside directors and independent officers of the Target Company), who are all external knowledgeable persons and independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi. There has been no change in the initial special committee members since its establishment.

The Target Company consulted the special committee on the following matters (collectively, the “Matters of Inquiry”) and commissioned it to submit the Written Report for those matters to the board of directors of the Target Company: (i) whether the Transactions by the Tender Offeror are expected to enhance the enterprise value of the Target Company, and the purpose thereof is considered reasonable; (ii) whether the interests of the Target Company’s minority shareholders have been sufficiently considered through fair procedures in the Transactions; (iii) whether the terms of the Transactions are considered appropriate; (iv) whether the Transactions are not expected to be disadvantageous to the Target Company’s minority shareholders in light of (i) through (iii) above; and (v) if the Transactions are implemented by the Tender Offer, whether it is considered appropriate for the board of directors of the Target Company to express an opinion to support the Tender Offer and to recommend that the Target Company shareholders tender their shares in the Tender Offer, in light of (i) through (iv) above.

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The special committee met 8 times in total between July 29, 2019 and October 24, 2019 to discuss and carefully consider the Matters of Inquiry. Specifically, before considering those matters, the special committee received information on the matters including the following from the Target Company and conducted a question-and-answer session regarding these matters: the circumstances where the Target Company received the proposal for the Transactions; the purpose of the Transactions; the Target Company’s business status and future outlook; the specific factors of the Transactions that may affect the Target Company’s business plan; the Tender Offeror’s involvement to date in the Target Company’s business management; negotiation status regarding the terms of the Transactions; and the business plan. Then, the special committee received information on the following matters from the Tender Offeror and conducted a question-and-answer session regarding these matters: the circumstances where the Tender Offeror proposed the Transactions; the purpose, background, and necessity of the Transactions; the business overview; its involvement in the Target Company’s business management; and the business development contemplated after the Transactions. The special committee also received reports from the Target Company on the status of discussions and negotiations between the Target Company and the Tender Offeror regarding the Transactions. Furthermore, the special committee received the results of calculation of the value of the Target Company Shares by Deloitte Tohmatsu Financial Advisory, conducted a question-and-answer session regarding the results, and was informed by Deloitte Tohmatsu Financial Advisory that it had calculated the value of the Target Company Shares by considering the impact accompanying the transaction of NBSJ shares and NBSZ shares being acquired from Veoneer AB (the Target Company’s total acquisition value: 9,403 million Japanese yen, based on the exchange rate on October 29, 2019). In addition, the special committee received information from Anderson Mori & Tomotsune on the measures to ensure the fairness of the procedures of the Transactions and to avoid conflicts of interest, and conducted a question-and-answer session regarding this matter.

After repeating careful discussions and consideration over the Matters of Inquiry through the above procedure, the special committee provided the board of directors of the Target Company with the Written Report on October 29, 2019 as outlined below on October 29, 2019, upon unanimous resolution by all committee members.

(i)	Whether the Transactions are expected to enhance the enterprise value of the Target Company, and the purpose thereof is considered reasonable

The Transactions are expected to enhance the enterprise value of the Target Company, and the purpose thereof is considered reasonable due to the following reasons: (a) “(a) Objective, necessity and background of the Transactions” and “(b) Advantages of the Transactions conducted through the Tender Offer” explained by the Target Company are specific and based on the Target Company’s current business and financial condition, and they are consistent with the general explanation of the industry and market environment to which the Target Company belongs, and they are considered realistic in terms of enhancing the future competitiveness of the Target Company; (b) necessity and advantages of the Transactions are reviewed between the Target Company and the Tender Offeror, taking into account the environment and future prediction of the market to which the Target Company belongs; (c) future prospects for the Target Company’s business and growth, and the measures considered for implementation after the Transactions, each of which was explained by the Target Company are based on the Target Company’s business and financial condition and regarded as including the Tender Offeror’s management policy, and all are not regarded as unreasonable; and (d) “(a) Objective, necessity and background of the Transactions” and “(b) Advantages of the Transactions conducted through the Tender Offer” are as stated in “(V) Process of and Reasons for Decision-Making by the Target Company” of “(2) Background to Decision to Implement Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy” above in particular, and realizing the management environment surrounding the Target Company as well as issues that the Target Company faces, becoming a wholly-owned subsidiary of the Tender Offeror and the Integration will all enable the Target Company to handle, based on flexible and quick decision-making, issues that are difficult to handle by itself and to effectively realize synergy.

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(ii)	Whether the interests of the Target Company’s minority shareholders have been sufficiently considered through fair procedures in the Transactions

The interests of the Target Company’s minority shareholders have been sufficiently considered through fair procedures in the Transactions, as explained below: (a) in consideration of how to handle the Transactions, in order to ensure the fairness of the conditions of the Tender Offer, especially the Tender Offer Price, the Target Company requested Deloitte Tohmatsu Financial Advisory, a third-party valuation organization independent of the Target Company and the Tender Offeror, to calculate the value of the Target Company Shares and obtained the Deloitte Tohmatsu Valuation Report; (b) in order to obtain legal advice on the Transactions, the Target Company appointed Anderson Mori & Tomotsune as a legal advisor independent of the Target Company and the Tender Offeror; (c) because the Transactions including the Transaction to Make the Target Company a Wholly-Owned Subsidiary are carried out with the Tender Offeror that has made the Target Company an equity-method affiliate, and a relative conflict of interest may occur depending on the situation, the Target Company has become aware of the necessity to carefully ensure the appropriateness and fairness of the terms and conditions of the Transactions and has requested that the Tender Offeror provide the transaction conditions giving due consideration to the interest of the minority shareholders from the early stage of the discussion; (d) the Target Company has validated the appropriateness and fairness of the conditions, and the feasibility several times and made final arrangements concerning the price expected to be resolved in the board meeting with respect to the tender offer price in the Tender Offer through discussion with the Tender Offeror; (e) thereafter, the Target Company and the Tender Offeror eventually reached an agreement on the terms and conditions of the Transactions including the Tender Offer Price, and in the Target Company, the agreed price became the Tender Offer Price expected to be resolved in the board meeting; (f) the Target Company has made an effort to ensure an opportunity for the Target Company shareholders to make proper decisions on the two-step acquisition through early and detailed disclosure and explanation; (g) the Target Company has made an effort to eliminate any arbitrariness in the decision-making process by considering the existence of its directors with interests, specifically, whether the Target Company’s directors participate in the review of the Transactions, and whether to participate in the future examination and resolution of the board meeting to be held on the Transactions; (h) in the Tender Offer, the minimum number of shares to be acquired will be established as described in “(1) Overview of the Tender Offer” above, and due to establishing the minimum number, if the number of shares tendered for the Tender Offer is small, the purchase of the Target Company’s shares through the Tender Offer will not be carried out; by doing this, the Target Company respects the intention of its general and minority shareholders to the maximum possible extent; and (i) it is deemed that specific measures are taken to address various points including ensuring an objective situation to secure the fairness of the terms and conditions of the Transaction to Make the Target Company a Wholly-Owned Subsidiary and that due consideration is given to the interest of the Target Company’s shareholders through fair procedures.

(iii)	Whether the terms of the Transactions are considered appropriate

The terms of the Transactions (including the purchase price of the Tender Offer Shares in the Tender Offer) are considered appropriate, due to the following reasons: (a) In order to ensure the fairness and appropriateness of the terms and conditions of the Transactions, especially the tender offer price of the Target Company’s common shares in the Tender Offer, in consideration and determination thereof, the Target Company appointed an independent third-party valuation organization for calculation of the value of the Target Company Shares and refers to the Deloitte Tohmatsu Valuation Report that is obtained from such third-party valuation organization; (b) in the process of calculation to reach the conclusion in the Deloitte Tohmatsu Valuation Report, the calculation method is considered general and reasonable in light of current practice; (c) the details of the calculation are also considered reasonable in light of current practice; (d) based on the above, it is considered that the Deloitte Tohmatsu Valuation Report contains no unreasonable points or significant issues; (e) the Company has also considered the Tender Offer Price comprehensively taking into account circumstances such as the necessity and advantages of the Transactions, and their effect on the future business of the Target Company based on the Deloitte Tohmatsu Valuation Report; (f) an experienced financial advisor (a third-party valuation organization) is employed and the terms and conditions of the Transactions have been comprehensively negotiated including the Tender Offer Price; (g) the Tender Offer Price expected to be conclusively resolved in the Target Company’s board meeting is considered a price including a proper premium; (h) these actions by the Target Company are considered reasonable and appropriate to ensure fairness and appropriateness of the terms and conditions of the Transactions (including the Tender Offer), the Tender Offer Price in particular, and to eliminate any arbitrariness in the process of determination and decision-making with respect to the foregoing; (i) according to the explanation by the Target Company, absent specific circumstances in the future, the terms and conditions of the Transaction to Make the Target Company a Wholly-Owned Subsidiary are also expected to be calculated and decided on the same basis as the Tender Offer Price; (j) and the Transaction to Make the Target Company a Wholly-Owned Subsidiary is expected to be carried out after the Tender Offer as the procedures following the Tender Offer (the procedures for two-step acquisition), and it is reasonable to streamline the terms and conditions of the transactions of both procedures that have similar timelines.

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(iv)	Whether the Transactions are not expected to be disadvantageous to the Target Company’s minority shareholders in light of (i) through (iii) above

With respect to matters other than those considered in (i) through (iii) above, the special committee has not presently found any circumstances that make the Transactions including the Tender Offer appear disadvantageous to the minority shareholders of the Target Company; therefore, the Transactions are considered not disadvantageous to the minority shareholders of the Target Company.

(v)

If the Transactions are implemented by the Tender Offer, whether it is considered appropriate for the board of directors of the Target Company to express an opinion to support the Tender Offer and to recommend that the Target Company shareholders tender their shares in the Tender Offer, in light of (i) through (iv) above

Based on the above facts, it is reasonable for the board of directors of the Target Company to express an opinion in support of the Tender Offer and to recommend to its shareholders to tender shares in the Tender Offer, and no reasons against this have presently been found: (i) the Transactions are expected to enhance the enterprise value of the Target Company and the purpose thereof is considered reasonable, (ii) in the Transactions, due consideration is given to the interest of the minority shareholders of the Target Company through fair procedures, (iii) the terms of the Transactions are considered appropriate, and (iv) considering (i) through (iii) above, the Transactions are regarded as not disadvantageous to the minority shareholders of the Target Company.

After that, as of July 30, 2020, it was possible to anticipate the completion of all procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer; therefore, the Tender Offeror requested that the Target Company commence preparations for the decision to commence the tender offer on August 18, 2020, subject to the completion of such procedures and activities by August 14, 2020. However, because the procedures and activities based on the competition law of Thailand were not completed as of August 14, 2020, the Tender Offeror notified the Target Company on the same date that it will not make a decision in relation to the commencement of the Tender Offer on August 18, 2020. After that, on August 26, 2020, all procedures and activities based on domestic and foreign competition laws, the completion of which had been required for the commencement of the Tender Offer, were completed; therefore, on August 27, 2020, the Tender Offeror told the Target Company that it wants to commence the Tender Offer on September 2, 2020, on the premise that other Conditions Precedent would be satisfied. According to the September 1 Press Release by the Target Company, on August 4, 2020, based on the progress of the procedures and activities above, required by domestic and foreign competition laws, the Target Company asked the special committee established by the Target Company to examine whether there are any changes in the opinion of the Written Report on October 29, 2019, and to state to the Target Company’s board of directors that there are no changes if there is no change, or to submit the opinions after the change if there are any changes.

The special committee confirmed the relevant facts, e.g., whether any material change has occurred on and after October 30, 2019 that may influence the Transaction, with the Target Company, and as a result of consideration of the above matters, the special committee confirmed that there are no circumstances that may result in changes to the Written Report on October 29, 2019, even taking into consideration of circumstances occurred between October 30, 2019 and August 31, 2020. On August 31, 2020, upon an unanimous resolution, the special committee submitted to the board of directors of the Target Company the Written Report on August 31, 2020, stating there were no changes to the above opinions.

(IV)	Advice from Independent Law Firm to the Target Company

According to the Target Company Press Releases, the Target Company appointed Anderson Mori & Tomotsune as its legal advisor independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in order to ensure the fairness and propriety of the decision-making process of the Transactions and has received therefrom legal advice required for the matters to note concerning the decision-making process and methods for the Transactions, and other decision-making regarding the Transactions. Anderson Mori & Tomotsune is not a related party to the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, or Hitachi, and does not have any significant interest in the Transactions.

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(V)	Approval of All Directors of the Target Company with No Interest in the Transactions , and No Objection from All Company Auditors of the Target Company with No Interest in the Transactions

According to the Target Company Press Releases, the board of directors of the Target Company carefully discussed and examined the series of procedures of the Transactions and the terms of the Tender Offer, based on the Deloitte Tohmatsu Valuation Report obtained from Deloitte Tohmatsu Financial Advisory and the legal advice of Anderson Mori & Tomotsune, and by respecting to the maximum extent the content of the Written Report on October 29, 2019 obtained from the special committee.

As a result, under the grounds and reasons described in “(V) Process of and Reasons for Decision-Making by the Target Company” in “(2) Background to Decision to Implement Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy” above, all eight directors of the Target Company deliberated and unanimously passed a resolution at the meeting of the board of directors held on October 30, 2019 that, as the Target Company’s opinion as of the same date, the board of directors would express its opinion to support the Tender Offer, and that it would recommend that the shareholders of the Target Company tender the Target Company Shares for the Tender Offer if it were commenced. The meeting of the board of directors was attended by all four company auditors of the Target Company, who all expressed an opinion that they would not object to the board of directors of the Target Company passing the resolution.

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After that, as of July 30, 2020, it was possible to anticipate the completion of all procedures and activities based on domestic and foreign competition laws, which are required for the commencement of the Tender Offer; therefore, the Tender Offeror requested that the Target Company commence preparations for the decision to commence the tender offer on August 18, 2020, subject to the completion of such procedures and activities by August 14, 2020. However, because the procedures and activities based on the competition law of Thailand were not completed as of August 14, 2020, the Tender Offeror notified the Target Company on the same date that it will not make a decision in relation to the commencement of the Tender Offer on August 18, 2020. After that, on August 26, 2020, all procedures and activities based on domestic and foreign competition laws, the completion of which had been required for the commencement of the Tender Offer, were completed; therefore, on August 27, 2020, the Tender Offeror told the Target Company that it wants to commence the Tender Offer on September 2, 2020, on the premise that other Conditions Precedent would be satisfied. According to the September 1 Press Release by the Target Company, on September 1, 2020, the Target Company carefully reconsidered the various conditions regarding the Tender Offer by respecting to the maximum extent the content of the Written Report on August 31, 2020 submitted by the special committee, and as a result confirmed that between October 30, 2019 and September 1, 2020, no material changes that would require changes to the various terms and conditions of the Tender Offer could be seen on the business condition of the Target Company including the influence of the spread of the novel coronavirus (COVID-19), and the environment surrounding the Transactions, and that no circumstances could be found that would cause a material impact to the Target Company’s calculation method of the share value, and also determined that as of September 1, 2020, there were no factors that would change the decision as of October 30, 2019 regarding the Tender Offer. As a result, at the board of directors meeting held on September 1, 2020, all six directors of the Target Company deliberated and unanimously passed a resolution to express its opinion to support the Tender Offer again and to recommend that the shareholders of the Target Company tender Target Company Shares for the Tender Offer. The meeting of the board of directors was attended by all four company auditors of the Target Company who all expressed an opinion that they would not object to the board of directors of the Target Company passing the resolution.

The Target Company directors—Messrs. Yasushi Kawaguchi, Kazuya Sato and Aiji Yamanaka, were employees of the Tender Offeror until March 2018, March 2013, and March 2018, respectively. However, they all transferred to the Target Company at the respective months and neither concurrently serve as officers or employees of the Tender Offeror, nor are in a position to receive instructions from the Tender Offeror as managers of the Target Company. Therefore, there are no circumstances where they have or may have a conflict of interest with the Target Company as of October 30, 2019 and September 1, 2020.

(VI)	Measures to Ensure Opportunities for Other Purchasers to Purchase

The Tender Offeror believes that there is a reasonable period between the announcement of the scheduled commencement of the Tender Offer and the commencement; therefore, it was ensured that a potential purchaser other than the Tender Offeror would have an opportunity to make a purchase under a tender offer for the Target Company Shares.

The Tender Offeror sets a 30 business-day purchase period in the Tender Offer (the “Tender Offer Period”), which is longer than the shortest period of 20 business days provided by laws and regulations, in order to: provide the shareholders of the Target Company with an appropriate opportunity to consider whether to tender their shares in the Tender Offer, to ensure that a potential purchaser other than the Tender Offeror would have an opportunity to make a competing purchase under a tender offer for the Target Company Shares, and to secure the appropriateness of the Tender Offer Price.

In addition, the Target Company has not concluded any agreement with the Tender Offeror that includes deal protection provisions to prohibit the Target Company from having contact with a competing offeror or that otherwise limits the opportunity for the Target Company to have contact with the competing offeror.

(5)	Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)

As stated in “(1) Overview of the Tender Offer” above, the Tender Offeror plans to make the Target Company its wholly-owned subsidiary. If the Tender Offer is successfully completed, and the Tender Offeror has not succeeded in acquiring all of the Target Company Shares, then the Tender Offeror intends to take procedures to make the Tender Offeror the only shareholder of the Target Company by the methods described below.

More specifically, after the successful completion of the Tender Offer, if the total number of voting rights owned by the Tender Offeror in the Target Company is equal to or exceeds 90% of the number of voting rights of all shareholders of the Target Company, and the Tender Offeror is thus a Special Controlling Shareholder as defined in Article 179, paragraph (1) of the Companies Act (Act No. 86 of 2005, as amended; hereinafter the same shall apply), then promptly after the completion of settlement for the Tender Offer, the Tender Offeror intends to demand that all the shareholders of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer (the “Shareholders Subject to Cash-Out”) sell all of their Target Company Shares pursuant to the provisions in Section 4-2, Chapter II, Part II of the Companies Act (the “Demand for Cash-Out”).

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In the Demand for Cash-Out, the Tender Offeror intends to decide on delivering, as the per-share value of Target Company Shares, the same amount of money as the Tender Offer Price to the Shareholders Subject to Cash-Out. In this case, the Tender Offeror will provide the Target Company with notice to that effect and seek approval of the Target Company for the Demand for Cash-Out. If the Target Company approves the Demand for Cash-Out by resolution of its board of directors, the Tender Offeror will, in accordance with the procedures prescribed in the relevant laws and regulations, acquire all the Target Company Shares owned by the Shareholders Subject to Cash-Out on the acquisition date determined for the Demand for Cash-Out, without the need to obtain individual approval from the Shareholders Subject to Cash-Out. The Tender Offeror intends to deliver to the Shareholders Subject to Cash-Out, as the per-share value of the Target Company Shares that they owned, the same amount of money as the Tender Offer Price for each Target Company Share. According to the Target Company, if it is notified by the Tender Offeror of the matters under each item of Article 179-2, paragraph (1) of the Companies Act in connection with the Tender Offeror’s intention to make a Demand for Cash-Out, the Target Company’s board of directors intends to approve the Demand for Cash-Out by the Tender Offeror.

According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Demand for Cash-Out relates, the Shareholders Subject to Cash-Out may file a petition with a court to determine the sales price of their Target Company Shares in accordance with Article 179-8 of the Companies Act and other relevant laws and regulations. If the petition mentioned above is filed, the sales price of Target Company Shares will be finally determined by the court.

On the other hand, after the successful completion of the Tender Offer, if the total number of voting rights owned by the Tender Offeror in the Target Company is less than 90% of the number of voting rights of all shareholders of the Target Company, the Tender Offeror intends to request, promptly after the completion of settlement for the Tender Offer, that the Target Company hold an extraordinary shareholders meeting (the “Extraordinary Shareholders Meeting”) that includes the following proposals in its agenda: (i) a proposal to consolidate the Target Company Shares pursuant to Article 180 of the Companies Act (the “Share Consolidation”); and (ii) a proposal to partially amend the Articles of Incorporation, including abolishing the unit share clause, on condition that the Share Consolidation becomes effective. The Tender Offeror intends to agree to each of those proposals at the Extraordinary Shareholders Meeting. If the proposal for the Share Consolidation is approved at the Extraordinary Shareholders Meeting, the Target Company’s shareholders will own the number of Target Company Shares reflecting the share consolidation ratio that was approved at the Extraordinary Shareholders Meeting, on the day when the Share Consolidation takes effect. If fractions less than one share are included in the number of shares as a result of the Share Consolidation, then pursuant to the procedures provided in Article 235 of the Companies Act and other relevant laws and regulations, the amount of money obtained by the sale of the Target Company Shares corresponding to the total of such fractions (any fraction of less than one share in the total number shall be rounded off; hereinafter the same shall apply) to the Target Company or the Tender Offeror will be delivered to each shareholder of the Target Company (excluding the Tender Offeror) having such fractional Target Company Shares. The Tender Offeror intends to request that the Target Company (a) calculate the sales price of the Target Company Shares corresponding to the total of such fractions so that the amount of money to be delivered, as a result of the sale, to each shareholder of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer equals the Tender Offer Price multiplied by the number of Target Company Shares owned by each such shareholder, and (b) file a petition with a court to permit such voluntary sale. The Share Consolidation ratio has not been determined as of today; however, it will be determined in such a way that the number of Target Company Shares owned by the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer will be a fraction of less than one share and the Tender Offeror will solely own all the Target Company Shares.

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According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Share Consolidation relates, if fractions less than one share are included in the number of shares as a result of the Share Consolidation, the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) will be entitled, in accordance with Articles 182-4 and 182-5 of the Companies Act and other relevant laws and regulations, to (a) demand that the Target Company purchase, at a fair price, all of the fractions of less than one share from among shares of common stock that they hold and (b) file a petition with a court to determine the sales price for their Target Company Shares. As stated above, in the Share Consolidation, the number of Target Company Shares owned by the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer will be a fraction of less than one share. Thus, the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who dissent from the Share Consolidation will be able to file a petition to determine the sales price. If the petition mentioned above is filed, the purchase price will be finally determined by the court.

With respect to the procedures of the Demand for Cash-Out and the Share Consolidation mentioned above, it may take time to implement those procedures; and those procedures may be replaced by other methods having almost the same effect as those procedures, depending on various factors such as the state of amendments, enforcement, the authorities’ interpretations, etc. of the relevant laws and regulations. However, in that case, a method is scheduled to be adopted where monies will be ultimately delivered to each shareholder of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer. It is also planned that the amount of money to be delivered to each shareholder under such method will be calculated so that it is equal to the Tender Offer Price multiplied by the number of Target Company Shares owned by each such shareholder. The Tender Offeror will discuss the specific procedures, time of implementation of those procedures, and other matters concerning the above with the Target Company, and the Target Company will promptly announce those matters as soon as they are determined.

We note that the Tender Offer does not solicit the Target Company’s shareholders to agree to proposals at the Extraordinary Shareholders Meeting. Each shareholder of the Target Company should confirm with a tax accountant or other specialist, at its own responsibility, how tendering into the Tender Offer or participating in the procedures described above are treated under relevant tax laws.

(6)	Likelihood of Delisting and Reasons Therefor

As of today, the Target Company Shares are listed on the TSE 1st Section. However, since the Tender Offeror has not set a maximum limit on the number of shares to be purchased in the Tender Offer, the Target Company Shares may be delisted through prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange, depending on the results of the Tender Offer. Additionally, even if the delisting criteria are not met upon the completion of the Tender Offer, the Tender Offeror intends to conduct transactions pursuant to the applicable laws and regulations in order to acquire all Target Company Shares as stated in “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase)” above after the successful completion of the Tender Offer. In such a case, the Target Company Shares will be delisted through the prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange. After delisting, the Target Company Shares will no longer be traded on the Tokyo Stock Exchange.

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2.	Overview of the Purchase

(1)	Overview of the Target Company

(i)	Name	Nissin Kogyo Co., Ltd.

(ii)	Location	801 Kazawa, Tomi City, Nagano Japan

(iii)	Name and Title of Representative	Yasushi Kawaguchi, Representative Director and President

(iv)	Description of Business Activities	Manufacture and sale of brake equipment for motorcycles and automobiles and aluminum products, etc.

(v)	Capital	3,694 million Japanese yen (as of March 31, 2020)

(vi)	Date of Establishment	October 27, 1953

(vii)	Major Shareholders and Ownership Percentage (as of March 31, 2020)	Honda Motor Co., Ltd.	34.86%
		Daishin Sangyo Co., Ltd.	5.22%
		J.P. MORGAN BANK LUXEMBOURG S.A. 1300000 (standing agency, Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	5.04%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	3.46%
		Naoya Miyashita	3.21%
		Mizuho Securities Co., Ltd.	3.16%
		J.P. Morgan Securities Japan Co., Ltd.	2.66%
		Japan Trustee Services Bank, Ltd. (Trust Account)	1.92%
		GOLDMAN, SACHS & CO. REG (standing agency: Goldman Sachs Japan Co., Ltd.)	1.89%
		GOVERNMENT OF NORWAY-CFD (standing agency: Tokyo Branch, Citibank, N.A.)	1.50%

(viii)	Relationship between the Tender Offeror and Target Company

	Capital Relationship	The Tender Offeror owns 22,682,205 Target Company Shares (ownership ratio 34.86%).
	Personnel Relationship	N/A
	Business Relationship	The Target Company sells automotive components to the Tender Offeror.
	Status as Related Parties	The Target Company is an equity-method affiliate of the Tender Offeror and thus is a related party.

(Note)

The “Major Shareholders and Ownership Percentage” contains the same statements as the “Major Shareholders” in the annual securities report for the 67th fiscal year submitted by the Target Company on June 30, 2020.

(2)	Schedule, etc.

(I)	Schedule

Date of Public Notice for Commencement of Tender Offer

September 2, 2020 (Wednesday)

Electronic public notice is issued and the notice to that effect is posted in the Nihon Keizai Shimbun.

(URL of electronic public notice: https://disclosure.edinet-fsa.go.jp/)

Submission Date of Tender Offer Registration Statement	September 2, 2020 (Wednesday)

(II)	Tender Offer Period Originally Specified in the Registration Statement

From September 2, 2020 (Wednesday) to October 15, 2020 (Thursday) (30 business days)

(III)	Possibility of Extension Upon Request of the Target Company

Not applicable.

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(3)	Purchase Price

2,250 Japanese yen per 1 share of common stock

(4)	Basis for the Calculation of the Purchase Price

(I)	Basis for the Calculation

With the aim of ensuring the fairness of the Tender Offer Price, the Tender Offeror asked a financial advisor, Nomura Securities, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in determining the Tender Offer Price. Nomura Securities is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

Based on the determination that it is appropriate to evaluate the value of the Target Company Shares multilaterally after reviewing the calculation method to be adopted in calculating the value of the Target Company Shares from amongst multiple share valuation methods, and on the assumption that the Target Company is a going concern, Nomura Securities calculated the value of the Target Company Shares by using the following methods: the market share price analysis (because the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies comparable to the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the calculation). The Tender Offeror obtained the Valuation Report dated October 29, 2019, from Nomura Securities. The Tender Offeror has not obtained any evaluation regarding the fairness of the Tender Offer Price (i.e., a fairness opinion).

The results of calculation by Nomura Securities of the per-share value of the Target Company Shares are as follows:

Market share price analysis:	1,458 Japanese yen to 1,793 Japanese yen
Comparable company analysis:	732 Japanese yen to 1,159 Japanese yen
DCF Analysis:	1,945 Japanese yen to 2,568 Japanese yen

Under the market share price analysis, where October 29, 2019, which is the business day immediately preceding the date of the announcement of the scheduled commencement of the Tender Offer, was the reference date, the per-share value of the Target Company Shares was calculated to range from 1,458 Japanese yen to 1,793 Japanese yen, based on the following prices of Target Company Shares on the TSE 1st Section: the closing price on the reference date (1,793 Japanese yen); the simple average of the closing price for the five business days immediately preceding the reference date (1,715 Japanese yen) (rounded to the nearest Japanese yen; the same method was applied to the calculation of the simple average of the closing price in this section); the simple average of the closing price for the one month immediately preceding the reference date (1,572 Japanese yen); the simple average of the closing price for the three months immediately preceding the reference date (1,466 Japanese yen); and the simple average of the closing price for the six months immediately preceding the reference date (1,458 Japanese yen).

Under the comparable company analysis, the value of the Target Company Shares was calculated through comparison with the market share price and financial indicators (e.g., profitability, etc.) of listed companies that engage in businesses comparatively similar to those of the Target Company. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 732 Japanese yen to 1,159 Japanese yen.

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Under the DCF Analysis, the Target Company’s enterprise value and share value were calculated by discounting the free cash flow that is expected to be generated in the future by the Target Company in and after the fiscal year ending in March 2020 at a certain discount rate to the present value, based on the relevant factors including the profitability and investment plans in the Target Company’s business plan for 4 fiscal years from the fiscal year ending in March 2020 to the fiscal year ending in March 2023 as well as other publicly available information. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 1,945 Japanese yen to 2,568 Japanese yen. In the business plan which served as a basis for the DCF Analysis, no significant increases or decreases in profits are expected. The synergistic effects expected to be achieved by implementing the Integration, including the Tender Offer, have not been counted. This is because it is difficult to specifically estimate the impact on earnings as of October 29, 2019.

By a resolution at the board of directors meeting held on October 30, 2019, the Tender Offeror ultimately determined that the Tender Offer Price would be 2,250 Japanese yen per share, comprehensively taking into account: (i) the valuation results in the Valuation Report obtained from Nomura Securities; (ii) the results of the due diligence on the Target Company by the Tender Offeror; (iii) real-world examples of premiums granted when the purchase price was determined in the case of previous tender offers for Shares (the case of tender offers to make target companies wholly-owned subsidiaries) by persons other than issuers similar to the Tender Offer; (iv) whether the board of directors of the Target Company would support the Tender Offer; (v) fluctuations in the market price of the Target Company Shares; and (vi) anticipated levels of tendering in the Tender Offer, and based on the results of discussions and negotiations with the Target Company.

The Tender Offer Price of 2,250 Japanese yen per share represents the following premiums: 25.49% (rounded off to two decimal places; the same method was applied to the calculation of premiums (%) in this section) on the closing price of the Target Company Shares of 1,793 Japanese yen on the TSE 1st Section as of October 29, 2019, which is the business day immediately preceding the date of announcement of the scheduled commencement of the Tender Offer; 43.13% on the simple average of the closing price of 1,572 Japanese yen for the one month immediately preceding October 29, 2019; 53.48% on the simple average of the closing price of 1,466 Japanese yen for the three months immediately preceding October 29, 2019; and 54.32% on the simple average of the closing price of 1,458 Japanese yen for the six months immediately preceding October 29, 2019.

The Tender Offer Price of 2,250 Japanese yen per share represents the following premiums: 0.85% on the closing price of the Target Company Shares of 2,231 Japanese yen on the TSE 1st Section as of August 31, 2020, which is the business day immediately preceding the date of announcement of the commencement of the Tender Offer; 1.40% on the simple average of the closing price of 2,219 Japanese yen for the one month immediately preceding August 31, 2020; 1.99% on the simple average of the closing price of 2,206 Japanese yen for the three months immediately preceding August 31, 2020; and 2.13% on the simple average of the closing price of 2,203 Japanese yen for the six months immediately preceding August 31, 2020.

(Note)

In calculating the Target Company Share value, Nomura Securities assumed that all public information and information provided to it are accurate and complete, and it has not independently verified the accuracy or completeness thereof. Also, Nomura Securities neither has independently evaluated, appraised or assessed, nor has requested that any third-party organization appraise or assess, any assets or liabilities (including financial derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of the Target Company or its affiliated companies (including analyzing and evaluating their individual assets and liabilities). The Target Company’s financial forecast (including profit plans and other information) is assumed to have been reasonably examined or prepared based on the best, bona-fide forecast and decision-making that are presently available to the Target Company’s management as of October 29, 2019. Calculations by Nomura Securities reflect the information obtained and economic conditions learned by Nomura Securities up to and including October 29, 2019. Calculations by Nomura Securities are solely for reference purposes for the Tender Offeror’s board of directors to consider the Target Company Share value.

(II)	Background of the Calculation

(Background leading to the determination of the Tender Offer Price)

The Tender Offeror started considering the Integration in the middle of February 2018. It appointed Nomura Securities as its financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and appointed Nishimura & Asahi as its legal advisor. The Tender Offeror started initial consideration and discussions regarding the Integration, including the Tender Offer, and in late May 2019, made the Proposal to the Target Company.

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According to the Target Company, in response to the Proposal made by the Tender Offeror in late May 2019, the Target Company appointed Deloitte Tohmatsu Financial Advisory as its financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and appointed Anderson Mori & Tomotsune as its legal advisor independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in order to ensure the fairness of the Transactions including the Tender Offer Price. According to the Target Company, on July 24, 2019, it established a special committee as an advisory body for the Target Company’s board of directors to consider the Proposal.

Thereafter, the Tender Offeror, with the approval of the Target Company, conducted due diligence on the Target Company from the middle of July 2019 to early September 2019. The Tender Offeror and the Target Company continued discussions regarding, among other matters, the purpose of the Integration, including the Tender Offer, management structures and policies after the Integration, and various conditions of the Integration, with the aim of further enhancing their respective enterprise value. Furthermore, from early October 2019, the Tender Offeror held discussions and negotiations with the Target Company on several occasions regarding the Tender Offer Price. Thereafter, in late October 2019, the Tender Offeror made the final proposal of the Tender Offer to the Target Company and held discussions and negotiations with the Target Company.

Consequently, as of October 30, 2019, the Tender Offeror determined to conduct the Tender Offer for the Target Company Shares as part of the Transactions if the Conditions Precedent are satisfied. The Tender Offeror also determined the Tender Offer Price against the background described below. For details of the background that led to the Tender Offeror’s determination to conduct the Tender Offer, please see “(2) Background to Decision to Implement Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy” of “1. Purpose of the Purchase” above.

(i)	Name of the third party from whom the Tender Offeror obtained opinions in calculation

In determining the Tender Offer Price, the Tender Offeror asked Nomura Securities, a financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, to calculate the value of the Target Company Shares. The Tender Offeror obtained the Valuation Report dated October 29, 2019, from Nomura Securities. Nomura Securities is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

(ii)	Overview of the opinions

According to the Valuation Report, the methods adopted and the ranges of per-share value of the Target Company Shares calculated by using those methods are as follows:

Market share price analysis:	1,458 Japanese yen to 1,793 Japanese yen
Comparable company analysis:	732 Japanese yen to 1,159 Japanese yen
DCF Analysis:	1,945 Japanese yen to 2,568 Japanese yen

(iii)	Background leading to the determination of the Tender Offer Price taking into consideration the opinions

By a resolution at the board of directors meeting held on October 30, 2019, the Tender Offeror ultimately determined that the Tender Offer Price would be 2,250 Japanese yen per share, comprehensively taking into account: (i) the valuation results in the Valuation Report obtained from Nomura Securities; (ii) the results of the due diligence on the Target Company by the Tender Offeror; (iii) real-world examples of premiums granted when the purchase price was determined in the case of previous tender offers for Shares (the case of tender offers to make target companies wholly-owned subsidiaries) by persons other than issuers similar to the Tender Offer; (iv) whether the board of directors of the Target Company would support the Tender Offer; (v) fluctuations in the market price of the Target Company Shares; and (vi) anticipated levels of tendering in the Tender Offer, and based on the results of discussions and negotiations with the Target Company.

Taking into account the influence of the novel coronavirus (COVID-19) and other business conditions of the Target Company, and the environment surrounding the Tender Offer between October 30, 2019, which is the date of the announcement of the scheduled commencement of the Tender Offer, and September 1, 2020, the Tender Offeror believes that there is no circumstance resulting in a change of the Tender Offer Price.

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(III)	Relationship with the Valuation Organization

Nomura Securities, which is the Tender Offeror’s financial advisor and third-party valuation organization, is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

(5)	Number of Shares to be Purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
42,378,296 shares	20,691,495 shares	— shares

(Note 1)

Since the Tender Offeror intends to make the Target Company a wholly-owned subsidiary, if the aggregate number of the Tendered Shares does not reach the minimum number of shares to be purchased (20,691,495 shares), none of the Tendered Shares will be purchased. If the aggregate number of the Tendered Shares is equal to or exceeds the minimum number of shares to be purchased (20,691,495 shares), all the Tendered Shares will be purchased.

(Note 2)

Shares in quantities of less than one unit are also subject to the Tender Offer. If a right to demand the purchase of shares in quantities of less than one unit is exercised by a shareholder pursuant to the Companies Act, the Target Company may purchase those shares during the Tender Offer Period in accordance with the procedures under the laws and regulations.

(Note 3)	The Tender Offeror does not intend to acquire treasury shares owned by the Target Company through the Tender Offer.

(Note 4)

Because no maximum number of shares to be purchased has been set in the Tender Offer, the “Number of Shares to be Purchased” is the possible maximum number of Target Company Shares (42,378,296 shares) to be obtained by the Tender Offeror through the Tender Offer. This maximum number of shares (42,378,296 shares) is obtained by deducting (a) from (b), wherein (a) is the number of Target Company Shares owned by the Tender Offeror as of today (22,682,205 shares), and the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021 (391,642 shares), and (b) is the total number of issued shares as of June 30, 2020, as stated in the Target Company’s First Quarterly Report for the 68th Fiscal Year (65,452,143 shares).

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(6)	Changes in the Ownership Ratio of Shares as a Result of the Purchase

Number of voting rights pertaining to Shares owned by the Tender Offeror before the purchase	226,822 voting rights	(Ownership ratio of Shares before the purchase: 34.86%)

Number of voting rights pertaining to Shares owned by specially related parties before the purchase	0 voting rights	(Ownership ratio of Shares before the purchase: 0.00%)

Number of voting rights pertaining to Shares owned by the Tender Offeror after the purchase	650,605 voting rights	(Ownership ratio of Shares after the purchase: 100.00%)

Number of voting rights pertaining to Shares owned by specially related parties after the purchase	0 voting rights	(Ownership ratio of Shares after the purchase: 0.00%)

Number of voting rights of all shareholders of the Target Company	650,408 voting rights

(Note 1)

The “number of voting rights pertaining to Shares owned by the Tender Offeror before the purchase” is the number of voting rights (226,822 voting rights) pertaining to Shares owned by the Tender Offeror as of today (22,682,205 shares).

(Note 2)

The “number of voting rights pertaining to Shares owned by specially related parties before the purchase” is the total number of the voting rights pertaining to Shares owned by specially related parties (excluding those specially related parties who are excluded from being a specially related party under Article 3(2)(i) of the Cabinet Office Order on Disclosure Required for Tender Offer for Share Certificates by Persons Other Than Issuers (Ministry of Finance Order No. 38 of 1990, as amended; the “Cabinet Office Order”) for the purpose of calculating the ownership ratio of Shares under Article 27-2(1) of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “Act”)). The “number of voting rights pertaining to Shares owned by specially related parties after the purchase” is stated as zero, because the Shares owned by specially related parties (excluding treasury shares owned by the Target Company) are also subject to the Tender Offer.

(Note 3)

The “number of voting rights of all shareholders of the Target Company” is the number of the voting rights of all shareholders as of June 30, 2020, as stated in the Target Company’s First Quarterly Report for the 68th Fiscal Year (one unit of shares is stated to consist of 100 shares). However, since all of the Target Company Shares issued by the Target Company, including shares in quantities of less than one unit, are subject to the Tender Offer, for the purpose of calculating the “ownership ratio of Shares before the purchase” and the “ownership ratio of Shares after the purchase,” the number of voting rights (650,605 voting rights) pertaining to the number of shares (65,060,501 shares) obtained by deducting (a) from (b) was used as the denominator, wherein (a) is the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021 (391,642 shares), and (b) is the total number of issued shares as of the same date, as stated in the Target Company’s First Quarterly Report for the 68th Fiscal Year (65,452,143 shares).

(Note 4)	With regard to the “ownership ratio of Shares before the purchase” and the “ownership ratio of Shares after the purchase,” any fraction is rounded off to two decimal places.

(7)	Purchase Price 95,351,166,000 Japanese yen

(Note) “Purchase price” is the amount obtained by multiplying the number of shares to be purchased through the Tender Offer (42,378,296 shares) by the Tender Offer Price (2,250 yen).

(8)	Settlement Method

(I)	Name and Head Office Location of Financial Instruments Business Operator, Bank, and Any Other Institution Conducting Settlement of Purchase

Nomura Securities Co., Ltd.	1-9-1 Nihonbashi, Chuo-ku, Tokyo

(The location of the head office of Nomura Securities Co., Ltd. will be 1-13-1 Nihonbashi, Chuo-ku, Tokyo on October 1, 2020.)

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(II)	Commencement Date of Settlement

October 22, 2020 (Thursday)

(III)	Settlement Method

Without delay following the conclusion of the Tender Offer Period, a notice of purchase through the Tender Offer will be mailed to the addresses of the Tendering Shareholders (or standing proxies for Foreign Shareholders).

Purchase will be made by cash. A Tendering Shareholder may receive the proceeds from selling the shares through the Tender Offer without delay on and after the commencement date of settlement in a manner designated by the Tendering Shareholder, such as through money transfer (transfer fees may apply).

(IV) Method of Return of Shares

If none of the Tendered Shares is purchased in accordance with the conditions described in “(I) Existence and Details of Conditions Set Forth in Each Item of Article 27-13, Paragraph (4) of the Act” and “(II) Existence of Conditions of Withdrawal of the Tender Offer, Details Thereof, and Method of Disclosure of Withdrawal” of “(9) Other Terms and Conditions and Methods of Purchase” below, the Shares to be returned shall be returned by restoring the record in the Tendering Shareholder Account opened with the tender offer agent to the record immediately prior to the point of time they were tendered, promptly on and after the second business day after the last day of the Tender Offer Period (or, if the Tender Offer is withdrawn, the date of withdrawal). (If transferring the Shares to the Tendering Shareholder’s account opened with a different financial instruments business operator, please confirm with the head office or the domestic branch of the tender offer agent where your tender was accepted.)

*In connection with the measures for preventing the spread of the novel coronavirus (COVID-19), special measures such as temporarily suspending our in-store services may be taken during the Tender Offer Period. For details, please contact the head office or each domestic branch of the tender offer agent. Also, for a list of the affected stores and special measures taken by such stores, please see the tender offer agent’s website (https://www.nomura.co.jp/).

(9)	Other Terms and Conditions and Methods of Purchase

(I)	Existence and Details of Conditions Set Forth in Each Item of Article 27-13, Paragraph (4) of the Act

If the total number of the Tendered Shares is less than the minimum number of shares to be purchased (20,691,495 shares), none of the Tendered Shares will be purchased. If the total number of the Tendered Shares is equal to or above the minimum number of shares to be purchased (20,691,495 shares), all of the Tendered Shares will be purchased.

(II)	Existence of Conditions of Withdrawal of the Tender Offer, Details Thereof, and Method of Disclosure of Withdrawal

In the event that any of the facts set forth in Article 14, paragraph (1), item(i), (a) through (i) as well as (l) through (r), Article 14, paragraph (1), item (iii), (a) through (h), as well as Article 14, paragraph (2), item (iii) through (vi) of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as amended; the “Order”) occurs, the Tender Offer may be withdrawn. If the Tender Offer is intended to be withdrawn, an electronic public notice will be made, and a notice to that effect will be published in the Nihon Keizai Shimbun. However, if issuing the public notice by the last day of the Tender Offer Period proves difficult, the announcement will be made via the methods set forth in Article 20 of the Cabinet Office Order, and a public notice shall be issued immediately thereafter.

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(III)	Existence of Conditions for Reduction in Purchase Price, Details Thereof, and Method of Disclosure of Reduction

In accordance with the provisions of Article 27-6, paragraph (1), item (i) of the Act, in the event that the Target Company engages in any of the actions set forth in Article 13, paragraph (1) of the Order during the Tender Offer Period, the purchase price may be reduced in accordance with the standards set forth in Article 19, paragraph (1) of the Cabinet Office Order. If the purchase price is intended to be reduced, an electronic public notice will be made, and a notice to that effect will be published in the Nihon Keizai Shimbun. However, if issuing the public notice by the last day of the Tender Offer Period proves difficult, the announcement will be made via the methods set forth Article 20 of the Cabinet Office Order, and a public notice shall be issued immediately thereafter. If the purchase price has been reduced, the Tendered Shares on or before the day on which such public notice was made will be purchased at the reduced purchase price.

(IV)	Matters Relating to the Tendering Shareholders’ Right to Cancel Contract

A Tendering Shareholder may cancel a contract regarding the Tender Offer at any time during the Tender Offer Period. When canceling the contract, please deliver or send a document indicating the intention of canceling the contract regarding the Tender Offer (the “Cancellation Document”) to the head office or the domestic branch of the person designated below where your tender was accepted no later than 3:30 PM on the last day of the Tender Offer Period. However, if sending the Cancellation Document, the document must arrive by 3:30 PM on the last day of the Tender Offer Period.

When canceling a contract regarding your tender made through the online service, please cancel the contract via the online service (https://hometrade.nomura.co.jp/), or by delivering or sending the Cancellation Document. If canceling the contract via the online service, please follow the instructions provided on the online service screen, and complete cancellation procedures no later than 3:30 PM on the last day of the Tender Offer Period. Any contract regarding your tender made at a transaction branch cannot be cancelled via the online service. When delivering or sending the Cancellation Document, please first request a Cancellation Document form from your transaction branch and then deliver or send the Cancellation Document to the same transaction branch no later than 3:30 PM on the last day of the Tender Offer Period. However, if sending the Cancellation Document, the document must arrive by 3:30 PM on the last day of the Tender Offer Period.

*In connection with the measures for preventing the spread of the novel coronavirus (COVID-19), special measures such as temporarily suspending our in-store services may be taken during the Tender Offer Period. For details, please contact the head office or each domestic branch of the tender offer agent. Also, for a list of the affected stores and special measures taken by such store, please see the tender offer agent’s website (https://www.nomura.co.jp/).

Party authorized to receive the Cancellation Document

Nomura Securities Co., Ltd.

1-9-1 Nihonbashi, Chuo-ku, Tokyo

(The location of the head office of Nomura Securities Co., Ltd. will be 1-13-1 Nihonbashi, Chuo-ku, Tokyo on October 1, 2020.)

(Other domestic branches of Nomura Securities Co., Ltd.)

The Tender Offeror will not seek payment of damages or penalties from any Tendering Shareholder who canceled their contract. Furthermore, any expenses associated with returning the Tendered Shares shall be borne by the Tender Offeror.

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(V)	Method of Disclosure Where Terms and Conditions of Purchase are Changed

Unless prohibited in Article 27-6, paragraph (1) of the Act and Article 13 of the Order, the Tender Offeror may change the terms and conditions of purchase during the Tender Offer Period. If the purchase conditions are intended to be changed, an electronic public notice will be made regarding such changes, and a notice to that effect will be published in the Nihon Keizai Shimbun. However, if issuing the public notice by the last day of the Tender Offer Period proves difficult, the announcement will be made via the methods set forth in Article 20 of the Cabinet Office Order, and a public notice shall be issued immediately thereafter. If the purchase conditions have been changed, the Tendered Shares on or before the day on which such public notice was made will be purchased on the changed purchase conditions.

(VI)	Method of Disclosure Where an Amended Statement is Submitted

If an amended statement is submitted to the Director-General of the Kanto Local Finance Bureau (excluding cases set forth in the proviso to Article 27-8, paragraph (11) of the Act), the details recorded in the amended statement relating to the details recorded in the public notice announcing the commencement of the Tender Offer will be publicly announced via the methods set forth in Article 20 of the Cabinet Office Order immediately. Furthermore, the tender offer explanation shall be immediately amended, and the Tendering Shareholders who have already received a before-amendment version of the tender offer explanation shall be provided with an amended version. However, if the scope of amendment is small, a document containing the reasons for amendment, the amended items, and the content following the amendment will be prepared, and the document will be delivered to the Tendering Shareholders for the purpose of amending the previously provided explanation.

(VII)	Method of Disclosure of the Results of the Tender Offer

The results of the Tender Offer will be publicly announced on the day following the last day of the Tender Offer Period via the methods set forth in Article 9-4 of the Order and Article 30-2 of the Cabinet Office Order.

(10)	Date of Public Notice of Tender Offer

September 2, 2020 (Wednesday)

(11)	Tender Offer Agent

Nomura Securities Co., Ltd.	1-9-1 Nihonbashi, Chuo-ku, Tokyo
(The location of the head office of Nomura Securities Co., Ltd. will be 1-13-1 Nihonbashi, Chuo-ku, Tokyo on October 1, 2020.)

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3.	Policies after the Tender Offer and Future Prospects

For the policies after the Tender Offer, please see “(2) Background to, the Purpose of, and Decision-Making Process of, the Resolution to Conduct the Tender Offer, and the Management Policy after the Tender Offer,” “(5) Policies Regarding Reorganization, among Others, after the Tender Offer (Matters Regarding the So-Called Two-Stage Purchase),” and “(6) Likelihood of Delisting and Reasons Therefor” under “1. Purpose of the Purchase” above.

4.	Others

(1)	Existence and Details of Agreements between the Tender Offeror and the Target Company or its Officers

(I)	Support for the Tender Offer and Recommendation for Tendering

According to the Target Company Press Releases, based on the considerations and negotiations as stated in “(V) Process of and Reasons for Decision-Making by the Target Company” of “(2) Background to Decision to Implement Tender Offer, Purpose and Decision-Making Process, and Post-Tender Offer Management Policy” of “1. Purpose of the Purchase” above, at the meeting of the Target Company’s board of directors held on October 30, 2019, the Target Company expressed its opinion in support of the Tender Offer and resolved to recommend that the Target Company’s shareholders tender shares in the Tender Offer.

In addition, according to the September 1 Press Release by the Target Company, at the meeting of the Target Company’s board of directors held on September 1, 2020, the Target Company expressed its opinion in support of the Tender Offer and resolved to recommend that the Target Company’s shareholders tender shares in the Tender Offer.

For details, please see of “(V) Approval of All Directors of the Target Company with No Interest in the Transactions, and No Objection from All Company Auditors of the Target Company with No Interest in the Transactions“ of “(4) Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest, and Measures to Ensure the Fairness of the Tender Offer” of “1. Purpose of the Purchase” above.

(II)	Execution of the Basic Contract

The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi entered into the Basic Contract on October 30, 2019 concerning the structure of the Integration and other related matters. For an overview of the Basic Contract, please see “(3) Material Agreements Regarding the Tender Offer” of “1. Purpose of the Purchase” above.

(2)	Other Information That Is Considered to Be Necessary When Investors Determine Whether to Tender Shares in an Offer to Purchase

According to the Target Company, at the board of directors meeting held on September 1, 2020, the Target Company resolved not to pay interim dividends for the fiscal year ending in March 2021, subject to the completion of the Tender Offer.

For details, please see the “Notice regarding Dividend of Surplus (Non-payment of Dividends for the Second Quarter of the Fiscal Year Ending in March 2021)” announced by the Target Company on September 1, 2020.

End.

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[Restriction on Solicitation]

This press release is a news statement intended for announcement of the Tender Offer to the general public, and was not prepared for the purpose of soliciting an offer to sell the shares in connection with the Tender Offer. If you intend to make an offer to sell shares in the Tender Offer, please refer to the tender offer explanation regarding the Tender Offer in advance, and make your own independent decision. This press release is not an offer to purchase securities or a solicitation of an offer to sell securities, and does not constitute any such part. In addition, this press release (or any part of it) or any distribution hereof will not be the basis for any agreement concerning the Tender Offer, nor will it be relied upon when executing any such agreement.

[Prediction of the Future]

This press release may include expressions concerning future prospects such as “expect,” “forecast,” “intend,” “plan,” “be convinced,” and “estimate,” including those concerning the future business of the Tender Offeror and other companies and entities. These expressions are based on the current business prospects of the Tender Offeror and may change depending on future situations. The Tender Offeror shall not be obligated to update the expressions concerning future prospects to reflect the actual business results, various situations, changes to conditions, or other related factors.

This press release includes “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended; the “U.S. Securities Exchange Act of 1934”). The actual results may be significantly different from the predictions expressly or impliedly indicated in the forward-looking statements, due to known or unknown risks, uncertainty, or other factors. The Tender Offeror or its affiliates do not guarantee that the predictions expressly or impliedly indicated as the forward-looking statements will turn out to be correct. The forward-looking statements included in this press release were prepared based on the information held by the Tender Offeror as of the date hereof, and unless obligated by laws or regulations or the rules of a financial instruments exchange, the Tender Offeror or its affiliates shall not be obligated to update or revise the statements to reflect future incidents or situations.

[U.S. Regulations]

The Tender Offer will be conducted in compliance with the procedures and information disclosure standards provided under the Financial Instruments and Exchange Act of Japan, and those procedures and standards are not always the same as those applicable in the United States. In particular, neither Section 13(e) nor Section 14(d) of the U.S. Securities Exchange Act of 1934 or the rules under these sections apply to the Tender Offer; therefore, the Tender Offer is not conducted in accordance with those procedures or standards. The financial information included in this press release is based on International Financial Reporting Standards (IFRS), not on the U.S. accounting standards; therefore, the financial information included in this press release may not necessarily be comparable to the financial information prepares based on the U.S. accounting standards. Also, because the Tender Offeror and the Target Company are corporations incorporated outside the U.S. and their directors are non-U.S. residents, it may be difficult to exercise rights or demands against them that can be claimed based on U.S. securities laws. In addition, you may not be permitted to commence any legal procedures in courts outside the U.S. against non-U.S. corporations or their directors based on a breach of U.S. securities laws. Furthermore, U.S. courts are not necessarily granted jurisdiction over non-U.S. corporations or their directors.

All procedures regarding the Tender Offer will be conducted in Japanese unless specifically set forth otherwise. All or part of the documents regarding the Tender Offer will be prepared in English; however, if there is any discrepancy between the documents in English and those in Japanese, the documents in Japanese shall prevail.

[Other Countries]

Depending on the country or region, there may be legal restrictions on the release, issuance, or distribution of this press release. In such cases, you are required to be aware of such restrictions and comply with them. This press release does not constitute a solicitation of an offer to sell or an offer to purchase shares related to the Tender Offer and is simply deemed a distribution of materials for informative purposes only.

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